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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 21, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

2U, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	26-2335939
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8201 Corporate Drive, Suite 900
Landover, MD 20785
(301) 892-4350

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher J. Paucek
Chief Executive Officer
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785
(301) 892-4350

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler Darren K. DeStefano Brian F. Leaf Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 Telephone: (703) 456-8000 Fax: (703) 456-8100	Todd J. Glassman General Counsel 2U, Inc. 8201 Corporate Drive, Suite 900 Landover, MD 20785 Telephone: (301) 892-4350 Fax: (202) 478-1660	William J. Schnoor Michael J. Minahan Gregg L. Katz Goodwin Procter LLP Exchange Place Boston, MA 02109 Telephone: (617) 570-1000 Fax: (617) 523-1231

             Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$100,000,000	$12,880

(1)
In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

             The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 21, 2014

                    Shares

Common Stock

          This is an initial public offering of shares of common stock of 2U, Inc.                    shares of common stock are being sold by us and                    shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . We have applied to list our common stock on the NASDAQ Global Market under the symbol "TWOU".

          We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

          See "Risk Factors" beginning on page 14 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to 2U, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)
The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting" beginning on page 137 of this prospectus for a description of the compensation paid to the underwriters.

          To the extent that the underwriters sell more than                    shares of common stock, we and the selling stockholders have granted the underwriters an option to purchase up to an additional                    shares at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2014.

Goldman, Sachs & Co.	Credit Suisse

Needham & Company	Oppenheimer & Co.	Pacific Crest Securities

Prospectus dated                          , 2014

2U®
No Back Row™
We all know the back row.
At 2U, we think education would be better off without it.
Professor Don
Cassandra
Jocelyn
Larissa
Sam
Kyle
Brendan
Will
Christina
UNC
KENAN-FLAGLER BUSINESS SCHOOL
MBA@UNC

          We have not, and the selling stockholders have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, especially our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus. Unless the context otherwise requires, we use the terms "2U", "company", "we", "us" and "our" in this prospectus to refer to 2U, Inc. and, where appropriate, our consolidated subsidiary.

Our Mission

          2U enables great colleges and universities to bring their programs online, allowing them to transform the way higher education is delivered. We believe that our cloud-based software-as-a-service platform allows our clients to reach students globally, enabling the education they provide to reach its highest potential so students can reach theirs.

Company Overview

          We are a leading provider of cloud-based software-as-a-service solutions that enable leading nonprofit colleges and universities to deliver their high quality education to qualified students anywhere. Our innovative online learning platform and bundled technology-enabled services provide the comprehensive operating infrastructure colleges and universities need to attract, enroll, educate, support and graduate their students. By leveraging our solutions, we believe our clients are able to expand their addressable markets while providing educational engagement, experiences and outcomes to their online students that match or exceed those of their on-campus offerings.

          Our clients deploy our platform to offer high quality educational content, instructor-led classes averaging ten students per session in a live, intimate and engaging setting, and a rich social networking experience, all accessible through proprietary web-based and mobile applications. This technology challenges every student to learn from the front row and every faculty member to engage students in new and innovative ways. We believe that our platform is flexible, easy to use, highly scalable and characterized by a high level of availability and security. Full course equivalent enrollments in our clients' programs grew from 14,099 during the twelve months ended December 31, 2011 to 31,338 during the twelve months ended December 31, 2013, representing a compound annual growth rate of 49%. We measure full course equivalent enrollments in our clients' programs by determining, for each of the courses offered during a particular period, the number of students enrolled in that course multiplied by the percentage of the course completed during that period. Any individual student may be enrolled in more than one course during a period. From our inception through December 31, 2013, a total of 8,540 unique individuals have enrolled as students in our clients' programs. By the time the last of these individuals graduate or leave our clients' programs, we estimate that they will have generated more than $475 million in total program tuition and fees for our clients.

          Our clients are leading nonprofit colleges and universities, and eight of our nine clients with whom we have contracted to offer 2U-enabled graduate programs were ranked by U.S. News and World Report among the top 75 undergraduate institutions in its 2014 National University Rankings. Our clients use our platform to offer full graduate degree programs online. Currently, eight well-recognized nonprofit colleges and universities offer graduate degrees through our platform, including the University of Southern California, Georgetown University, the University of North Carolina at Chapel Hill and the University of California, Berkeley, and we have contracted with a ninth university to enable a new graduate degree program that we expect to launch in 2015. We believe we have additional opportunities to extend our reach into the international, undergraduate and doctoral higher education markets.

          We believe that by delivering high quality degree programs and courses online using our platform, our clients can improve educational outcomes and career opportunities for a larger number of students, and by doing so, broaden the global reach of their brands while maintaining their academic rigor and admissions standards. By deploying our platform, clients give their students, who receive the same degree or credit as their on-campus counterparts and generally pay equivalent tuition, the option of pursuing their educations without potentially incurring the burden of moving, leaving existing employment or giving up family and community support networks. This can substantially reduce the total cost of obtaining a degree and lower a student's total debt burden. It can also allow students for whom relocating is not an option to obtain a higher quality education than they might be able to access in their local communities.

          We provide a suite of technology-enabled services, bundled with our platform, that are designed to promote adoption and usage of our software-as-a-service, or SaaS, solutions by clients and improve enrollment and retention of their students. We have primary responsibility for identifying qualified students for our clients' programs, generating potential student interest in the programs and driving applications to the programs. We have developed sophisticated digital program marketing and student acquisition capabilities, and we work closely with our clients to help them create highly engaging multimedia instructional content. We also include other services that support the complete lifecycle of a higher education program or course, including facilitating in-program field placements and providing technical support. In addition, our platform provides clients with real-time data and deep analytical insight related to student performance and engagement, student and faculty satisfaction, and enrollment.

          Our compensation from our clients consists primarily of a specified share of the tuition and fees paid to our clients by students in the programs we enable, which we believe aligns our interests with those of our clients. This revenue model, combined with long contractual terms, enables us to make the investment in technology, integration, content production, program marketing, student and faculty support and other services necessary to create large, successful programs. Our client contracts generally have initial terms between 10 and 15 years in length, and, since our inception, all of the clients that have engaged us remain active.

          For the years ended December 31, 2011, 2012 and 2013, our revenue was $29.7 million, $55.9 million and $83.1 million, respectively. For the years ended December 31, 2011, 2012 and 2013, our net losses were $24.9 million, $23.1 million and $28.0 million, respectively, and our Adjusted EBITDA loss, a non-GAAP measure, was $22.5 million, $18.8 million and $21.2 million, respectively. For a reconciliation of Adjusted EBITDA loss to net loss, see "Selected Consolidated Financial Data —Adjusted EBITDA."

Market Opportunity

          The global higher education industry is undergoing a significant transition. Due primarily to macroeconomic conditions, public higher education institutions in the United States and other countries in recent years have faced decreased governmental financial support and increased volatility in graduate enrollment rates. At the same time, we believe the long-term growth prospects of the global higher education industry are strong, as governments, corporations and individuals around the world are increasingly recognizing the importance of education in a knowledge-based economy.

          In addition, technology, and online learning in particular, is reshaping how institutions deliver and individuals access education. Rising rates of internet penetration, the rapid proliferation of mobile devices and the growth in cloud-based services are broadening the accessibility of educational content and services as well as the potential reach of educational institutions. As a result, colleges and universities are rethinking their operational and business models, determining how to incorporate technology-enabled offerings into their long-term growth strategies and seeking cost-effective ways to expand their academic reach.

  Rising Global Demand for Postsecondary Education

          Higher education is a large and well-established market, both in the United States and worldwide. In the United States alone, total revenue for all degree-granting postsecondary institutions was over $550 billion for the 2010-2011 academic year, according to a May 2013 report by the U.S. National Center for Education Statistics. The decade between 2000 and 2010 saw a 37% increase in enrollment in postsecondary degree granting institutions in the United States, from 15.3 million to 21.0 million, according to the U.S. Department of Education, and that number is expected to rise to 23.8 million by 2021, a further increase of 13%.

  Rapid Growth in Online Education

          The market for online postsecondary education has grown more rapidly than the overall postsecondary market, driven by the increased acceptance of online programs among students, academic institutions and employers, and the greater flexibility and convenience of many online programs. To date, the primary users of online education have been students enrolled in for-profit institutions, which we do not view as our competitors or part of the same industry given our focus on enabling leading nonprofit colleges and universities to deliver their high quality degree programs and courses online.

          We believe that in the past many nonprofit institutions lacked confidence that online programs could offer sufficient quality to align with their brands, market reputations and academic standards. However, recent academic research, as well as our own experience, has shown that academic outcomes in online environments are generally equivalent to or better than those in traditional face-to-face environments. We also believe nonprofit institutions have been hesitant to adopt new initiatives given that they lacked the capital, technological expertise and marketing capabilities necessary to build significant online operations. However, as technology has improved and online education initiatives have become more prominent, nonprofit colleges and universities are considering online education as a means to increase enrollments cost-effectively.

  Challenges Faced by Providers of Postsecondary Education

          During this period of transition, providers of higher education are facing three fundamental challenges:

  •
  The internet is allowing new forms of instructional content and courses to proliferate, and education service providers who are unable to navigate the online environment and offer a compelling value proposition to students may cede market share to their competitors.

  •
  Many institutions recognize that they do not possess the human or technological resources necessary to implement a successful online learning strategy.

  •
  Many institutions face increasing financial challenges that prevent them from investing more heavily in developing technology-based solutions. Given this environment, institutions of higher education are actively looking for ways to increase revenue, such as by raising tuition or increasing enrollment.

  Our Opportunity

          We believe that an increasing number of institutions of higher education globally will implement online learning strategies to extend their reach and remain relevant to the needs of students. We believe we have a significant opportunity to help leading nonprofit colleges and universities implement and scale high quality online degree programs, as well as protect and deliver on the promise of their brands. We believe that the transition of the higher education market to cloud-based online delivery is just beginning, and that we are uniquely positioned to capture market share by delivering compelling, value-producing services to these institutions. Our cloud-

based SaaS solutions provide nonprofit colleges and universities with the ability to capitalize on the disruptive forces of online education while extending the academic reach of their programs. By doing so, our clients are able not only to fulfill their missions but also to develop significant new sources of revenue through meaningful additional enrollments.

Our Approach

          We provide a cloud-based SaaS platform and bundled technology-enabled services that enable leading nonprofit colleges and universities to deliver high quality online degree programs and courses. Our platform supports a wide range of university functions, such as enabling high quality educational content, instructor-led classes averaging ten students per session in a live, intimate and engaging setting, and a rich social networking experience, all accessible through proprietary web-based and mobile applications. Our platform also serves as a hub for student and faculty interaction, and incorporates a live, or synchronous, learning experience, with pre-produced, or asynchronous, educational content and dynamic social networking. Furthermore, we offer services that support the complete lifecycle of a higher education program or course, including attracting students, facilitating in-program field placements and providing technical support. Our clients retain control of, and responsibility for, admissions, financial aid, faculty, curriculum and the direct delivery of academic services such as teaching, grading and assessment.

          Using our solutions, our clients can:

  •
  Extend Institutional Mission and Reach.  Our solutions enable clients to extend their brands and fulfill their missions by delivering high quality education programs online to students anywhere in the world while maintaining their academic rigor and admissions standards.

  •
  Increase Revenue.  Our solutions enable clients to increase their overall enrollments significantly, thereby growing their tuition revenue.

  •
  Increase Scalability.  Our solutions allow clients to extend beyond their physical boundaries and capacity constraints to scale programs without the investment typically required to acquire, educate and service incremental on-campus students.

  •
  Deliver a Differentiated, Engaging Learning Environment.  Our platform leverages advanced software technology to enable highly interactive learning experiences, accessible using proprietary web-based and mobile applications.

  •
  Utilize Ongoing Data and Analytical Insight.  Our solutions enable clients to track the engagement and learning outcomes of students on our platform to a significantly greater degree than for their on-campus students.

  •
  Increase Speed to Market.  We bring technology and other capabilities that enable institutions to implement and scale an online degree program faster than they could on their own.

Our Strengths

          We believe the following to be our key strengths:

  •
  Robust, Differentiated Software and Services Platform.  Our platform offers extensive features, high configurability, an intuitive user interface and the ability to support synchronous and asynchronous learning at scale, combined with a suite of technology-enabled services that together provide a broad set of capabilities that would otherwise require the purchase of multiple, disparate point solutions.

  •
  Proven Track Record Delivering SaaS Solutions for Leading Higher Education Institutions.  We believe our track record of successful implementations for leading nonprofit colleges and universities, together with the trust we have built with clients, create a significant competitive advantage. Additionally, we regularly conduct Net Promoter Score® surveys with the faculty and students in each of our client programs. Net Promoter Score is a commonly used measure of customer loyalty and satisfaction. We believe that the favorable scores received from both groups demonstrate that we deliver our solutions in an effective and user-friendly manner.

  •
  Proprietary, Data-Driven Approach to Growth.  Through our experience launching and operating programs with leading nonprofit colleges and universities, we have developed a proprietary program-selection algorithm to drive the process for identifying new programs and clients, which enables us to systematically identify degrees at colleges and universities that we believe have the highest probability of success.

  •
  Dedicated Focus on Quality.  We prioritize quality by employing a "white glove" service model designed to enable academic programs that align with our clients' brands and produce positive student outcomes, not only in educational achievement but also in terms of student satisfaction, graduation rates and other key measures of success.

  •
  Attractive Financial Model with Significant Predictability and Visibility.  Given the long-term nature of our contracts, with initial terms generally ranging from 10 to 15 years in duration, we are able to benefit from increasing enrollments in clients' programs as those programs mature, leading to both revenue growth and expanding operating margins. In addition, we believe the significant portion of our revenue that is typically attributable to returning students contributes to the predictability and recurring nature of our business.

Our Growth Strategy

          We intend to continue our industry leadership as a provider of cloud-based SaaS solutions that enable leading nonprofit colleges and universities to deliver education online. Our approach to growth is disciplined and focused on long-term success. The principal elements of our strategy are to:

  •
  Grow Our Client Base.  We intend to expand beyond our existing client base through two focused approaches:

  •
  Add Programs in New Academic Disciplines.    We believe there is a substantial opportunity for us to increase the size of our client base by adding graduate programs in new academic disciplines within our core market of selective nonprofit colleges and universities. According to the U.S. Department of Education, during the 2011-2012 academic year, U.S. institutions of higher education offered graduate degrees in 1,000 separate disciplines. Of these disciplines, 140 had more than 1,000 graduates in that year.

  •
  Expand Within Existing Academic Disciplines.    We are also actively targeting new graduate-level clients in academic disciplines where we have existing programs. We believe this approach will enable us to leverage our program marketing investments across multiple client programs within specific academic disciplines, expanding the number of students who can access high quality educations and significantly decreasing student acquisition costs within those disciplines.

  •
  Increase Enrollment and Add Programs with Existing Clients.  We intend to continue to increase student enrollments within the existing programs we enable for our clients. We also have been able to expand our relationships with clients by adding degree programs at the same university, as we have at the University of Southern California, the University of North Carolina at Chapel Hill and The George Washington University.

  •
  Grow International, Undergraduate and Doctoral Presence.  We believe that there is significant market demand for our solutions as colleges and universities worldwide seek to extend their brands by accessing the growing global market for higher education. Our existing client programs serve students in over 50 countries. In addition, we believe there is a meaningful opportunity to provide high quality online education experiences to undergraduate students and to expand our graduate offerings into doctoral programs.

  •
  Continue to Innovate and Extend our Technological Leadership.  Our ability to deliver innovative technology for our clients has been central to our growth and success. We intend to increase the functionality of our platform and continue our investment in the development of new applications that extend our technological leadership.

Our Solutions

          Our solutions consist of our cloud-based SaaS platform and bundled technology-enabled services.

  Proprietary, Cloud-Based SaaS Platform

  •
  Online Campus.  Our innovative online learning platform, Online Campus, enables our clients to offer high quality educational content together with instructor-led classes in a live, intimate and engaging setting, averaging ten students per session, all accessible through proprietary web-based and mobile applications. Online Campus powers the following services:

  •
  Virtual, Live Classes and Groups.    Online Campus enables a variety of live, small-group class sessions that are accessed online. Our technology solutions enable instructors to simultaneously lead group discussions, customize the virtual classroom to their individual styles and display a variety of documents, images, charts, notes and videos. Online Campus also enhances collaboration by allowing students to interact during class sessions using face-to-face online interaction, establish breakout groups for student discussion and group work and share projects onscreen for group feedback. Additionally, our platform is available for students to collaborate in planned or ad hoc study or work groups, regardless of day or time.

  •
  Delivery of High Quality, Engaging Content.    Through Online Campus, we and our clients create, publish and deliver video and other asynchronous content, interactive course lectures, individual and group assignments and assessments. We have developed technology solutions to enhance interaction between a faculty member and students, both individually and as a group, by blending asynchronous content and real-time student responses in the online environment.

  •
  Dynamic Social Networking.    Online Campus provides an intuitive social interface that connects students to an extended network of faculty, other students, researchers and administrators who are a part of their university community. We provide users with fully customizable social profiles, multimedia postings and dynamic communication and notification tools designed to supplement the live classroom experience and promote meaningful relationships.

  •
  Content Management System.  Our content management system enables us and our clients to author, review and deploy asynchronous content into their online programs. The content management system includes a set of project management and collaboration tools that allow clients to seamlessly integrate the work of faculty with that of our course production and content development staff.

  •
  Application Processing Portal.  Our proprietary application system, known as the Online Application and Recommendation System, or OARS, automates the online application process for prospective students of our clients' programs. OARS is integrated with the primary marketing site for each program, directly funneling prospective students into each client's existing application process and providing automated workflow for that process.

  •
  Customer Relationship Management.  We have developed customer relationship management deployments configured for each client's specific program characteristics. Each deployment serves as the data hub for scheduling, student acquisition, student application, faculty admissions review, enrollment and student support for each program.

Technology-Enabled Services Supporting Client Program Lifecycle

          We offer a comprehensive suite of technology-enabled services that support the complete lifecycle of a higher education program or course. These services include the following:

  •
  Content Development.  Our content development staff works closely with our clients' faculty in a collaborative process to produce high quality, engaging online coursework and content. We produce scripted and casual videos in studio and on location, transform static content into interactive materials and ultimately assemble customized online course materials for delivery through our Online Campus.

  •
  Student Acquisition.  We provide dedicated technology-enabled program marketing services to drive applications for each client program. Our program-specific marketing teams develop creative assets, such as websites related to the fields of study of our clients' programs, and execute campaigns aimed at acquiring students cost-effectively.

  •
  Dedicated "White Glove" Service.  High quality student and faculty support is a central pillar of our bundled service offering. Some of the key services we provide include:

  •
  Application Advising.  Our program-dedicated teams work with prospective students as they consider and apply to a client program.

  •
  Student and Faculty Support.  We augment each student's academic experience by assigning a dedicated advisor to provide ongoing individualized non-academic support and provide a dedicated support team that supports and trains university administration and faculty.

  •
  In-Program Student Field Placements.  Our field placement team is dedicated to securing in-program field placements for students enrolled in our client programs. We work closely with faculty to identify and approve sites that meet curriculum requirements.

  •
  State Authorization Services.  Each online program a client offers using our platform must comply with state authorization requirements in each state where the students enrolled in the program reside. We work with most of our clients to identify and satisfy state authorization requirements.

Risks Related to our Business

          Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include, among others:

  •
  We have a limited operating history, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future.

  •
  We have incurred significant net losses since inception and we may never become profitable.

  •
  Our business depends heavily on the adoption by colleges and universities of online delivery of their programs and courses.

  •
  Our financial performance depends on our ability to acquire qualified potential students for our clients' programs, and on our and our clients' ability to retain students enrolled in their programs.

  •
  Disruptions to, or failures of, our platform or unauthorized disclosure of student data could reduce client and student satisfaction with our clients' programs and harm our reputation.

  •
  We incur significant expense in connection with the launch of new client programs and scale-up of new and existing client programs, and it may be several years, if ever, before we generate revenue from a new program sufficient to recover our costs.

  •
  We currently have, and for the foreseeable future expect to continue to have, a small number of clients, and the loss, or material underperformance, of any one client could hurt our future financial performance.

  •
  We may not be able to manage growth effectively.

  •
  Our quarterly operating results have fluctuated in the past and may do so in the future.

  •
  If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, or if other material weaknesses exist in the future, the accuracy and timing of our financial reporting may be compromised.

Ownership of Our Capital Stock

          Upon the completion of this offering, our directors, executive officers and holders of five percent or more of our common stock, and their respective affiliates, will beneficially own, in the aggregate, approximately              million shares of our common stock, or approximately    % of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares of our common stock in this offering. As a result, these persons, if they were to act together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Corporate Information

          We were incorporated in Delaware in April 2008 as 2Tor Inc. and changed our name to 2U, Inc. in October 2012. Our principal executive offices are located at 8201 Corporate Drive, Suite 900, Landover, Maryland. Our telephone number is (301) 892-4350. Our website address is www.2u.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

          "2U", the 2U logo, and other trademarks or service marks of 2U, Inc. appearing in this prospectus are the property of 2U, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

          We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

          We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

          In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by 2U, Inc.	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Total common stock to be outstanding after this offering	shares
Option to purchase additional shares of common stock

The underwriters have an option to purchase a maximum of             additional shares from us and the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We expect the net proceeds to us from this offering, after expenses, to be approximately $              million based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us. The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use all of the net proceeds from this offering for program marketing and sales expenses to drive new student enrollments in our clients' programs, as well as to fund technology and content development expenses to support those programs and ongoing spending on services and support. The amount and timing of specific expenses for each program will depend on the timing for launch of new programs, as well as market demand for existing and new programs. To the extent we have any remaining proceeds, we expect to use them for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders.

See the "Use of Proceeds" section of this prospectus for additional information.
Risk factors

See the section titled "Risk Factors" beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	TWOU

          The number of shares of our common stock that will be outstanding after this offering is based on 31,130,341 shares of common stock outstanding as of December 31, 2013, including shares issuable upon the conversion of outstanding redeemable convertible preferred stock, and excludes:

  •
  5,883,885 shares of our common stock issuable upon the exercise of stock options outstanding under our 2008 stock incentive plan as of December 31, 2013, at a weighted average exercise price of $3.53 per share;

  •
  83,818 shares of our common stock issuable upon the exercise of Series D preferred stock warrants outstanding as of December 31, 2013, each at an exercise price of $7.81 per share; and

  •
  2,800,000 shares of our common stock reserved for future issuance under our 2014 equity incentive plan following this offering, plus any additional shares of our common stock that may become available under our 2014 equity incentive plan, as more fully described in "Executive Compensation—Equity Incentive Plans."

          Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

  •
  the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 23,501,208 shares of our common stock, which will occur automatically upon the closing of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional         shares of our common stock.

Summary Consolidated Financial Data

          In the tables below, we provide you with summary consolidated financial data of 2U, Inc. for the periods indicated. We have derived the following summary consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus, which have been audited by KPMG LLP, independent registered public accounting firm.

          You should read this summary consolidated financial data together with the historical financial statements and related notes to those statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$29,733	$55,879	$83,127
Costs and expenses:
Servicing and support	12,300	14,926	22,718
Technology and content development	5,117	8,299	19,472
Program marketing and sales	32,116	45,390	54,103
General and administrative	5,104	10,342	14,840

Total costs and expenses	54,637	78,957	111,133

Loss from operations	(24,904)	(23,078)	(28,006)
Other income (expense):
Interest expense	(19)	(73)	27
Interest income	45	38	26

Total other income (expense)	26	(35)	53

Loss before income taxes	(24,878)	(23,113)	(27,953)
Income tax expense	—	—	—

Net loss	(24,878)	(23,113)	(27,953)
Preferred stock accretion	(314)	(339)	(347)

Net loss attributable to common stockholders	$(25,192)	$(23,452)	$(28,300)

Net loss per share attributable to common stockholders:
Basic and diluted	$(3.77)	$(3.33)	$(3.81)
Pro forma basic and diluted			$(0.92)
Other Financial Data:
Adjusted EBITDA (loss)(1)	$(22,514)	$(18,814)	$(21,245)

(1)
Adjusted EBITDA is a financial measure not in accordance with generally accepted accounting principles, or GAAP. For more information about Adjusted EBITDA and a reconciliation of Adjusted EBITDA (loss) to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled "Selected Consolidated Financial Data — Adjusted EBITDA."

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,012	$7,012	$
Accounts receivable	1,835	1,835
Total assets	28,652	28,652
Total liabilities	22,629	22,503
Total redeemable convertible preferred stock	98,047	—
Additional paid-in capital	7,817	105,967
Total stockholders' (deficit) equity	(92,024)	6,149

(1)
The pro forma column reflects: (i) the conversion of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 23,501,208 shares of our common stock, which will occur automatically upon the closing of this offering; (ii) the conversion of the outstanding warrants to purchase Series D redeemable convertible preferred stock into warrants to purchase 83,818 shares of our common stock, which will occur automatically upon the closing of this offering; and (iii) the reclassification of the Series D warrant liability to additional paid-in capital upon the automatic conversion of our redeemable convertible preferred stock issuable upon exercise of such warrants into common stock.

(2)
The pro forma as adjusted column gives effect to the pro forma adjustments set forth above and our sale of                    shares of common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $          per share would increase or decrease each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders' equity on a pro forma as adjusted basis by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business Model, Our Operations and Our Growth Strategy

We have a limited operating history, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future.

          We were incorporated in 2008 and launched our first client program in 2009. We are currently engaged by eight colleges and universities to enable 10 graduate programs that have launched and in which students have enrolled. Five of these programs were launched in 2013 and one program launched in January 2014. We have four additional programs scheduled to commence later in 2014. We recently contracted with a ninth university to enable a new graduate program that we expect to launch in 2015, subject to the program receiving necessary university, state and accreditation approvals. As a result of our limited operating history, our ability to forecast our future operating results, including revenue, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or change due to factors impacting our targeted markets, or if we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

We have incurred significant net losses since inception, and we expect our operating expenses to increase significantly in the foreseeable future, which may make it more difficult for us to achieve and maintain profitability.

          We incurred net losses of $24.9 million, $23.1 million and $28.0 million in 2011, 2012 and 2013, respectively, and we had an accumulated deficit of $99.8 million as of December 31, 2013. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake increased technology and production efforts to support a growing number of client programs and increase our program marketing and sales efforts to drive the acquisition of potential students in these programs. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. These expenditures will make it harder for us to achieve and maintain profitability.

          Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, we can provide no assurance as to whether or when we will achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly.

Our business depends heavily on the adoption by colleges and universities of online delivery of their programs and courses. If we fail to attract new colleges and universities as clients, our revenue growth and profitability may suffer.

          The success of our business depends in large part on our ability to enter into agreements with additional nonprofit colleges and universities for their offering of graduate programs online. In particular, in order to engage new clients, we need to convince nonprofit colleges and universities, many of which have been educating students in generally the same types of on-campus programs for hundreds of years, to invest significant time and resources to adjust the manner in which they teach students for an online degree program. The delivery of degree-granting programs online at leading nonprofit colleges and universities is nascent, and many administrators and faculty members have expressed concern regarding the perceived loss of control over the education process that might result from offering content online, as well as skepticism regarding the ability of colleges and universities to provide high quality education online that maintains the standards they set for their on-campus programs. It may be difficult to overcome this resistance, and there can be no assurance that online programs of the kind we develop with our clients will ever achieve significant market acceptance.

Our financial performance depends heavily on our ability to acquire qualified potential students for our clients' programs, and our ability to do so may be affected by circumstances beyond our control.

          Building awareness of our clients' programs is critical to our ability to acquire prospective students for our clients' programs and generate revenue. A substantial portion of our expenses is attributable to program marketing and sales efforts dedicated to attracting potential students to our clients' programs. Because we generate revenue based on a portion of the tuition that our clients collect from the students enrolled in their programs, it is critical to our success that we identify prospective students who meet our clients' admissions criteria in a cost-effective manner and that enrolled students remain active in our clients' programs.

          The following factors, many of which are largely outside of our control, may prevent us from successfully driving and maintaining student enrollment in our clients' programs in a cost-effective manner or at all:

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  Negative perceptions about online learning programs.  As a non-traditional form of education delivery, our clients' online graduate degree programs will be subject to increased scrutiny by prospective students. Online learning programs that we or our competitors offer may not be successful or operate efficiently, and new entrants to the field of online learning also may not perform well. Such underperformance could create the perception that online programs in general are not an effective way to educate students, whether or not our clients' programs achieve satisfactory performance, which could make it difficult for us to successfully attract prospective students for our clients. Students may be reluctant to enroll in online programs for fear that the learning experience may be substandard, that employers may be averse to hiring students who received their education online or that organizations granting professional licenses or certifications may be reluctant to grant them based on degrees earned through online education.

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  Ineffective program marketing efforts.  We invest substantial resources in developing and implementing data-driven program marketing and sales strategies that focus on identifying the right potential student at the right time. Our program marketing efforts make substantial use of search engine optimization, paid search and custom website development and deployment. If our execution of this strategy proves to be inefficient or unsuccessful in generating a sufficient quantity of high quality prospective students, our revenue could be adversely affected.

  •
  Damage to client reputation.  Because we market a specific client degree program to potential students, the reputations of our clients are critical to our ability to enroll students. Many factors affecting our clients' reputations are beyond our control and can change over time, including their academic performance and ranking among nonprofit educational institutions offering a particular degree program.

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  Lack of interest in the degree offered by the program.  We may encounter difficulties attracting qualified students for graduate degree programs that are not highly desired or that are relatively new within their fields. Macroeconomic conditions beyond our control may diminish interest in employment in a field, and that could contribute to lack of interest in graduate degrees in the disciplines offered by our clients.

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  Our lack of control over our clients' admissions decisions.  Even if we are able to identity prospective students for a program, there is no guarantee that students will be admitted to the program. Our clients retain complete discretion in their admissions decisions, and any changes to admissions standards, or inconsistent application of admissions standards, could affect student enrollment and our ability to generate revenue.

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  Inability of students to secure funding.  Like traditional graduate school students, many of the students in our clients' programs rely heavily on the availability of third-party financing to pay for the costs of their educations, including tuition. This tuition assistance may include federal or private student loans, scholarships and grants or benefits or reimbursement provided by the students' employers. Any developments that reduce the availability of financial aid for higher education generally, or for our clients' programs in particular, could impair students' abilities to meet their financial obligations, which in turn could result in reduced enrollment and harm our ability to generate revenue.

  •
  General economic conditions.  Student enrollment in our clients' programs may be affected by changes in the U.S. economy and, to a lesser extent, by global economic conditions. An improvement in economic conditions in the United States and, in particular, an improvement in the U.S. unemployment rate, may reduce demand among potential students for higher educational services as they may find adequate employment without additional education. Conversely, a worsening of economic and employment conditions may reduce the willingness of employers to sponsor higher educational opportunities for their employees or discourage existing or potential students from pursuing higher education due to a perception that there are insufficient job opportunities, increased economic uncertainty or other factors, any of which could adversely impact our ability to attract qualified students to our clients' programs.

          If one or more of these factors reduces student demand for our clients' programs, enrollment could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially compromise our ability to grow our revenue or achieve profitability. These developments could also harm our reputation and make it more difficult for us to engage additional clients for new program offerings, which would negatively impact our ability to expand our business.

Disruption to or failures of our platform could reduce client and student satisfaction with our clients' programs and could harm our reputation.

          The performance and reliability of our platform is critical to our operations, reputation and ability to attract new clients, as well as our student acquisition and retention efforts. Our clients rely on our technology solutions to offer their programs online, and students access our platform on a frequent basis as an important part of their educational experience. Accordingly, any errors, defects, disruptions or other performance problems with our platform could damage our or our clients' reputations, decrease student satisfaction and retention and impact our ability to attract new students, clients and programs. If any of these problems occur, our clients may, following notice and our failure to cure, terminate their agreements with us, or make indemnification or other claims against us. In addition, sustained or recurring disruptions in our technology platform could adversely affect our and our clients' compliance with applicable regulations and accrediting body standards.

Our market may be limited based on the types of nonprofit colleges and universities we target for online degree programs.

          We primarily market degree programs to selective nonprofit colleges and universities, a market that is necessarily limited. The contracts we enter into with our clients generally contain limitations on our ability to contract with other institutions to offer the same degree program, and maintaining good relations with our clients may mean that we may be less likely to approach certain institutions that they regard as their direct competitors to offer similar programs, even if we are allowed to do so under our contracts. Moreover, because of the long-term nature of our client contracts, and because of the relationships of trust we strive to build with our current clients, we will generally not be able or willing to terminate our existing client relationships to pursue a competitive program with another college or university, even if it may prove to be more profitable to us. Instead, we may continue with a program that does not generate expected levels of revenue to us, or one from which we may not be able to fully recover the program marketing and sales expenses we incur in attracting students to enroll in the program, if, for example, the client limits enrollment in the program. As a result, the nature of our contracts and our relationships with our clients could restrict the overall revenue potential of our business.

Attracting new clients for the launch of new programs is complex and time-consuming. If we pursue unsuccessful client opportunities, we may forego more profitable opportunities and our operating results and growth would be harmed.

          The process of identifying specific graduate degree programs at the selective nonprofit colleges and universities that we believe will be a good fit for our platform, and then negotiating contracts with potential clients, is complex and time-consuming. Because of the initial reluctance on the part of some nonprofit colleges and universities to embrace a new method of delivering their education services and the complicated approval process within universities, our sales process to attract and engage a new client can be lengthy. Depending on the particular college or university, during the process we may face resistance from university administrators or faculty members.

          The sales cycle for a new degree program often spans one year or longer. In addition, our sales cycle can vary substantially from program to program because of a number of factors, including the approval processes of the client or disagreements over the terms of our offerings. We spend substantial effort and management resources on our new program sales efforts without any assurance that our efforts will result in the launch of a new program. If we invest substantial resources pursuing unsuccessful program opportunities, we may forego other more profitable client relationships, and our operating results and growth would be harmed.

To launch a new program, we must incur significant expense in technology and content development, as well as program marketing and sales, to identify and attract prospective students, and it may be several years, if ever, before we generate revenue from a new program sufficient to recover our costs.

          To launch a new program, we must integrate our platform with the various student information and other operating systems our clients use to manage functions within their institutions. In addition, our content development staff must work closely with that client's faculty members to produce engaging online coursework and content, and we must commence student acquisition activities. This process of launching a new program is time-consuming and costly and, under our agreements with our clients, we are primarily responsible for the significant costs of this effort, even before we generate any revenue. Additionally, during the life of our contract with the client, we are responsible for the costs associated with continued program marketing, maintaining our technology platform and providing non-academic and other support for students enrolled in the program. We invest significant resources in these new programs from the beginning of our relationship with the client, and there is no guarantee that we will ever recoup these costs.

          Because our client agreements provide that we receive a fixed percentage of the tuition that the clients receive from the students enrolled in their programs, we only begin to recover these costs once students are enrolled and begin paying tuition. The time that it takes for us to recover our investment in a new program depends on a variety of factors, primarily the level of our student acquisition costs and the rate of growth in student enrollment in the program. We estimate that, on average, it takes approximately four to five years after engagement with a client to fully recover our investment in that client's new program. Because of the lengthy period required to recoup our investment in a program, unexpected developments beyond our control could occur that result in the client ceasing or significantly curtailing a program before we are able to fully recoup our investment. As a result, we may ultimately be unable to recover the full investment that we make in a new program or achieve our expected level of profitability for the program.

If we are not successful in quickly and efficiently scaling up programs with new and existing clients, our reputation and our revenue will suffer.

          Our continued growth and profitability depends on our ability to successfully scale up newly launched programs with our clients. As we continue aggressively growing our business, we plan to continue to hire new employees at a rapid pace, particularly in our program marketing and sales team and our technology and content development teams. If we cannot adequately train these new employees, we may not be successful in acquiring potential students for our clients' programs, which would adversely impact our ability to generate revenue, and our clients and the students in their programs could lose confidence in the knowledge and capability of our employees. If we cannot quickly and efficiently scale up our technology to handle growing student enrollment and new client programs, our clients' and their students' experiences with our platform may suffer, which could damage our reputation among colleges and universities and their faculty and students.

          Our ability to effectively manage any significant growth of new programs and increasing student enrollment will depend on a number of factors, including our ability to:

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  satisfy existing students in, and attract and enroll new students for, our clients' programs;

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  assist our clients in recruiting qualified faculty to support their expanding enrollments;

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  assist our clients in developing and producing an increased volume of course content;

  •
  successfully introduce new features and enhancements and maintain a high level of functionality in our platform; and

  •
  deliver high quality support to our clients and their faculty and students.

          Establishing new client programs or expanding existing programs will require us to make investments in management and key staff, increase capital expenditures, incur additional marketing expenses and reallocate other resources. If student enrollment in our clients' programs does not increase, we are unable to launch new programs in a cost-effective manner or we are otherwise unable to manage new client programs effectively, our ability to grow our business and achieve profitability would be impaired, and the quality of our solutions and the satisfaction of our clients and their students could suffer.

Our financial performance depends heavily on student retention within our clients' programs, and factors influencing student retention may be out of our control.

          Once a student is enrolled in a client's program, we and our client must retain the student over the life of the degree program in order to generate ongoing revenue. Our strategy involves offering high quality support to students enrolled in our clients' programs in order to support their retention. If we do not help students quickly resolve any educational, technological or logistical issues they encounter, otherwise provide effective ongoing support to students or deliver the type of high quality, engaging educational content that students expect, students may withdraw from the program, which would negatively impact our revenue.

          In addition, student retention could be compromised by the following factors, many of which are largely outside of our control:

  •
  Reduced support from our clients.  Because revenue from a particular program is directly attributable to the level of student enrollment in the program, our ability to grow our revenue from a client relationship depends on the client continuing to offer its online program to students, as well as the growth of enrollment in that program. Although our contracts with clients generally require that the client expand enrollment in their programs to include all qualified applicants, our only recourse if they choose not to do so is termination of the exclusivity limitations on developing programs with other colleges or universities that are included in our agreements with our clients. Despite the agreements we have in place with our clients, our clients could limit enrollment in their programs, cease providing the programs altogether or significantly curtail or inhibit our ability to promote their programs, any of which would negatively impact our revenue.

  •
  Lack of support from client faculty members.  It takes a significant time commitment and dedication from our clients' faculty members to work with us to develop course content designed for an online learning environment. Our clients' faculty may be unfamiliar with the development and production process, may not understand the time commitment involved to develop the course content, or may otherwise be resistant to changing the ways in which they present the same content in an on-campus class. Our ability to maintain high student retention will depend in part on our ability to convince our clients' faculty of the value in the time and effort they will spend developing the course program. Lack of support from faculty could cause the quality of our clients' programs to decline, which could contribute to decreased student satisfaction and retention.

  •
  Student dissatisfaction.  Enrolled students may drop out of our clients' programs based on their individual perceptions of the value they are getting from the program. For example, we may face retention challenges as a result of students' dissatisfaction with the quality of course content and presentation, dissatisfaction with our clients' faculty, changing views of the value of our clients' programs and degrees offered and perceptions of employment prospects following completion of the program. Factors outside our control related to student satisfaction with, and overall perception of, a program may contribute to decreased student retention rates for that program.

  •
  Personal factors.  Factors impacting a student's willingness and ability to stay enrolled in a program include personal factors, such as ability to continue to pay tuition, ability to meet the rigorous demands of the program, and lack of time to continue classes, all of which are generally beyond our control.

          Any of these factors could significantly reduce the revenue that we generate from a client's program, which would negatively impact our return on investment for the particular program, and could compromise our ability to grow our business and achieve profitability.

We currently have, and for the foreseeable future expect to continue to have, a small number of clients, and therefore we expect the loss, or material underperformance, of any one client could hurt our future financial performance.

          We are currently engaged by eight colleges and universities to enable 10 existing graduate programs and four additional programs that we expect to commence later in 2014. We recently contracted with a ninth university to enable a new graduate program that we expect to launch in 2015, subject to the program receiving necessary university, state and accreditation approvals. For the foreseeable future, we expect to launch a small number of new graduate degree programs per year. As a result of the small number of programs, the material underperformance of any one program, including the failure to increase student enrollment in a program, or any decline in the ranking of one of our clients' programs or other impairment of their reputation, could have a disproportionate effect on our business. Additionally, because we rely on our own reputation for delivering high quality online programs and recommendations from existing clients in order to attract potential new clients, the loss of any single client program, or the failure of any client to renew its agreement with us upon expiration, could impair our ability to pursue our growth strategy and ultimately to become profitable.

A significant portion of our revenue is currently attributable to programs with the University of Southern California. A decline in enrollment in these programs could significantly reduce our revenue.

          Our two longest running programs, launched in 2009 and 2010, are with the University of Southern California, or USC. For the years ended December 31, 2011, 2012 and 2013, 94%, 78% and 69%, respectively, of our revenue was derived from these two programs. We expect USC will continue to account for a large portion of our revenue until our other client programs become more mature and achieve significantly higher enrollment levels. Any decline in USC's reputation, any increase in USC's tuition, or any changes in USC's policies could adversely affect the number of students that enroll in these two programs. Further, the faculty or administrators of these two schools could become resistant to offering courses through our platform, making it more difficult for us to attract and retain students. These graduate schools are not required to expand student enrollment in their online programs and, upon the expiration of their contracts, they are not required to continue using us as the provider of their online programs. If either of these programs were to materially underperform for any reason or to terminate their relationships with us, it would significantly reduce our revenue.

If our security measures are breached or fail and result in unauthorized disclosure of data, we could lose clients, fail to attract new clients and be exposed to protracted and costly litigation.

          Maintaining platform security is of critical importance for our clients because the platform stores and transmits proprietary and confidential university and student information, which may include sensitive personally identifiable information that is subject to stringent legal and regulatory obligations. As a technology company, we face an increasing number of threats to our technology platform, including unauthorized activity and access, system viruses, worms, malicious code and organized cyberattacks, which could breach our security and disrupt our solutions and our clients' programs. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract new clients and students, cause existing clients to scale back their programs or elect to not renew their agreements, cause prospective students not to enroll or stay enrolled in our clients' programs, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective clients or students. In addition, our insurance coverage may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. As a result, we may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

          We have experienced rapid growth in a relatively short period of time. Our revenue grew from $29.7 million in 2011 to $55.9 million in 2012 and $83.1 million in 2013. The number of our full-time employees increased from 301 as of December 31, 2011 to 426 as of December 31, 2012 and 575 as of December 31, 2013, and we plan to hire a significant number of additional employees in the future.

          Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure, facilities and other resources. Our ability to manage our operations and growth will require us to continue to expand our program marketing and sales personnel, technology team, finance and administration teams, as well as our facilities and infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully expand our client base, enhance our platform and technology-enabled services, develop new programs with new and existing clients, attract a sufficient number of qualified students in a cost-effective manner, satisfy the requirements of our existing clients, respond to competitive challenges or otherwise execute our business plan. Although our business has experienced significant growth in the past, we cannot provide any assurance that our revenue will continue to grow at the same rate in the future.

          Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to:

  •
  effectively recruit, integrate, train and motivate a large number of new employees, including our program marketing and technology teams, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

  •
  continue to improve our operational, financial and management controls;

  •
  protect and further develop our strategic assets, including our intellectual property rights; and

  •
  make sound business decisions in light of the scrutiny associated with operating as a public company.

          These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure.

          There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective or timely manner, or at all. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our reputation, results of operations and overall business.

We face competition from established as well as other emerging companies, which could divert clients to our competitors, result in pricing pressure and significantly reduce our revenue.

          We expect existing competitors and new entrants to the online learning market to constantly revise and improve their business models in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

          Our primary competitors include EmbanetCompass and Deltak, which were acquired in 2012 by Pearson and John Wiley & Sons, respectively, both of which are large education and publishing companies. There are also several new and existing vendors providing some or all of the services we provide to other segments of the education market, and these vendors may pursue the institutions we target. In addition, colleges and universities may choose to continue using or develop their own online learning solutions in-house, rather than pay for our solutions.

          Some of our competitors and potential competitors have significantly greater resources than we do. Increased competition may result in pricing pressure for us in terms of the percentage of tuition and fees we are able to negotiate to receive from a client. The competitive landscape may also result in longer and more complex sales cycles with a prospective client or a decrease in our market share among selective nonprofit colleges and universities seeking to offer online degree programs, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

          A number of competitive factors could cause us to lose potential client opportunities or force us to offer our solutions on less favorable economic terms, including:

  •
  competitors may develop service offerings that our potential clients find to be more compelling than ours;

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  competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in client and student requirements, and devote greater resources to the acquisition of qualified students than we can; and

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  current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and our industry is likely to see an increasing number of new entrants and increased consolidation. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

          We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

If for-profit postsecondary institutions, which offer online education alternatives different from ours, perform poorly, it could tarnish the reputation of online education as a whole, which could impair our ability to grow our business.

          For-profit postsecondary institutions, many of which provide course offerings predominantly online, are under intense regulatory and other scrutiny, which has led to media attention that has sometimes portrayed that sector in an unflattering light. Some for-profit online school operators have been subject to governmental investigations alleging the misuse of public funds, financial irregularities, and failure to achieve positive outcomes for students, including the inability to obtain employment in their fields. These allegations have attracted significant adverse media coverage and have prompted legislative hearings and regulatory responses. These investigations have focused on specific companies and individuals, and even entire industries in the case of recruiting practices by for-profit higher education companies. Even though we do not market our solutions to these institutions, this negative media attention may nevertheless add to skepticism about online higher education generally, including our solutions.

          The precise impact of these negative public perceptions on our current and future business is difficult to discern. If these few situations, or any additional misconduct, cause all online learning programs to be viewed by the public or policymakers unfavorably, we may find it difficult to enter into or renew contracts with selective colleges and universities or attract additional students for our clients' programs. In addition, this perception could serve as the impetus for more restrictive legislation, which could limit our future business opportunities. Moreover, allegations of abuse of federal financial aid funds and other statutory violations against for-profit higher education companies could negatively impact our opportunity to succeed due to increased regulation and decreased demand. Any of these factors could negatively impact our ability to increase our client base and grow our clients' programs, which would make it difficult to continue to grow our business.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

          Our future success is substantially dependent on the continued service of our senior management team. Because of our small number of clients and the significant nature of each new client relationship, our senior management team is heavily involved in the client identification and sales process, and their expertise is critical in navigating the complex approval processes of large nonprofit colleges and universities. We do not maintain key-person insurance on any of our employees, including our senior management team. The loss of the services of any individual on our senior management team could make it more difficult to successfully operate our business and pursue our business goals.

          Our future success also depends heavily on the retention of our program marketing and sales, technology and content development and support teams to continue to attract and retain qualified students in our clients' programs, thereby generating revenue for us. In particular, our highly-skilled technology and content development employees provide the technical expertise underlying our bundled technology-enabled services that support our clients' programs and the students enrolled in these programs. Competition for these employees is intense. As a result, we may be unable to attract or retain these key personnel that are critical to our success, resulting in harm to our relationships with clients, loss of expertise or know-how and unanticipated recruitment and training costs.

We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

          We believe that our existing cash balances, in addition to the proceeds we receive from this offering and the available borrowing capacity under our revolving line of credit, will be sufficient to meet our minimum anticipated cash requirements for at least the next twelve months. We may, however, need to raise additional funds to respond to business challenges or opportunities, accelerate our growth, develop new programs or enhance our platform. If we seek to raise additional capital, it may not be available on favorable terms or may not be available at all. In addition, if we have borrowings outstanding under our credit facility, we may be restricted from using the net proceeds of financing transactions for our operating objectives. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available if and when needed, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy.

Our employees located outside of the United States and the international residents applying to and enrolling in our clients' programs expose us to international risks.

          Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. We have an office in Hong Kong for program marketing and student support. Because we have employees in Hong Kong, we are subject to Hong Kong's compensation and benefits regulations, which differ from compensation and benefits regulations in the United States. Further, acquiring international applicants and enrollments for our clients requires us to comply with international data privacy regulations of the countries from which our client programs draw applicants and enrollments. Since our inception, over 5,600 residents of over 170 foreign countries have applied to or begun the application process for our clients' programs. Failure to comply with international regulations or to adequately adapt to international markets could harm our ability to successfully operate our business and pursue our business goals.

Future programs with colleges and universities outside the United States could expose us to risks inherent in international operations.

          One element of our growth strategy is to expand our international operations and establish a worldwide client base. We cannot assure you that our expansion efforts into international markets will be successful. Our experience with attracting clients in the United States may not be relevant to our ability to attract clients in other emerging markets. In addition, we would face risks in doing business internationally that could constrain our operations and compromise our growth prospects, including:

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  the need to localize and adapt online degree programs for specific countries, including translation into foreign languages and ensuring that these programs enable our clients to comply with local education laws and regulations;

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  data privacy laws that may require data to be handled in a specific manner;

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  difficulties in staffing and managing foreign operations, including employment laws and regulations;

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  different pricing environments, longer sales cycles, longer accounts receivable payment cycles and collections issues;

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  new and different sources of competition, and practices which may favor local competitors;

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  weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

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  compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection, and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act;

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  increased financial accounting and reporting burdens and complexities;

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  restrictions on the transfer of funds;

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  adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and

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  unstable regional and economic political conditions.

          Future agreements with international clients may provide for payments to us to be denominated in local currencies. In such case, fluctuations in the value of the U.S. dollar and foreign currencies could impact our operating results when translated into U.S. dollars, and we may not be able to engage in currency hedging activities to effectively limit the risk of exchange rate fluctuations.

We might not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our profitability.

          As of December 31, 2013, we had federal and state net operating loss carryforwards of $86.1 million and $73.1 million, respectively, due to prior period losses, which if not utilized will begin to expire in 2029 and 2021 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed an analysis to determine what, if any, impact any prior ownership change has had on our ability to utilize our net operating loss carryforwards. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering. If we determine that an ownership change has occurred and our ability to use our historical net operating loss carryforwards is materially limited, it would harm our future operating results by increasing our future tax obligations.

We engage some individuals classified as independent contractors, not employees, and if federal or state law mandates that they be classified as employees, our business would be adversely impacted.

          We engage independent contractors and are subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable. Further, if legal standards for classification of independent contractors change, it may be necessary to modify our compensation structure for these personnel, including by paying additional compensation or reimbursing expenses. In addition, if our independent contractors are determined to have been misclassified as independent contractors, we would incur additional exposure under federal and state law, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as we choose, and could damage our reputation and our ability to attract and retain other personnel.

Risks Related to Regulation of Our Business and That of Our Clients

Our business model relies on client institutions complying with federal and state laws and regulations.

          Higher education is heavily regulated. All of our clients participate in Title IV federal student financial assistance programs under the Higher Education Act of 1965, as amended, or HEA, and are subject to extensive regulation by the U.S. Department of Education, or DOE, as well as various state agencies, licensing boards and accrediting commissions. To participate in the Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by the DOE, and be certified by the DOE as an eligible institution. If any of our clients were to be found to be in non-compliance with any of these laws, regulations, standards or policies, the client could lose some or all access to Title IV program funds, lose the ability to offer certain programs or lose their ability to operate in certain states, any of which could cause our revenue from that client's program to decline.

          The regulations, standards and policies of our clients' regulators change frequently and are often subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards could compromise our clients' accreditation, authorization to operate in various states, permissible activities or use of federal funds under Title IV programs. We cannot predict with certainty how the requirements applied by our clients' regulators will be interpreted, or whether our clients will be able to comply with these requirements in the future.

Our activities are subject to federal and state laws and regulations and other requirements.

          Although we are not an institution of higher education, we are required to comply with certain education laws and regulations as a result of our role as a service provider to higher education institutions, either directly or indirectly through our contractual arrangements with clients. See "Business — Education Laws and Regulations." Failure to comply with these laws and regulations could result in breach of contract and indemnification claims and could cause damage to our reputation and impair our ability to grow our business and achieve profitability.

Activities of the U.S. Congress could result in adverse legislation or regulatory action.

          The process of re-authorization of the HEA is due to formally begin in 2014. Congressional hearings were held in 2013 and will continue to be scheduled by the U.S. Senate Committee on Health, Education, Labor and Pensions, the U.S. House of Representatives Committee on Education and the Workforce and other Congressional committees regarding various aspects of the education industry, including accreditation matters, student debt, student recruiting, cost of tuition, distance learning, competency-based learning, student success and outcomes and other matters. In addition, President Obama has proposed a college rating initiative that would publish school ratings based upon measures of access, affordability and outcomes on the College Scorecard and compare peer institutions.

          The increased scrutiny and results-based accountability initiatives in the education sector, as well as ongoing policy differences in Congress regarding spending levels, could lead to significant changes in connection with the upcoming reauthorization of the HEA or otherwise. These changes may place additional regulatory burdens on postsecondary schools generally, and specific initiatives may be targeted at companies like us that serve higher education. The adoption of any laws or regulations that limit our ability to provide our bundled services to our clients could compromise our ability to drive revenue through their programs or make our solutions less attractive to them. Congress could also enact laws or regulations that require us to modify our practices in ways that could increase our costs.

          In addition, regulatory activities and initiatives of the DOE may have similar consequences for our business even in the absence of Congressional action. The DOE is conducting an ongoing series of rulemakings intended to assure the integrity of the Title IV programs. No assurances can be given as to how any new rules may affect our business.

Our business model, which depends on our ability to receive a share of tuition revenue as payment from our clients, has been validated by a DOE "dear colleague" letter, but such validation is not codified by statute or regulation and may be subject to change.

          Each institution that participates in Title IV programs agrees it will not "provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of title IV, HEA program funds." All of our clients participate in Title IV Programs.

          Although this rule, referred to as the incentive compensation rule, generally prohibits entities or individuals from receiving incentive-based compensation payments for the successful recruitment, admission or enrollment of students, the DOE provided guidance in 2011 permitting tuition revenue-sharing arrangements known as the "bundled services rule." Our current business model relies heavily on the bundled services rule to enter into tuition revenue-sharing agreements with client colleges and universities. See "Business — Education Laws and Regulations."

          Because the bundled services rule was promulgated in the form of agency guidance issued by the DOE in the form of a "dear colleague" letter, or DCL, and is not codified by statute or regulation, there is risk that the rule could be altered or removed without prior notice, public comment period or other administrative procedural requirements that accompany formal agency rulemaking. Although the DCL represents the current policy of the DOE, the bundled services rule could be reviewed, altered or vacated in the future. In addition, the legal weight the DCL would carry in litigation over the propriety of any specific compensation arrangements under the HEA or the incentive compensation rule is uncertain. We can offer no assurances as to how the DCL would be interpreted by a court. The revision, removal or invalidation of the bundled services rule by Congress, the DOE or a court, whether in an action involving our company or our clients, or in action that does not involve us, could require us to change our business model and renegotiate the terms of our client contracts and could compromise our ability to generate revenue.

If we or our subcontractors or agents violate the incentive compensation rule, we could be liable to our clients for substantial fines, sanctions or other liabilities.

          Even though the DCL clarifies that tuition revenue-sharing arrangements with our clients are permissible, we are still subject to other provisions of the incentive compensation rule that prohibit us from offering to our employees who are involved with or responsible for recruiting or admissions activities any bonus or incentive-based compensation based on the successful identification, admission or enrollment of students into any institution. If we or our subcontractors or agents violate the incentive compensation rule, we could be liable to our clients for substantial fines, sanctions or other liabilities, including liabilities related to "whistleblower" claims under the federal False Claims Act. Any such claims, even if without merit, could require us to incur significant costs to defend the claim, distract management's attention and damage our reputation.

If we or our subcontractors or agents violate the misrepresentation rule, or similar federal and state regulatory requirements, we could face fines, sanctions and other liabilities.

          We are required to comply with other regulations promulgated by the DOE that affect our student acquisition activities, including the misrepresentation rule. The misrepresentation rule is broad in scope and applies to statements our employees, subcontractors or agents may make about the nature of a client's program, a client's financial charges or the employability of a client's program graduates. A violation of this rule or other federal or state regulations applicable to our marketing activities by an employee, subcontractor or agent performing services for clients could hurt our reputation, result in the termination of client contracts, require us to pay fines or other monetary penalties and require us to pay the fees associated with indemnifying a client from private claims or government investigations.

If our clients fail to maintain their state authorizations, or we or our clients violate other state laws and regulations, students in their programs could be adversely affected and we could lose our ability to operate in that state and provide services to our clients.

          Our clients must be authorized in certain states to offer online programs, engage in recruiting and operate externships, internships, clinical training or other forms of field experience, depending on state law. The loss of or failure to obtain state authorization would, among other things, limit a client's ability to enroll students in that state, render the client and its students ineligible to participate in Title IV programs in that state, diminish the attractiveness of the client's program and ultimately compromise our ability to generate revenue and become profitable.

          In addition, if we or any of our clients fail to comply with any state agency's rules, regulations or standards beyond authorizations, the state agency could limit the ability of the client to offer programs in that state or limit our ability to perform our contractual obligations to our client in that state.

If our clients fail to maintain institutional or programmatic accreditation for their programs, our revenue could be materially affected.

          The loss or suspension of a client's accreditation or other adverse action by the client's institutional or programmatic accreditor would render the institution or its program ineligible to participate in Title IV programs, could prevent the client from offering certain educational programs and could make it impossible for the graduates of the client's program to practice the profession for which they trained. If any of these results occurs, it could hurt our ability to generate revenue from that program.

Our future growth could be impaired if our clients fail to obtain timely approval from applicable regulatory agencies to offer new programs, make substantive changes to existing programs or expand their programs into or within certain states.

          Our clients are required to obtain the appropriate approvals from the DOE and applicable state and accrediting regulatory agencies for new programs or locations, which may be conditioned, delayed or denied in a manner that could impair our strategic plans and future growth. Education regulatory agencies are generally experiencing significant increases in the volume of requests for approvals as a result of new distance learning programs and adjustments to the significant volume of new regulations over the last several years. Regulatory capacity constraints have resulted in delays to various approvals our client institutions are requesting, and such delays could in turn delay the timing of our ability to generate revenue from our clients' programs.

If more state agencies require specialized approval of our clients' programs, our operating costs could rise significantly, approval times could lag or we could be prohibited from operating in certain states.

          In addition to state licensing agencies, our clients may be required to obtain approval from professional licensing boards in certain states to offer specialized programs in specific fields of study. Currently, relatively few states require institutions to obtain professional board approval for their professional programs when offered online. However, more states could pass laws requiring professional programs offered by our clients, such as graduate programs in teaching or nursing, to obtain approval from state professional boards. If a significant number of states pass additional laws requiring schools to obtain professional board approval, the cost of obtaining all necessary state approvals could dramatically increase, which could make our solutions less attractive to clients, and our clients could be barred from operating in some states entirely.

If the personally identifiable information we collect from students is unlawfully acquired, accessed or obtained, we could be required to pay substantial fines and bear the cost of investigating the data breach and providing notice to individuals whose personally identifiable information was unlawfully accessed.

          In providing services to our clients, we collect personally identifiable information from students and prospective students, such as names, social security numbers and birth dates. In the event that the personally identifiable information is unlawfully accessed or acquired, the majority of states have laws that require institutions to investigate and immediately disclose the data breach to students, usually in writing. Under the terms of our contracts with our clients, we would be responsible for the costs of investigating and disclosing these data breaches to the clients' students. In addition to costs associated with investigating and fully disclosing a data breach in such instances, we could be subject to substantial monetary fines or private claims by affected parties and our reputation would likely be harmed.

We are required to comply with The Family Educational Rights and Privacy Act, or FERPA, and failure to do so could harm our reputation and negatively affect our business.

          FERPA generally prohibits an institution of higher education from disclosing personally identifiable information from a student's education records without the student's consent. Our clients and their students disclose to us certain information that originates from or comprises a student education record under FERPA. As an entity that provides services to institutions, we are indirectly subject to FERPA, and we may not transfer or otherwise disclose any personally identifiable information from a student record to another party other than in a manner permitted under the statute. If we violate FERPA, it could result in a material breach of contract with one or more of our clients and could harm our reputation. Further, in the event that we disclose student information in violation of FERPA, the DOE could require a client to suspend our access to their student information for at least five years.

Risks Related to Intellectual Property

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may hurt our business.

          Our success depends, in part, upon our ability to avoid infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology and software fields generally are characterized by extensive intellectual property litigation and many companies that own, or claim to own, intellectual property have aggressively asserted their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. In addition, our client agreements require us to indemnify our clients against claims that our solutions infringe the intellectual property rights of third parties.

          Future litigation may be necessary to defend ourselves or our clients from intellectual property infringement claims or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and would be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

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  hurt our reputation;

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  adversely affect our relationships with our current or future clients;

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  cause delays or stoppages in providing our solutions;

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  divert management's attention and resources;

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  require technology changes to our software that could cause us to incur substantial cost;

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  subject us to significant liabilities; and

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  require us to cease some or all of our activities.

          In addition to liability for monetary damages against us, which may include attorneys' fees, treble damages in the event of a finding of willful infringement, or, in some circumstances, damages against our clients, we may be prohibited from developing, commercializing or continuing to provide some or all of our bundled technology-enabled solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We may incur liability for the unauthorized duplication, distribution or other use of materials posted online.

          In some instances, university personnel or students, or our employees or independent contractors, may post to our platform various articles or other third-party content for use in class discussions or within asynchronous lessons. The laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging to adopt and implement appropriately balanced institutional policies governing these practices. As a result, we could incur liability to third parties for the unauthorized duplication, distribution or other use of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our uses of such material, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages.

Our failure to protect our intellectual property rights could diminish the value of our solutions, weaken our competitive position and reduce our revenue.

          We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks, domain names and patent applications, as critical to our success. We protect our proprietary information from unauthorized use and disclosure by entering into confidentiality agreements with any party who may come in contact with such information. We also seek to ensure that we own intellectual property created for us by signing agreements with employees, independent contractors, consultants, companies and any other third party who may create intellectual property for us that assign their copyright and patent rights to us. However, these arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

          We have also recently begun seeking patent protection for our processes, including one patent application pending in the United States. This pending application is directed to computer-implemented processes that facilitate asynchronous student responses to teacher questions. We cannot predict whether this pending patent application will result in an issued patent that will effectively protect our intellectual property. Even if a patent issues, the patent may be circumvented or its validity may be challenged in proceedings before the U.S. Patent and Trademark Office. In addition, we cannot assure you that every significant feature of our products and services will be protected by any patent or patent application.

          We also pursue the registration of our domain names, trademarks and service marks in the United States and in jurisdictions outside the United States. However, third parties may knowingly or unknowingly infringe on our trademark or service mark rights, third parties may challenge our trademark or service mark rights, and pending or future trademark or service mark applications may not be approved. In addition, effective trademark protection may not be available in every country in which we operate or intend to operate. In any or all cases, we may be required to expend significant time and expense to prevent infringement or enforce our rights.

          Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property rights. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our solutions. In addition, we may in the future need to initiate litigation such as infringement or administrative proceedings, to protect our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Our use of "open source" software could negatively affect our ability to offer our solutions and subject us to possible litigation.

          A substantial portion of our cloud-based platform and our solutions incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us to offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the offering of our solutions that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected solutions. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

Individuals that appear in content hosted on our platform may claim violation of their rights.

          Faculty and students that appear in video segments hosted on our platform may claim that proper assignments, licenses, consents and releases were not obtained for use of their likenesses, images or other contributed content. Our clients are contractually required to ensure that proper assignments, licenses, consents and releases are obtained for their course material, but we cannot know with certainty that they have obtained all necessary rights. Moreover, the laws governing rights of publicity and privacy, and the laws governing faculty ownership of course content, are imprecise and adjudicated on a case-by-case basis, such that the enforcement of agreements to transfer the necessary rights is unclear. As a result, we could incur liability to third parties for the unauthorized duplication, display, distribution or other use of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our use of such material, which may include changing or removing content from courses, or to pay monetary damages. Moreover, claims by faculty and students could damage our reputation, regardless of whether such claims have merit.

Risks Related to this Offering, Ownership of Our Common Stock and Our Status as a Public Company

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

          Our quarterly operating results have historically fluctuated due to seasonality and changes in our business, and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

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  the timing of our costs incurred in connection with the launch of new programs and the delay in receiving revenue from these new programs, which delay may last for several years;

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  seasonal variation driven by the semester schedules for our clients' programs, which may vary from year to year;

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  changes in the student enrollment and retention levels in our clients' programs from one term to the next;

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  changes in our key metrics or the methods used to calculate our key metrics;

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  changes in our clients' tuition rates;

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  the timing and amount of our program marketing and sales expenses;

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  costs necessary to improve and maintain our software platform; and

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  changes in the prospects of the economy generally, which could alter current or prospective clients' or students' spending priorities, or could increase the time it takes us to launch new client programs.

          Our operating results may fall below the expectations of market analysts and investors in some future periods, which could cause the market price of our common stock to decline substantially.

An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.

          Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade upon completion of this offering. Although we have applied to list our common stock on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.

          Our stock price may be volatile. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

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  actual or anticipated variations in our operating results;

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  changes in financial estimates by us or by any securities analysts who might cover our stock;

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  conditions or trends in our industry;

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  stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software and information technology industries;

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  announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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  capital commitments;

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  investors' general perception of our company and our business;

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  recruitment or departure of key personnel; and

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  sales of our common stock, including sales by our directors and officers or specific stockholders.

          In addition, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources from our business.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

          The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

          We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price.

          In addition, as of December 31, 2013, we had outstanding stock options to purchase an aggregate of 5,883,885 shares of common stock at a weighted-average exercise price of $3.53 per share and outstanding warrants to purchase 83,818 shares of our common stock, assuming the conversion of redeemable convertible preferred stock issuable upon the exercise of the warrants to common stock upon completion of this offering, each at an exercise price of $7.81 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

          Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

          Upon completion of this offering, we will have outstanding                  shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the                   shares sold in this offering and                  additional shares will be freely tradable,                   additional shares of common stock will be eligible for sale in the public market beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations of Rule 144 and Rule 701, and                  additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

          In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately                     shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of our affiliates, the restrictions of Rule 144.

          Additionally, after this offering, the holders of an aggregate of                  shares of our common stock and 83,818 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

          Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect following this offering, may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control is considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to                    shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders, which could delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected.

          Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

  •
  only one of our three classes of directors will be elected each year;

  •
  stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

  •
  stockholders will not be permitted to take actions by written consent;

  •
  stockholders will not be permitted to call a special meeting of stockholders; and

  •
  stockholders will be required to give us advance notice of their intention to nominate directors or submit proposals for consideration at stockholder meetings.

          In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

          Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in the aggregate, beneficially own over         % of our outstanding common stock. As a result, these persons, if they were to act together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

          Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

          We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

          Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

          After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

          We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. For example, in connection with the audit of our financial statements for the years ended December 31, 2011, 2012 and 2013, our independent registered public accounting firm identified a material weakness in the design and operation of our control over financial reporting, which is described in more detail in the next risk factor. In addition, our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

          If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities.

If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, or if other material weaknesses exist in the future, the accuracy and timing of our financial reporting may be compromised.

          In conducting its audit of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The unremediated material weakness identified specifically relates to inadequacy in the segregation of duties in our accounting processes and our monitoring controls. Accordingly, our internal control over financial reporting was not designed or operating effectively. As a result, there were adjustments required in connection with closing our books and records and preparing our financial statements as of and for the years ended December 31, 2011 and 2012, but there were no adjustments required in connection with closing our books and records and preparing our financial statements as of and for the year ended December 31, 2013. We cannot assure you that we have identified all of our existing material weaknesses.

          In response to the identified material weakness, we are in the process of implementing procedures and controls designed to mitigate the material weakness and underlying significant deficiencies. For example, we have expanded our in-house accounting and finance resources, including hiring ten experienced employees in this function since April 2012, including our Chief Financial Officer. We have also implemented enhanced review procedures, begun a comprehensive documentation of our internal controls and procedures and implemented more formal procedures for the evaluation of non-routine judgments and estimates. In addition, during 2014 we expect to formalize roles and responsibilities within our accounting and finance function, expand our monitoring controls, implement a business process and internal controls management function and complete the documentation of our internal controls and procedures.

          Despite our efforts, we have not yet remediated our material weakness, and there is no assurance that we will be able to remediate the material weakness in a timely manner, or at all. Additionally, we cannot guarantee that, in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the NASDAQ Global Market, and could adversely affect our reputation, results of operations and financial condition.

We will have broad discretion in the use of proceeds we receive from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

          We will have broad discretion over the use of proceeds we receive from this offering. You may not agree with our decisions, and our use of the proceeds we receive may not yield any return on your investment. As described elsewhere in this prospectus, we expect to use the net proceeds to us from this offering for program marketing and sales expenses to drive new student enrollments in our clients' programs, technology and content development expenses to support those programs and ongoing spending on services and support. Our failure to apply the net proceeds we receive effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

          You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our existing credit facility preclude, and the terms of any future debt agreements is likely to similarly preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs and demands upon management as a result of being a public company.

          As a public company listed in the United States, we will incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the NASDAQ Global Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

          Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words "may", "might", "will", "could", "would", "should", "expect", "intend", "plan", "objective", "anticipate", "believe", "estimate", "predict", "project", "potential", "continue" and "ongoing", or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

  •
  trends in the higher education market and the market for online education, and expectations for growth in those markets;

  •
  the acceptance, adoption and growth of online learning by colleges and universities, faculty, students, employers, accreditors and state and federal licensing bodies;

  •
  the potential benefits of our solutions to clients and students;

  •
  anticipated launch dates of new client programs;

  •
  the predictability, visibility and recurring nature of our business model;

  •
  our ability to acquire new clients and expand program offerings with existing clients, including in the international, undergraduate and doctoral markets;

  •
  our ability to continue to acquire prospective students for our clients' programs;

  •
  our ability to affect or increase student retention in our clients' programs;

  •
  our growth strategy;

  •
  the scalability of our platform;

  •
  our expected expenses in future periods and their relationship to revenue;

  •
  potential changes in regulations applicable to us or our clients; and

  •
  the amount of time that we expect our cash balances and other available financial resources to be sufficient to fund our operations.

          You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

          You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

          We estimate that the net proceeds from our issuance and sale of                  shares of our common stock in this offering will be approximately $              million, or approximately $              million if the underwriters' option to purchase additional shares from us is exercised in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use all of the net proceeds we receive from this offering for program marketing and sales expenses to drive new student enrollments in our clients' programs, as well as to fund technology and content development expenses to support those programs and ongoing spending on services and support. The amount and timing of specific expenses for each program will depend on the timing for launch of new programs as well as market demand for existing and new programs. To the extent we have any remaining proceeds, we expect to use them for working capital and other general corporate purposes.

          We may also elect to use a portion of the net proceeds we receive from this offering for the future acquisition of, or investment in, complementary businesses, products or technologies. However we do not have any current agreements or commitments for any specific acquisitions or investments, and we have not allocated specific amounts of net proceeds we receive for any of these purposes.

          Our management will have broad discretion in the application of the net proceeds we receive, and investors will be relying on the judgment of our management regarding the application of our net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending use of the proceeds as described above, we intend to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

          We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our credit facility, and the terms of any future loan agreement into which we may enter or any additional debt securities we may issue are likely to contain similar restrictions on the payment of dividends.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 23,501,208 shares of our common stock, which will occur automatically upon the closing of this offering;

  •
  the conversion of our outstanding warrants to purchase Series D redeemable convertible preferred stock into warrants to purchase 83,818 shares of our common stock, which will occur automatically upon the closing of this offering;

  •
  the reclassification of the Series D warrant liability to additional paid-in capital upon the automatic conversion of our redeemable convertible preferred stock issuable upon exercise of such warrants into common stock; and

  •
  on a pro forma as adjusted basis to give further effect to our sale of                  shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$7,012	$7,012	$

Redeemable convertible preferred stock:
Convertible Series A preferred stock, $0.001 par value; 10,033,976 shares authorized, issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	$12,384	$—	$
Convertible Series B preferred stock, $0.001 par value; 5,057,901 shares authorized, issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	22,210	—
Convertible Series C preferred stock, $0.001 par value; 4,429,601 shares authorized, issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	32,405	—
Convertible Series D preferred stock, $0.001 par value; 4,069,352 shares authorized, 3,979,730 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	31,048	—

Total redeemable convertible preferred stock	98,047	—
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual, pro forma or pro forma as adjusted	—	—
Common stock, $0.001 par value; 60,000,000 shares authorized; 7,629,133 shares issued and outstanding, actual; 31,130,341 shares issued and outstanding, pro forma; issued and outstanding, pro forma as adjusted	8	31
Additional paid-in-capital	7,817	105,967
Accumulated deficit	(99,849)	(99,849)

Total stockholders' (deficit) equity	(92,024)	6,149

Total capitalization	$6,023	$6,149	$

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The number of shares of common stock outstanding in the table above does not include:

  •
  5,883,885 shares of our common stock issuable upon the exercise of stock options outstanding under our 2008 stock incentive plan as of December 31, 2013, at a weighted average exercise price of $3.53 per share;

  •
  83,818 shares of our common stock issuable upon the exercise of Series D preferred stock warrants outstanding as of December 31, 2013, at an exercise price of $7.81 per share; and

  •
  2,800,000 shares of our common stock reserved for future issuance under our 2014 equity incentive plan, plus any additional shares of our common stock that may become available under our 2014 equity incentive plan, as more fully described in "Executive Compensation—Equity Incentive Plans."

 DILUTION

          If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable convertible preferred stock by the number of outstanding shares of our common stock.

          As of December 31, 2013, we had a deficit in net tangible book value of $(103.8) million, or approximately $(13.60) per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the closing of this offering and the related reclassification of our warrant liability, our deficit in net tangible book value would have been approximately $(5.6) million, or approximately $(0.18) per share of common stock.

          Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $              million, or approximately $             per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $             per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Actual net tangible book value deficit per share as of December 31, 2013	$(13.60)
Increase in net tangible book value per share attributable to the conversion of our redeemable convertible preferred stock and related reclassification of our warrant liability	13.42

Pro forma net tangible book value deficit per share before this offering	(0.18)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

          The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $              million, or approximately $             per share, and the dilution per share to investors participating in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          If the underwriters exercise their option in full to purchase                  additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $             per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing common stock in this offering would be $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The following table sets forth as of December 31, 2013, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
								Weighted Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	31,130,341		%		$102,632,347		%	$3.30
New investors

Total		100%		$		100%

          Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the total consideration paid by new investors by $          million, and increase or decrease the percent of total consideration paid by new investors by          percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The table above excludes:

  •
  5,883,885 shares of our common stock issuable upon the exercise of stock options outstanding under our 2008 stock incentive plan as of December 31, 2013, at a weighted average exercise price of $3.53 per share;

  •
  83,818 shares of our common stock issuable upon the exercise of Series D preferred stock warrants outstanding as of December 31, 2013, at an exercise price of $7.81 per share; and

  •
  2,800,000 shares of our common stock reserved for future issuance under our 2014 equity incentive plan following this offering, plus any additional shares of our common stock that may become available under our 2014 equity incentive plan, as more fully described in "Executive Compensation—Equity Incentive Plans."

          The foregoing table does not reflect the sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                                        shares, or         % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                                        shares, or         % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to                                        , or         % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                                        , or         % of the total number of shares of our common stock outstanding after this offering.

          The shares of our common stock reserved for future issuance under our equity incentive plans may be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options or warrants are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus. The data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$29,733	$55,879	$83,127
Costs and expenses:
Servicing and support	12,300	14,926	22,718
Technology and content development	5,117	8,299	19,472
Program marketing and sales	32,116	45,390	54,103
General and administrative	5,104	10,342	14,840

Total costs and expenses	54,637	78,957	111,133

Loss from operations	(24,904)	(23,078)	(28,006)
Other income (expense):
Interest expense	(19)	(73)	27
Interest income	45	38	26

Total other income (expense)	26	(35)	53

Loss before income taxes	(24,878)	(23,113)	(27,953)
Income tax expense	—	—	—

Net loss	(24,878)	(23,113)	(27,953)
Preferred stock accretion	(314)	(339)	(347)

Net loss attributable to common stockholders	$(25,192)	$(23,452)	$(28,300)

Net loss per share attributable to common stockholders:
Basic and diluted	$(3.77)	$(3.33)	$(3.81)
Pro forma basic and diluted			$(0.92)
Other Financial Data:
Adjusted EBITDA (loss)(1)	$(22,514)	$(18,814)	$(21,245)

(1)
Adjusted EBITDA is a non-GAAP financial measure. For more information about Adjusted EBITDA and a reconciliation of Adjusted EBITDA (loss) to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section below titled "— Adjusted EBITDA."

	As of December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,190	$7,012
Accounts receivable	248	1,835
Total assets	39,877	28,652
Total liabilities	13,467	22,629
Total redeemable convertible preferred stock	92,706	98,047
Additional paid-in capital	5,483	7,817
Total stockholders' deficit	(66,296)	(92,024)

Adjusted EBITDA

          To provide investors with additional information regarding our financial results, we have provided within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

          We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

          Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

  •
  Adjusted EBITDA does not reflect interest or tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

          Because of these and other limitations, you should consider Adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of Adjusted EBITDA (loss) to net loss for each of the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net loss	$(24,878)	$(23,113)	$(27,953)
Adjustments:
Interest expense	19	73	(27)
Interest income	(45)	(38)	(26)
Depreciation and amortization expense	1,551	2,869	4,335
Stock-based compensation expense	839	1,395	2,426

Total adjustments	2,364	4,299	6,708

Adjusted EBITDA (loss)	$(22,514)	$(18,814)	$(21,245)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

          We are a leading provider of cloud-based SaaS solutions that enable leading nonprofit colleges and universities to deliver their high quality education to qualified students anywhere. Our innovative online learning platform and bundled technology-enabled services provide the comprehensive operating infrastructure colleges and universities need to attract, enroll, educate, support and graduate their students. By leveraging our solutions, we believe our clients are able to expand their addressable markets while providing educational engagement, experiences and outcomes to their online students that match or exceed those of their on-campus offerings.

          Our clients are leading nonprofit colleges and universities. They use our platform to offer full graduate degree programs online. The students in these programs receive the same degree or credit as their on-campus counterparts and generally pay equivalent tuition. Currently, eight well-recognized nonprofit colleges and universities offer graduate degrees through our platform. We provide a suite of technology-enabled services designed to promote adoption and usage of our SaaS solutions by clients and enrollment and retention of their students. These services include program marketing, student acquisition, content development for courses, and faculty and student support services, including technical training and support, non-academic student advising, academic progress monitoring and career services. We also facilitate in-program field placements, student immersions and other student enrichment experiences.

          We are currently engaged by eight colleges and universities to enable 10 graduate programs that have launched and in which students have enrolled. The first of our clients' programs was launched in 2009. One additional program launched in 2010 with two more commencing in 2011. In 2013, our clients launched five new programs. An additional program launched in January 2014 and four additional programs are scheduled to commence later in 2014. We recently contracted with a ninth university to enable a new graduate program that we expect to launch in 2015. Our client contracts generally have initial terms between 10 and 15 years in length, and, since our inception, all of the clients that have engaged us remain active.

          A significant percentage of our annual revenue is related to students returning to our clients' programs after their first semester. In the twelve months ended December 31, 2013, 61% of our revenue was related to students who had enrolled and completed their first semester prior to the start of the year. Of revenue recognized after March 31, 2013, 76% was related to students who had enrolled and completed their first semester before that date. We believe this high percentage of revenue attributable to returning students contributes to the predictability and recurring nature of our business.

          We have achieved significant growth in a relatively short period of time. Full course equivalent enrollments in our clients' programs grew from 14,099 during the twelve months ended December 31, 2011 to 31,338 during the twelve months ended December 31, 2013, representing a compound annual growth rate of 49%. From our inception through December 31, 2013, a total of

8,540 unique individuals have enrolled as students in our clients' programs. For the years ended December 31, 2011, 2012 and 2013, our revenue was $29.7 million, $55.9 million and $83.1 million, respectively. However, because we must incur significant technology, content development, program marketing and sales expenses well in advance of generating revenues under a new client program, we have a history of losses despite our revenue growth. In order to become profitable, our revenues from existing client programs will need to increase at a rate faster than the expenses we will incur in connection with the launch of new client programs.

          We believe our business strategy will continue to offer significant opportunities for growth, but it also presents a number of risks and challenges. In particular, to remain competitive, we will need to continue to innovate in a rapidly changing landscape for the application of technology like ours to the delivery of higher education. As described above, we have added, and we intend to continue to add, degree programs in a number of new academic disciplines each year, as well as to expand the delivery of existing degree programs to new university clients. To do so, we will need to convince new clients as to the quality and value of our SaaS solutions, cost-effectively identify qualified students for our clients' programs and help our clients retain those students once enrolled. Additionally, even though our existing client programs have served students located in over 50 countries, we have only recently engaged with international institutions to participate in a pilot program offering undergraduate courses, which may present unique operating challenges. We must also be able to successfully execute our business strategy while navigating constantly changing higher education laws and regulations applicable to our clients and, in some cases to ourselves, particularly the incentive compensation rule that prohibits making incentive payments related to student acquisition. We seek to ensure that addressing all of these risks and challenges does not divert our management's attention from continuing to build on the strengths that we believe have driven the growth of our business over the last several years. We believe our focus on delivering a differentiated technology platform, maintaining the integrity of our clients' educational brands and providing exceptional, white glove service to our clients will contribute to the success of our business. We cannot, however, assure you that we will be successful in addressing and managing the many challenges and risks that we face.

Our Business Model

          The key elements of our business model are described below.

  Revenue Drivers

          Substantially all of our revenue is derived from revenue-share arrangements with our clients under which we receive a contractually specified percentage of the amounts students pay them to enroll in their programs. Accordingly, the primary driver of our revenue growth is the number of student course enrollments in our clients' programs. This in turn is influenced primarily by three factors:

  •
  our ability to increase the number of programs offered by our clients, either by adding new clients or by expanding the number of client programs;

  •
  our ability to identify and acquire prospective students for our clients' programs; and

  •
  our ability, and that of our clients, to retain the students who enroll in their programs.

          In the near term, we expect the primary drivers of our financial results to continue to be our two programs with the University of Southern California, which are our longest running programs, launched in 2009 and 2010. For the years ended December 31, 2011, 2012 and 2013, 94%, 78% and 69%, respectively, of our revenue was derived from these two programs. We expect the

University of Southern California will continue to account for a large portion of our revenue until our other client programs become more mature and achieve significantly higher enrollment levels.

  Program Marketing and Sales Expense

          Our most significant expense in each fiscal period has been program marketing and sales expense, which relates primarily to student acquisition activities. We do not spend significant amounts on new client or program acquisition and we do not maintain a sales force targeted at potential new clients or programs since our model is not dependent on launching a large number of new programs per year, either with new or existing clients. Instead, our new clients and programs are largely generated through a direct approach by our senior management to selected colleges and universities.

          We have primary responsibility for identifying qualified students for our clients' programs, generating potential student interest in the programs and driving applications to the programs. While our clients make all admissions decisions, the number of students who enroll in our clients' programs in any given period is significantly dependent on the amount we have spent on these student acquisition activities in prior periods. Accordingly, although most of our clients' programs span multiple semesters and, therefore, generate continued revenue beyond the term in which initial enrollments occurs, we expect that we will need to continue to incur significant program marketing and sales expense for existing programs going forward to generate a continuous pipeline of new enrollments. For new programs, we begin incurring program marketing and sales costs as soon as we enter into an engagement with a new client, which can be as much as nine months before the start of a new client program.

          We typically identify prospective students for our clients programs between three months and two or more years before they ultimately enroll. For the students currently enrolled in our clients' programs and those who have graduated, the average time from our initial lead acquisition to initial enrollment was seven months. For the students who have graduated from these programs, the average time from initial enrollment to graduation was 16 months. However, because our clients' programs are relatively new, they have only graduated a limited number of students to date, with many early enrollees still enrolled. Based on the student retention rates and patterns we have observed in our clients' programs, we estimate that, for our current programs, the average time from a student's initial enrollment to graduation will be approximately 2.5 years.

          Accordingly, our program marketing and sales expense in any period is an investment we make to generate revenue in future periods. Likewise, revenue generated in any period is largely attributable to student acquisition activities in earlier periods. Because program marketing and sales expense in any period are almost entirely unrelated to revenue generated in that period, we do not believe it is meaningful to directly compare the two. We believe that the total revenue we will receive in the future from students who enroll in our clients' programs as a result of current period program marketing and sales expense will be significantly greater as a multiple of that expense than is implied by the multiple of current period revenue to current period program marketing and sales expense. Further, we believe that our program marketing and sales expense in future periods will generally decline as a percentage of the revenue reported in those same periods as our revenue base from returning students in existing programs becomes larger.

  Period-to-Period Fluctuations

          Our revenue, cash position, accounts receivable and deferred revenue can fluctuate significantly from quarter to quarter due to variations driven by the academic schedules of our clients' programs. These programs generally start classes for new and returning students an average of four times per year. Class starts are not necessarily evenly spaced throughout the year, do not necessarily correspond to the traditional academic calendar and may vary from year to year. As a result, the number of classes our client programs have in session, and therefore the number of students enrolled, will vary from month to month and quarter to quarter, leading to variability in our revenue.

          The semesters of our clients' programs often straddle two fiscal quarters. Our clients generally pay us when they have billed tuition and specified fees to their students, which is typically early in the semester, and once the drop/add period has passed. We recognize the related revenue ratably over the course of the semester. Because we generally receive payments from our clients prior to our ability to recognize the majority of those amounts as revenue, we record deferred revenue at each balance sheet date equal to the excess of the amounts we have billed or received from our clients over the amounts we have recognized as revenue as of that date. For these reasons, our cash flows typically vary considerably from quarter to quarter and our cash position, accounts receivable and deferred revenue typically fluctuate between quarterly balance sheet dates.

          Our expense levels also fluctuate from quarter to quarter, driven primarily by our program marketing and sales activity. We typically reduce our paid search and other program marketing and sales efforts during late November and December because these efforts are less productive during the holiday season. This generally results in lower total program marketing and sales expense during the fourth quarter. In addition, because we begin spending on technology and content development, program marketing and sales, and, to a lesser extent, services and support as much as nine months prior to the start of classes for a new client program, these costs as a percentage of revenue fluctuate, sometimes significantly, depending on the timing of new client programs and anticipated program launch dates.

Key Business and Financial Performance Metrics

          We use a number of key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In addition to Adjusted EBITDA, which we discuss below, we discuss revenue and the components of operating loss in the section below entitled "— Components of Operating Results." Additionally, we utilize other key metrics to evaluate the success of our growth strategy, including measures we refer to as platform revenue retention rate and full course equivalent enrollments in our clients' programs.

  Platform Revenue Retention Rate

          We measure our platform revenue retention rate for a particular period by first identifying the group of programs that our clients launched before the beginning of the prior year comparative period. We then calculate our platform revenue retention rate by comparing the revenue we recognized for this group of programs in the reporting period to the revenue we recognized for the same group of programs in the prior year comparative period, expressed as a percentage of the revenue we recognized for the group in the prior year comparative period.

          The following table sets forth our platform revenue retention rate for the periods presented. For all of these periods, our platform revenue retention rate was greater than 100% because we had no programs terminate and full course equivalent enrollments in these programs increased year-over-year.

	Year Ended December 31,
	2011	2012	2013
Platform revenue retention rate	127.1%	157.0%	144.4%
Number of programs included in comparison(1)	1	2	4

(1)
Reflects the number of programs operating both in the reported period and in the prior year comparative period. For example, the number of programs included in the calculation for the year ended December 31, 2011 includes only one program because it was the only program launched before January 1, 2010, and thus operating for the entirety of both 2010 and 2011.

  Full Course Equivalent Enrollments in Our Clients' Programs

          We measure full course equivalent enrollments in our clients' programs by determining, for each of the courses offered during a particular period, the number of students enrolled in that course multiplied by the percentage of the course completed during that period. We use this metric to account for the fact that many courses offered by our clients straddle two or more fiscal quarters. For example, if a course had 25 enrolled students and 40% of the course was completed during a particular period, we would count the course as having 10 full course equivalent enrollments for that period. Any individual student may be enrolled in more than one course during a period.

          Average revenue per full course equivalent enrollment represents our weighted average revenue per course across the mix of courses being offered in our client programs during a period. This number is derived by dividing our total revenue for a period by the number of full course equivalent enrollments during that same period. This amount may vary from period to period depending on the academic calendars of our clients, the relative growth rates of programs with varying tuition levels, the launch of new programs with higher or lower than average net tuition costs and annual tuition increases instituted by our clients. As a part of our growth strategy, we are actively targeting new graduate-level clients in academic disciplines for which we have existing programs. These additional programs will typically have lower tuition costs than the initial program in that discipline. Over time, this strategy is likely to reduce our average revenue per full course equivalent. However, we believe this approach will enable us to leverage our program marketing investments across multiple client programs within specific academic disciplines, significantly decreasing student acquisition costs within those disciplines and more than offsetting any decline in average revenue per full course equivalent enrollment.

          The following table sets forth the full course equivalent enrollments and average revenue per full course equivalent enrollment in our clients' programs for the periods presented.

	Year Ended December 31,
	2011	2012	2013
Full course equivalent enrollments in our clients' programs	14,099	22,532	31,338
Average revenue per full course equivalent enrollment in our clients' programs	$2,109	$2,480	$2,653

  Adjusted EBITDA

          Adjusted EBITDA represents our earnings before net interest (income) expense, income taxes, depreciation and amortization, adjusted to eliminate stock-based compensation expense, which is a non-cash item. Adjusted EBITDA is not a measure calculated in accordance with GAAP. Please refer to "Selected Consolidated Financial Data — Adjusted EBITDA" in this prospectus for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measurement, for the years ended December 31, 2011, 2012 and 2013. Adjusted EBITDA should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of stock-based compensation expense, which we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of using non-GAAP measures as described in "Selected Consolidated Financial Data — Adjusted EBITDA."

          Adjusted EBITDA loss was $22.5 million, $18.8 million and $21.2 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Components of Operating Results

  Revenue

          Substantially all of our revenue consists of a contractually specified percentage of the amounts our clients bill to their students for tuition and fees, less credit card fees and other specified charges we have agreed to exclude in our client contracts, which we refer to as net program proceeds. Our contracts generally have 10 to 15 year initial terms. We recognize revenue ratably over the service period, which we define as the first through the last day of classes for each semester in a client's program.

          We establish a refund allowance for our share of tuition and fees ultimately uncollected by our clients.

          We also offered rebates to a limited group of students who enrolled in a specific client program between 2009 and 2011, which we will be required to pay to such students if they complete their degrees and pre-specified, post-graduation work requirements within a defined period of time after graduation. For students in this group who are still enrolled in the program, we accrue the rebate liability as they continue through the program towards graduation. In addition, all students in this group are required to certify to us each September as to their continuing eligibility for these rebates. For those students who do not make such certification and are therefore no longer eligible for the rebate, because, for example, they have failed to meet their post-graduation work requirements, we reduce the allowance accordingly at that time. As of December 31, 2011, 2012 and 2013, 406, 398 and 323 students, respectively, remained eligible to receive these rebates.

          These rebates and refunds offset the net program proceeds that we recognize as revenue.

          From time to time, we also recognize other revenue related to additional services requested by our clients beyond our bundled technology-enabled services, such as services in connection with state compliance efforts. To date, this other revenue has been immaterial.

          The following table details the components of our revenue for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net program proceeds	$30,931	$56,760	$83,563
Rebates	(618)	(240)	320
Refunds	(580)	(641)	(863)
Other	—	—	107

Revenue	$29,733	$55,879	$83,127

          In addition to providing access to our cloud-based technology platform, we provide bundled technology-enabled services, including program marketing services for student acquisition, content development services, faculty and student support services, including technical training and support, non-academic student advising, academic progress monitoring and career services. We also facilitate in-program field placements, student immersions and other student enrichment experiences. We have determined that no individual deliverable has standalone value upon delivery and, therefore, the multiple deliverables within our arrangements do not qualify for treatment as separate units of accounting. Accordingly, we consider all deliverables to be a single unit of accounting and we recognize revenue from the entire arrangement over the term of the service period.

          We generally receive payments from our clients early in each semester, prior to completion of the service period. We record these advance payments as deferred revenue until the services are delivered or until our obligations are otherwise met, at which time we recognize the revenue. As of each balance sheet date, deferred revenue is a current liability and represents the excess amounts we have billed or received over the amounts we have recognized as revenue in the consolidated statements of operations as of that date.

  Costs and expenses

          Costs and expenses consist of servicing and support costs, technology and content development costs, program marketing and sales expenses and general and administrative expenses. To support our anticipated growth, we expect to continue to hire new employees, increase our program promotion and student acquisition efforts, expand our technology infrastructure and increase our other program support capabilities. As a result, we expect our costs and expenses to increase in absolute dollars, but to decrease as a percentage of revenue over time as we achieve economies of scale through the expansion of our business.

          Servicing and support.    Servicing and support costs consist primarily of compensation costs related to program management and operations, as well as costs for platform technical support and faculty and student support. We also facilitate in-program field placements, student immersions and other student enrichment experiences, and we assist our clients with their state compliance requirements. It also includes software licensing, telecommunications and other costs to maintain platform access for our clients and their students.

          Technology and content development.    Technology and content development costs consist primarily of compensation and outsourced services costs related to the ongoing improvement and maintenance of our technology platform and content developed for our client programs, as well as costs to support our internal infrastructure, including our cloud-based server usage. It also includes the associated depreciation and amortization expense related to internally developed software and content, as well as hosting and other costs associated with maintaining our platform in a cloud environment.

          Program marketing and sales.    Program marketing and sales expense consists primarily of costs related to student acquisition. This includes the cost of online advertising and lead generation, as well as compensation costs for our program marketing, search engine optimization, marketing analytics and application counseling personnel. We expense all costs related to program marketing and sales as they are incurred.

          General and administrative.    General and administrative expense consists primarily of compensation costs for employees in our executive, administrative, finance and accounting, information systems, legal, strategy and human resources functions. Additional expenses include external legal, accounting and other professional fees, telecommunications charges and other corporate costs such as insurance and travel that are not related to another function.

  Other Income (Expense)

          Other income (expense) consists of interest income and interest expense. Interest income is derived from interest received on our cash and cash equivalents. Interest expense consists primarily of the amortization of deferred financing costs associated with our line of credit and convertible notes prior to their conversion and changes in our preferred stock warrant liability as a result of changes in the fair value of such warrants.

          The fair value of our preferred stock warrant liability is reassessed at the end of each reporting period and any increase in fair value is recognized in other expense, while any decrease in fair value is recognized in other income. In accordance with their terms, upon completion of this offering, the preferred stock warrants will automatically become warrants to purchase common stock. At that time, we will reclassify the preferred stock warrant liability to additional paid-in capital and will not recognize further changes in fair value in other income or expense.

Results of Operations

          The following table sets forth selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenue	$29,733	$55,879	$83,127
Costs and expenses:
Servicing and support	12,300	14,926	22,718
Technology and content development	5,117	8,299	19,472
Program marketing and sales	32,116	45,390	54,103
General and administrative	5,104	10,342	14,840

Total costs and expenses	54,637	78,957	111,133

Loss from operations	(24,904)	(23,078)	(28,006)
Other income (expense):
Interest expense	(19)	(73)	27
Interest income	45	38	26

Total other income (expense)	26	(35)	53

Net loss	$(24,878)	$(23,113)	$(27,953)

          The following table sets forth our consolidated statement of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%
Costs and expenses:
Servicing and support	41.4	26.7	27.3
Technology and content development	17.2	14.9	23.4
Program marketing and sales	108.0	81.2	65.1
General and administrative	17.3	18.5	17.9

Total costs and expenses	183.9	141.3	133.7

Loss from operations	(83.9)	(41.3)	(33.7)
Other income (expense):
Interest expense	(0.1)	(0.2)	0.0
Interest income	0.2	0.1	0.0

Total other income (expense)	0.1	(0.1)	0.0

Net loss	(83.8)%	(41.4)%	(33.7)%

Comparison of Years Ended December 31, 2012 and 2013

	Year Ended December 31,
	2012		2013		Period-to-Period Change
		Percentage of Revenue		Percentage of Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue	$55,879	100.0%	$83,127	100.0%	$27,248	48.8%
Costs and expenses:
Servicing and support	14,926	26.7	22,718	27.3	7,792	52.2
Technology and content development	8,299	14.9	19,472	23.4	11,173	134.6
Program marketing and sales	45,390	81.2	54,103	65.1	8,713	19.2
General and administrative	10,342	18.5	14,840	17.9	4,498	43.5

Total costs and expenses	78,957	141.3	111,133	133.7	32,176	40.8

Loss from operations	(23,078)	(41.3)	(28,006)	(33.7)	(4,928)	21.4
Other income (expense):
Interest expense	(73)	(0.2)	27	0.0	100	(137.0)
Interest income	38	0.1	26	0.0	(12)	(31.6)

Total other income (expense)	(35)	(0.1)	53	0.0	88	(251.4)

Net loss	$(23,113)	(41.4)%	$(27,953)	(33.7)%	$(4,840)	20.9

          Revenue.    Revenue increased by $27.2 million, or 48.8%, from $55.9 million for the year ended December 31, 2012 to $83.1 million for the year ended December 31, 2013. Of the increase, $24.2 million was primarily attributable to increased period-over-period full course equivalent enrollments in the four client programs launched prior to January 1, 2013. An additional $2.4 million was attributable to full course equivalent enrollments in the new client programs that launched during 2013. In addition, our rebate liability decreased by $0.6 million, which resulted in a corresponding increase in our revenue. The decrease in the rebate liability was the result of some students not certifying their continuing eligibility for the rebate program and fewer of the original cohort of students still being enrolled in the applicable client program and, therefore, a reduction in the rate of rebate liability accrual during the period.

          Servicing and support.    Servicing and support costs increased by $7.8 million, or 52.2%, from $14.9 million for the year ended December 31, 2012 to $22.7 million for the year ended December 31, 2013. This increase was due primarily to a $5.9 million increase in compensation costs as we increased our headcount in this area by 30% to serve a growing number of students and faculty in existing and new client programs. The remaining increase of $1.9 million was primarily attributable to increased costs for software licensing and facilitating in-program field placements, student immersions and student enrichment experiences. As a percentage of revenue, servicing and support costs increased from 26.7% for the year ended December 31, 2012 to 27.3% for the year ended December 31, 2013, as five additional client programs launched in 2013 and we began to incur expenses in anticipation of the revenue we expect to generate through these new programs.

          Technology and content development.    Technology and content development costs increased by $11.2 million, or 134.6%, from $8.3 million for the year ended December 31, 2012 to $19.5 million for the year ended December 31, 2013. This was due primarily to a $3.9 million increase in external technology consulting costs and a $3.8 million increase in compensation costs, net of capitalized amounts for software and content development, as we increased our headcount in this area by 67% to support additional client program launches and scaling of existing client programs. Further, an increase of $1.4 million was attributable to increased costs for telecommunication, travel, computer hardware and other expenses. Additionally, an increase of $1.3 million resulted from higher depreciation expense associated with our capitalized internal use software and content development costs, primarily as a result of an increase in the number of courses that have been developed for our client programs. The remaining increase of $0.8 million resulted primarily from higher costs related to our cloud-based server usage. As a percentage of revenue, technology and content development costs increased from 14.9% for the year ended December 31, 2012 to 23.4% for the year ended December 31, 2013, as additional client programs launched and we began to incur expenses in anticipation of the revenue we expect to generate through these new programs.

          Program marketing and sales.    Program marketing and sales expense increased by $8.7 million, or 19.2%, from $45.4 million for the year ended December 31, 2012 to $54.1 million for the year ended December 31, 2013. This increase was due primarily to a $4.3 million increase in compensation costs, as we increased our headcount in this area by 26% to acquire students for, and drive revenue growth in, new client programs. Additionally, lead generation costs increased by a total of $3.3 million, and other general program marketing and sales expenses, including advertising design, printing, public relations and advertisement hosting fees, increased by a total of $1.1 million, as we continued to expand our program marketing efforts to acquire students for our clients' programs. As a percentage of revenue, program marketing and sales expense decreased from 81.2% for the year ended December 31, 2012 to 65.1% for the year ended December 31, 2013, reflecting a higher year-over-year percentage increase in revenue than the corresponding increase in program marketing and sales expense.

          General and administrative.    General and administrative expense increased by $4.5 million, or 43.5%, from $10.3 million for the year ended December 31, 2012 to $14.8 million for the year ended December 31, 2013. This increase was due primarily to a $2.4 million increase in compensation costs, driven primarily by increased employee bonus and stock option expense of $1.6 million and increased wages and payroll taxes of $0.9 million, as we increased our headcount in this area by 2% to support our growing business and prepared to operate as a public company. Additionally, our legal, accounting and other professional fees increased by $1.2 million in preparation for this offering and travel costs increased by $0.4 million driven by the increase in personnel. As a percentage of revenue, general and administrative expense decreased from 18.5% for the year ended December 31, 2012 to 17.9% for the year ended December 31, 2013, reflecting a higher year-over-year percentage increase in revenue than the corresponding increase in general and administrative expense.

Comparison of Years Ended December 31, 2011 and 2012

	Year Ended December 31,
	2011		2012		Period-to-Period Change
		Percentage of Revenue		Percentage of Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue	$29,733	100.0%	$55,879	100.0%	$26,146	87.9%
Costs and expenses:
Servicing and support	12,300	41.4	14,926	26.7	2,626	21.3
Technology and content development	5,117	17.2	8,299	14.9	3,182	62.2
Program marketing and sales	32,116	108.0	45,390	81.2	13,274	41.3
General and administrative	5,104	17.3	10,342	18.5	5,238	102.6

Total costs and expenses	54,637	183.9	78,957	141.3	24,320	44.5

Loss from operations	(24,904)	(83.9)	(23,078)	(41.3)	1,826	(7.3)
Other income (expense):
Interest expense	(19)	(0.1)	(73)	(0.2)	(54)	284.2
Interest income	45	0.2	38	0.1	(7)	(15.6)

Total other income (expense)	26	0.1	(35)	(0.1)	(61)	(234.6)

Net loss	$(24,878)	(83.8)%	$(23,113)	(41.4)%	$1,765	(7.1)

          Revenue.    Revenue increased by $26.2 million, or 87.9%, from $29.7 million for the year ended December 31, 2011 to $55.9 million for the year ended December 31, 2012. This increase was attributable primarily to increased period-over-period full course equivalent enrollments in the four client programs launched prior to January 1, 2012, since no new programs were launched in 2012. In addition, our rebates liability decreased by $0.4 million, which resulted in a corresponding increase in our revenue.

          Servicing and support.    Servicing and support costs increased by $2.6 million, or 21.3%, from $12.3 million for the year ended December 31, 2011 to $14.9 million for the year ended December 31, 2012. This increase was due primarily to a $1.8 million increase in compensation costs as we increased our headcount in this area by 20% to serve a growing number of students and faculty in client programs. The remaining increase of $0.8 million was attributable to increased costs for software licensing and facilitating in-program field placements, student immersions and student enrichment experiences. As a percentage of revenue, servicing and support costs decreased from 41.4% for the year ended December 31, 2011 to 26.7% for the year ended December 31, 2012, due primarily to our increased revenue.

          Technology and content development.    Technology and content development costs increased by $3.2 million, or 62.2%, from $5.1 million for the year ended December 31, 2011 to $8.3 million for the year ended December 31, 2012. This was due primarily to a $1.1 million increase in compensation costs, net of capitalized amounts for software and content development, as we increased our headcount in this area by 62% to support additional client program launches and operations. Additionally, costs related to our cloud-based server usage increased by $0.5 million and costs for external technology consulting increased by $0.4 million, also in support of our business expansion. Further, depreciation expense associated with our capitalized internal use software and content development costs increased by $1.1 million, primarily the result of an increase in the number of courses that have been developed for our client programs. As a percentage of revenue, technology and content development decreased from 17.2% for the year ended December 31, 2011 to 14.9% for the year ended December 31, 2012, due primarily to our increased revenue.

          Program marketing and sales.    Program marketing and sales expense increased by $13.3 million, or 41.3%, from $32.1 million for the year ended December 31, 2011 to $45.4 million for the year ended December 31, 2012. This increase was due primarily to a $7.9 million increase in third-party lead generation costs, consisting of activities such as paid search, and display and email marketing, and a $3.7 million increase in compensation costs related primarily to a 19% increase in headcount in this area. Both of these cost increases were incurred to acquire students and drive revenue growth for existing client programs as well as for new client programs launching in early 2013. Additionally, there was a $1.7 million increase in other program marketing expenses, largely consisting of increased costs related to software we use to manage an increasing number of leads for our client programs. As a percentage of revenue, program marketing and sales expense decreased from 108.0% for the year ended December 31, 2011 to 81.2% for the year ended December 31, 2012, reflecting increased revenue, which was primarily attributable to program marketing and sales expense incurred in prior periods.

          General and administrative.    General and administrative expense increased by $5.2 million, or 102.6%, from $5.1 million for the year ended December 31, 2011 to $10.3 million for the year ended December 31, 2012. This increase was due primarily to a $4.7 million increase in compensation costs, as we increased our headcount in this area by 210% to support our growing business and prepare to operate as a public company. An additional $0.5 million of the increase was attributable to increased costs for facilities, travel, and legal, accounting and other professional fees. As a percentage of revenue, general and administrative costs increased from 17.3% of revenue in 2011 to 18.5% in 2012.

Quarterly Results of Operations

          The following tables show consolidated quarterly statement of operations data for each of our eight most recently completed quarters, as well as the percentage of revenue for each line item. This information has been derived from our unaudited quarterly financial statements, which, in the opinion of management, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of financial information. Historical results are not necessarily indicative of results that may be achieved in future periods, and operating results for quarterly periods are not necessarily indicative of operating results for a full year. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Revenue	$13,106	$13,369	$12,984	$16,420	$19,134	$18,691	$20,499	$24,803
Costs and expenses:
Servicing and support	3,119	3,779	3,618	4,410	5,018	5,656	5,842	6,202
Technology and content development	1,834	1,812	2,079	2,574	3,235	4,596	5,113	6,528
Program marketing and sales	10,298	11,370	12,823	10,899	11,770	13,695	15,412	13,226
General and administrative	2,359	2,318	2,205	3,460	2,871	3,654	4,269	4,046

Total costs and expenses	17,610	19,279	20,725	21,343	22,894	27,601	30,636	30,002

Loss from operations	(4,504)	(5,910)	(7,741)	(4,923)	(3,760)	(8,910)	(10,137)	(5,199)
Other income (expense):
Interest expense	(1)	(19)	(35)	(18)	8	5	(1)	15
Interest income	3	13	11	11	6	10	5	5

Total other income (expense)	2	(6)	(24)	(7)	14	15	4	20

Net loss	$(4,502)	$(5,916)	$(7,765)	$(4,930)	$(3,746)	$(8,895)	$(10,133)	$(5,179)

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Servicing and support	23.8	28.3	27.9	26.9	26.2	30.3	28.5	25.0
Technology and content development	14.0	13.6	16.0	15.7	16.9	24.6	24.9	26.3
Program marketing and sales	78.6	85.0	98.8	66.4	61.5	73.3	75.2	53.3
General and administrative	18.0	17.3	17.0	21.1	15.0	19.5	20.8	16.3

Total costs and expenses	134.4	144.2	159.7	130.1	119.6	147.7	149.4	120.9

Loss from operations	(34.4)	(44.2)	(59.7)	(30.1)	(19.6)	(47.7)	(49.4)	(20.9)
Other income (expense):
Interest expense	(0.0)	(0.2)	(0.3)	(0.1)	0.0	0.0	(0.0)	0.1
Interest income	0.0	0.1	0.1	0.1	0.0	0.1	0.0	0.0

Total other income (expense)	0.0	(0.1)	(0.2)	(0.0)	0.0	0.1	0.0	0.1

Net loss	(34.4)%	(44.3)%	(59.9)%	(30.1)%	(19.6)%	(47.6)%	(49.4)%	(20.8)%

Critical Accounting Policies and Significant Judgments and Estimates

          This management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions.

          While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

  Revenue Recognition and Deferred Revenue

          We recognize revenue when all of the following conditions are met:

  •
  persuasive evidence of an arrangement exists;

  •
  our provision of services is complete;

  •
  fees are fixed or determinable; and

  •
  collection of fees is reasonably assured.

          We derive revenue under long term contracts, which have initial terms that typically range from 10 to 15 years in length. Under these contracts, we allow access to our cloud-based technology platform and provide bundled, technology-enabled services to our clients and their faculty and students. We are entitled to, and recognize revenue based on, a contractually specified percentage of net program proceeds from our clients. These net program proceeds represent gross proceeds billed by our clients to students, less credit card fees and other specified charges we have agreed to exclude in our client contracts. Net program proceeds are further offset by accruals for expected refunds for our share of tuition and fees ultimately uncollected by our clients, as well as a provision for rebates of tuition to a limited group of students who enrolled in a specific client program between 2009 and 2011, which we will be required to pay to such students if they complete their degrees and meet pre-specified, post-graduation work requirements within a defined period of time after graduation. On occasion, we may make scholarship funds available to our clients to be awarded to students enrolled in the programs we support. These amounts are recorded as a reduction of revenue. We recognize revenue ratably over the service period, which we define as the period from the first day of classes for each semester in a client's program through the last day of that semester. We invoice our clients based on enrollment reports that are generated by our clients. In some instances, these enrollment reports are received prior to the conclusion of the drop/add period. In such cases, we establish a reserve against revenue, if necessary, based on our estimate of changes in enrollments expected prior to the end of the drop/add period.

          We generate revenue from multiple-deliverable contractual arrangements with our clients. Under each of these arrangements, we provide:

  •
  a cloud-based technology platform that serves as a virtual campus for our clients' faculty and students, while also enabling a comprehensive range of other client functions;

  •
  program marketing and application advising for student acquisition;

  •
  in conjunction with each client's faculty members, content development for courses; and

  •
  faculty and student support services, including technical training and support, non-academic student advising, academic progress monitoring and career services. We also facilitate in-program field placements, student immersions and other student enrichment experiences.

          In order to treat deliverables in a multiple-deliverable contractual arrangement as separate units of accounting, deliverables must have standalone value upon delivery. We have determined that no individual deliverable has standalone value upon delivery, and therefore, deliverables within our multiple-deliverable arrangements do not qualify for treatment as separate units of accounting. Accordingly, we consider all deliverables to be a single unit of accounting and recognize revenue from the entire arrangement over the term of the service period.

          We generally receive payments from our clients early in each semester, which is prior to the completion of the service period. We record these advance payments as deferred revenue until our services are delivered or our obligations are otherwise met, at which time we recognize the revenue. As of each balance sheet date, deferred revenue is a current liability and represents the excess of amounts we have billed or received over the amounts we have recognized as revenue in the consolidated statements of operations as of that date.

  Accounts Receivable and Allowance for Doubtful Accounts

          Our accounts receivable are stated at estimated realizable value. We utilize the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the amounts due. Our estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, we have experienced write-offs for uncollectible accounts that have been immaterial and have not significantly differed from our estimates. For all periods presented, we determined that no significant allowance for doubtful accounts for accounts receivable was considered necessary.

          We have made, and may in the future make, advances to our clients before a new program launches to cover costs they incur for instructional content creation, staffing and other start-up activities. Advances to clients are stated at estimated realizable value until repaid. We recognize imputed interest expense on these advance payments when there is a significant amount of imputed interest.

  Internally Developed Software Costs

          We capitalize some of the costs associated with internally developed software, primarily consisting of the direct labor associated with creating the software. Software development projects generally include three stages: the preliminary project stage, in which all costs are expensed as incurred; the application development stage, in which some costs are capitalized and some costs are expensed as incurred; and the post-implementation or operation stage, in which all costs are expensed as incurred.

          The costs capitalized in the application development stage include the costs of designing, developing, coding our platform and integrating it with the client's legacy systems, as well as the testing of various elements of the platform. The capitalization of costs requires judgment in determining when a project has reached the application development stage and the period over which we expect to benefit from the use of that software. Once the software is placed in service, these costs are depreciated on a straight-line method over the estimated useful life of the software, which is generally three to five years.

  Capitalized Content Development Costs

          We collaborate with our clients' faculty members to develop and maintain educational content that is delivered to their students through our cloud-based technology platform. The online content developed jointly by us and our clients consists of subjects chosen and taught by the client's faculty members and incorporates references and examples designed to remain relevant over extended periods of time. Online delivery of the content, combined with live, face-to-face instruction, provides us with rapid user feedback, which we then use to make ongoing corrections, modifications and improvements to the course content. Much of our new content development uses proven delivery platforms and is therefore primarily subject-specific in nature. As a result, a significant portion of content development costs qualify for capitalization on our consolidated balance sheets due to the focus of our development efforts on the unique subject matter of the content. Similar to on-campus programs offered by our clients, the online graduate degree programs that we enable offer numerous courses for each degree. We therefore capitalize our development costs on a course-by-course basis. As students must matriculate into a client program in order to take a course, revenues and identifiable cash flows are also measured at the client program level.

          We develop content on a course-by-course basis in conjunction with the faculty for each client program. The client and its faculty generally provide course outlines in the form of the curriculum, required text books, case studies and other reading materials, as well as presentations that are typically used in the on-campus setting. We are then responsible for, and incur all of the expenses related to, the conversion of the materials provided by the client into a format suitable for delivery through our cloud-based technology platform.

          Content development costs that qualify for capitalization are third-party direct costs, such as videography, editing and other services associated with creating digital content. Additionally, we capitalize internal payroll and payroll-related costs incurred to produce and create videos and other digital content utilized in the clients' programs for delivery via our platform. Costs related to our general and administrative functions are not capitalizable and are expensed as incurred. We no longer capitalize content development costs once the content has been fully developed by both us and our client, at which time we begin to amortize the capitalized content development costs. We amortize these costs using the straight-line method over the estimated useful life of the respective capitalized content program, which is generally five years.

  Stock-Based Compensation

          Stock options awarded to employees, directors and non-employee third parties are measured at fair value at each grant date. We consider what we believe to be comparable publicly traded companies, discounted free cash flows, and an analysis of our enterprise value in estimating the fair value of our common stock. For awards subject to service-based vesting conditions, we recognize compensation expense on a straight-line basis over the requisite service period of the option award, adjusted for estimated forfeitures. Options subject to service-based vesting generally vest at various times from the date of the grant, with most options vesting in tranches, generally over a period of four years.

          Some of the stock options granted during the year ended December 31, 2012 were subject to both performance and service-based vesting conditions. We recognize compensation expense using an accelerated recognition method for awards subject to performance-based vesting conditions when it is probable that the performance condition will be achieved.

  Determination of the Fair Value of Stock-Based Compensation Grants

          The determination of the fair value of stock-based compensation arrangements is affected by a number of variables, including estimates of the fair value of our common stock, expected stock price volatility, risk-free interest rate and the expected life of the award. We value stock options using the Black-Scholes-Merton option-pricing model, which was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Black-Scholes-Merton and other option valuation models require the input of subjective assumptions. The following summarizes the assumptions used for estimating the fair value of stock options granted to employees for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Risk-free interest rate	1.1% - 2.7%	0.8% - 1.1%	0.9% - 2.0%
Expected life (in years)	5.71 - 6.49	5.65 - 6.15	5.54 - 6.31
Expected volatility	54% - 57%	57% - 61%	55% - 58%
Dividend yield	0%	0%	0%
Weighted average grant date fair value	$1.76	$1.91	$4.58

          We have assumed no dividend yield because we do not expect to pay dividends for the foreseeable future, if at all, which is consistent with our history. The risk-free interest rate assumption is based on observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options.

          Our estimate of pre-vesting forfeitures, or the forfeiture rate, is based on historical behavior by stock option holders. The estimated forfeiture rate is applied to the total estimated fair value of the awards, as derived from the Black-Scholes-Merton model, to compute the stock-based compensation expense, net of pre-vesting forfeitures, to be recognized in our consolidated statements of operations.

          Based upon an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of December 31, 2013 was $          million, of which $          million related to vested options and $          million related to unvested options.

  Determination of the Fair Value of Common Stock on Grant Dates

          We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Internal Revenue Code of 1986, as amended, related regulations issued by the Internal Revenue Service and accounting standards related to stock-based compensation, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various grant dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," also known as the Practice Aid. We performed these contemporaneous valuations as of April 1, 2011, April 4, 2012, July 31, 2012, May 31, 2013, September 30, 2013, November 30,

2013 and December 31, 2013. In conducting the contemporaneous valuations, we used relevant information available to us and considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management's best estimate of our business condition, prospects and operating performance at each valuation date. The relevant information leveraged and significant factors, assumptions and methodologies used included:

  •
  independent third-party valuations performed contemporaneously or before the grant date, as applicable;

  •
  the fact that we are a privately-held technology company and our common stock is illiquid;

  •
  the nature and history of our business;

  •
  our historical financial performance;

  •
  our discounted future cash flows, based on our projected operating results;

  •
  valuations of comparable public companies;

  •
  the potential impact on common stock of liquidation preference rights of redeemable convertible preferred stock under different valuation scenarios;

  •
  recent issuances of our redeemable convertible preferred stock;

  •
  recent sales of our common stock;

  •
  general economic conditions and the specific outlook for our industry;

  •
  the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions, or remaining a private company; and

  •
  the state of the IPO market for similarly situated privately-held technology companies.

          The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management's estimates have been based on the most recent contemporaneous valuation of our shares of common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included our stage of development, our operating and financial performance, current business conditions, recent transactions of our securities and the market performance of comparable publicly traded companies.

          There are significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share could have been significantly different.

  Common Stock Valuation Methodologies

          Up to and including the independent valuation performed as of April 4, 2012, we prepared our common stock valuations utilizing the Option Pricing Method, or OPM. In the OPM, the value of our common stock and our redeemable convertible preferred stock are estimated as call options on the enterprise value, with exercise prices based on the respective liquidation preferences of each series of the redeemable convertible preferred stock. Under the OPM, our common stock has value only if the funds available for distribution to common stockholders exceed the value of the liquidation preference of our redeemable convertible preferred stock at the time of the liquidity event. The characteristics of each class of stock, including the conversion ratio and any liquidation preferences of the redeemable convertible preferred stock, determine the class of stock's claim on the enterprise value. Essentially, the rights of the common stockholders are equivalent to a call option on any value above the redeemable convertible preferred stockholders' liquidation preferences. Thus, our common stock can be valued by estimating the value of its portion of each of these call option rights. The OPM, as applied under the Black-Scholes-Merton model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

          Beginning with the independent valuation performed as of July 31, 2012, as greater certainty developed regarding a possible liquidity event, we changed the methodology for allocating our enterprise value from the OPM to the Hybrid Method, which incorporates the probability-weighted expected return method, or PWERM, and the OPM. The Hybrid Method includes estimating the probability-weighted enterprise value under multiple scenarios, while using an OPM to then allocate the enterprise value to the various classes of securities within the non-IPO scenarios to reflect the full distribution of possible non-IPO outcomes. We considered the Hybrid Method to be a more appropriate model of non-IPO scenarios due to uncertainty regarding the timing or likelihood of specific alternative exit events if we do not complete an IPO. Under the Hybrid Method, once the portion of the enterprise value allocated to the common shares has been determined, the per share value is then discounted to its present value based on the expected timing of the liquidity event. The common share value is also multiplied by an estimated probability for each scenario evaluated in the Hybrid Method. We determined the probability and timing of two future exit scenarios, an IPO and a strategic merger or sale, based on discussions between our board of directors and our management team.

          Market Approach for Estimating Enterprise Value.    Under the Practice Aid, the market approach uses similar guideline companies in the marketplace or guideline companies effecting recent sales of securities to determine an implied valuation of the company based upon the price of the securities. When using the guideline company method of the market approach in determining the fair value of our common stock, we identified companies similar to our business and used these guideline companies to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in similar industries, companies we believed investors would perceive as similar to us based on economic and financial measures, and businesses that we believed entail a similar degree of investment risk. When using the similar transaction methodology of the market approach in determining the fair value of our common stock, we used publicly disclosed data from arm's-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures were then applied to our applicable operating data to create an indication of total equity value. When using the recent securities transaction method of the market approach in determining the fair value of our common stock, we identified recent transactions of our securities to determine an implied valuation of our total equity value based on the price of the securities.

          For our independent valuations as of April 1, 2011 and April 4, 2012, we used recent sales of our redeemable convertible preferred stock as the primary driver in determining the fair value of our common stock. We used the guideline company method of the market approach as part of determining the fair value of our common stock under the IPO and sale scenarios in the July 31, 2012 independent valuation and all subsequent independent valuations. As an input for each of the independent valuations completed at these dates, we performed a discrete assessment of publicly traded comparable companies, including companies that had recently completed initial public offerings, to ensure that we had a representative sample of guideline companies upon which to base the valuations. The guideline companies we used in the market approach for each of these valuations were the same companies we used to estimate our expected volatility for purposes of determining our stock-based compensation expense related to stock options granted during this period. In addition, we performed a discrete assessment of recent security transactions upon which to base the valuations.

          Income Approach for Estimating Enterprise Value.    For the income approach, as described by the Practice Aid, we used the discounted free cash flow method, which is based on the premise that equity value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of the business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows.

          We used the income approach as part of determining the fair value of our common stock under the IPO scenario beginning with our July 31, 2012 independent valuation and all subsequent independent valuations.

  Option Grants

          The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Grant Date Fair Value per Share
January 25, 2012	472,500	$3.08	$3.08
February 15, 2012	425,000	3.08	3.08
February 28, 2012	316,601	3.08	3.08
March 6, 2012	180,000	3.08	3.08
April 30, 2012	200,000	3.08	3.08
May 15, 2012	155,150	3.14	3.14
July 13, 2012	95,000	3.14	3.14
October 3, 2012	407,500	5.75	5.75
November 7, 2012	7,500	5.75	5.75
January 17, 2013	247,500	5.75	6.73
January 31, 2013	120,000	5.75	6.81
May 8, 2013	638,500	5.75	7.37
November 26, 2013	423,500	8.45	9.43
December 19, 2013	175,000	8.45	9.68
January 30, 2014	45,000	9.50		(1)

(1)
On January 30, 2014, our board of directors finalized the exercise prices of options to purchase 45,000 shares initially approved on November 26, 2013. Therefore, the grant date of this option for accounting purposes is January 30, 2014. As of the date of this filing, we have not yet completed the estimation of the fair value of our common stock as of January 30, 2014.

          The grant dates in the table above represent accounting grant dates at which all of the accounting prerequisites had been met in order to issue the stock options and all terms had been communicated to stock option recipients. Significant factors contributing to the determination of common stock fair value at the date of each grant beginning in fiscal year 2012 were as follows:

          January, February, March and April 2012 Stock Option Grants.    Our board of directors granted options to purchase an aggregate of 1,594,101 shares of common stock between

January 25, 2012 and April 30, 2012, in each case with an exercise price per share of $3.08. In estimating the fair value of our common stock to set the exercise price of the options as of these grant dates, the board of directors reviewed and considered an independent valuation report for our common stock as of April 1, 2011. The independent valuation report estimated a fair value of $3.08 for our common stock as of April 1, 2011. Our board of directors determined that there were no significant factors affecting the value of our common stock that had occurred between April 1, 2011 and each of these grant dates.

          The primary valuation considerations and assumptions for the April 1, 2011 valuation were:

  •
  our issuance of Series C redeemable convertible preferred stock in March 2011 at a price of $7.34 per share;

  •
  a risk-free interest rate of 2.24%;

  •
  an expected volatility rate of 52% based on historical trading volatility for our comparable guideline companies;

  •
  a lack of marketability discount rate of 33%; and

  •
  anticipated timing of a liquidity event of 5 years from the valuation date.

          May and July 2012 Stock Option Grants.    Our board of directors granted options to purchase 250,150 shares of common stock between May 15, 2012 and July 13, 2012, in each case with an exercise price per share of $3.14. In estimating the fair value of our common stock to set the exercise price of the options as of these grant dates, the board of directors reviewed and considered an independent valuation report for our common stock as of April 4, 2012. The independent valuation report estimated a fair value of $3.14 for our common stock as of April 4, 2012. Our board of directors determined that there were no significant factors affecting the value of our common stock that had occurred between April 4, 2012 and each of these grant dates.

          The primary valuation considerations and assumptions for the April 4, 2012 valuation were:

  •
  our issuance of Series D redeemable convertible preferred stock in March 2012 at a price of $7.81 per share;

  •
  a risk-free interest rate of 0.53%;

  •
  an expected volatility rate of 45% based on historical trading volatility for our comparable guideline companies;

  •
  a lack of marketability discount rate of 23%; and

  •
  anticipated timing of a liquidity event of 2.8 years from the valuation date.

          The increase in the estimated fair value of our common stock from $3.08 per share as of April 30, 2012 to $3.14 per share as of May 15, 2012 was primarily due to the following:

  •
  increased fair value assigned to our company by external investors as demonstrated by the issuance of the Series D redeemable convertible preferred stock; and

  •
  a reduction in the lack of marketability discount applied given the shortened anticipated timing of a possible liquidity event.

          October and November 2012 Stock Option Grants.    Our board of directors granted options to purchase an aggregate of 415,000 shares of common stock between October 3, 2012 and November 7, 2012, in each case with an exercise price per share of $5.75. In estimating the fair value of our common stock to set the exercise price of the options as of these grant dates, the board of directors reviewed and considered an independent valuation report for our common stock as of July 31, 2012. The independent valuation report estimated a fair value of $5.75 for our common stock as of July 31, 2012. Our board of directors determined that there were no significant factors affecting the value of our common stock that had occurred between July 31, 2012 and these grant dates.

          The primary valuation considerations and assumptions for the July 31, 2012 valuation were:

  •
  The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were as follows:

Scenario	Probability	Valuation Method
IPO	20%	Income and Market
OPM	80%	Market

    In determining the probabilities, the board of directors observed that the IPO market was improving during the first half of 2012, particularly within the technology sector and for companies of similar size and scale to us, and believed that an IPO by the end of 2014 was becoming a possibility. Other possible liquidity event scenarios, such as a strategic merger or sale, were modeled collectively using the OPM due to uncertainties in their timing;

  •
  the sale of common stock and series A redeemable convertible preferred stock to an unrelated third party by a former company executive and other shareholders in July 2012, at a price of $7.58 per share for the common stock and $7.58 per share for the Series A redeemable convertible preferred stock;

  •
  a weighted average cost of capital of 21.6%, which was used as the discount rate for the income approach;

  •
  a lack of marketability discount rate of 25%;

  •
  a risk-free interest rate of 0.23%;

  •
  an expected life, or time until a liquidity event, of 2.0 years;

  •
  an expected volatility yield of 55% based on historical trading volatility for our comparable guideline companies; and

  •
  a dividend yield of 0%.

          The increase in the estimated fair value of our common stock from $3.14 per share as of July 13, 2012 to $5.75 per share as of October 3, 2012 was primarily due to the following:

  •
  greater probability assigned to the IPO scenario;

  •
  increased fair value assigned to our company by external investors as demonstrated by the recent sale of common stock to an unrelated third party;

  •
  increased market valuations of the guideline companies used in determining total equity value; and

  •
  improvement in overall macroeconomic conditions.

          January and May 2013 Stock Option Grants.    Our board of directors granted options to purchase 1,006,000 shares of common stock between January 17, 2013 and May 8, 2013 with an exercise price per share of $5.75. At the time of this grant, we believed overall market conditions had not changed significantly since July 31, 2012. Therefore, the board of directors considered the prior independent valuation report for our common stock as of July 31, 2012, which estimated a fair value for our common stock of $5.75 as of July 31, 2012. Subsequently, we obtained an updated independent valuation report for our common stock as of May 31, 2013. The independent valuation report estimated a fair value for our common stock of $7.50 as of May 31, 2013. In light of the updated valuation, we used a linear interpolation approach for financial accounting purposes to arrive at a per share fair value for accounting purposes. Based on the linear interpolation, we established a per share fair value of $6.73, $6.81 and $7.37 as of January 17, 2013, January 31, 2013 and May 8, 2013, respectively.

          The primary valuation considerations and assumptions for the May 31, 2013 valuation were:

  •
  The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were as follows:

Scenario	Probability	Valuation Method
IPO	50%	Income and Market
OPM	50%	Market

    In determining the probabilities, the board of directors considered the continued stability in the IPO markets in 2013, particularly within the technology sector and for companies of similar size and scale to us, and believed that an IPO occurring as early as the third quarter of 2014 was now a possibility. Other possible liquidity event scenarios, such as a strategic merger or sale, were modeled collectively using the OPM due to uncertainties in their timing;

  •
  a weighted average cost of capital of 20.48%, which was used as the discount rate for the income approach;

  •
  a lack of marketability discount rate of 25%;

  •
  a risk-free interest rate of 0.10%;

  •
  an expected life, or time until a liquidity event, of 1.2 years;

  •
  an expected volatility yield of 55% based on historical trading volatility for our comparable guideline companies; and

  •
  a dividend yield of 0%.

          The increase in the estimated fair value of our common stock from $5.75 per share as of July 31, 2012 to $7.50 per share as of May 31, 2013 was primarily due to the following:

  •
  greater probability assigned to the IPO scenario; and

  •
  closer proximity of an anticipated IPO date.

          November 2013 Stock Option Grants.    Our board of directors approved option grants to purchase 248,500 and 175,000 shares of common stock on October 1, 2013 and October 4, 2013, respectively, each with an exercise price per share to be based upon an independent valuation report for our common stock as of September 30, 2013. On November 26, 2013, the board of directors received and reviewed the independent valuation report for our common stock as of September 30, 2013, which estimated a fair value of $8.45 for our common stock as of September 30, 2013. Therefore, the grant date of these options for accounting purposes is November 26, 2013. Subsequently, we obtained an updated independent valuation report for our common stock as of November 30, 2013. The independent valuation report estimated a fair value for our common stock of $9.50 as of November 30, 2013. In light of the updated valuation, we used a linear interpolation approach for financial accounting purposes to arrive at a per share fair value for accounting purposes. Based on the linear interpolation, we estimated a per share fair value of $9.43 as of November 26, 2013.

          The primary valuation considerations and assumptions for the September 30, 2013 valuation were:

  •
  The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were the same as in the May 2013 valuation;

  •
  a weighted average cost of capital of 19.7%, which was used as the discount rate for the income approach;

  •
  a lack of marketability discount rate of 20%;

  •
  a risk-free interest rate of 0.10%;

  •
  an expected life, or time until a liquidity event, of 0.8 years;

  •
  an expected volatility yield of 50% based on historical trading volatility for our comparable guideline companies; and

  •
  a dividend yield of 0%.

          The increase in the estimated fair value of our common stock from $7.37 per share as of May 8, 2013 to $8.45 per share as of September 30, 2013 was primarily due to the following:

  •
  closer proximity of an anticipated IPO date; and

  •
  a lower lack of marketability discount resulting from the closer proximity of the estimated IPO date.

          December 2013 Stock Option Grant.    On December 19, 2013, our board of directors finalized the vesting terms of an option to purchase 175,000 shares, with an exercise price of $8.45 per share, that was initially approved on October 4, 2013 based on the September 30, 2013 valuation. Therefore, the grant date of this option for accounting purposes is December 19, 2013. Subsequently, we obtained an updated independent valuation report for our common stock as of December 31, 2013. The independent valuation report estimated a fair value for our common stock of $9.80 as of December 31, 2013. In light of the updated valuation, we used a linear interpolation approach, based on the independent valuations as of November 30, 2013 and December 31, 2013, each described below, to arrive at a per share fair value for accounting purposes of $9.68 as of December 19, 2013.

          The primary valuation considerations and assumptions for the November 30, 2013 valuation were:

  •
  The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were as follows:

Scenario	Probability	Valuation Method
IPO	60%	Income and Market
OPM	40%	Market

    In determining the probabilities, the board of directors considered the continued stability in the IPO markets in 2013, particularly within the technology sector and for companies of similar size and scale to us, and believed that an IPO occurring as early as the third quarter of 2014 was still a possibility. Other possible liquidity event scenarios, such as a strategic merger or sale, were modeled collectively using the OPM due to uncertainties in their timing;

  •
  a weighted average cost of capital of 17.9%, which was used as the discount rate for the income approach;

  •
  a lack of marketability discount rate of 15%;

  •
  a risk-free interest rate of 0.11%;

  •
  an expected life, or time until a liquidity event, of 0.7 years;

  •
  an expected volatility yield of 45% based on historical trading volatility for our comparable guideline companies; and

  •
  a dividend yield of 0%.

          The increase in the estimated fair value of our common stock from $8.45 per share as of September 30, 2013 to $9.50 per share as of November 30, 2013 was primarily due to the following:

  •
  greater probability assigned to the IPO scenario; and

  •
  a lower lack of marketability discount resulting from the closer proximity of the estimated IPO date.

          The primary valuation considerations and assumptions for the December 31, 2013 valuation were:

  •
  The liquidity event scenario probabilities and valuation approach used for determining the fair value of our common stock, which were as follows:

Scenario	Probability	Valuation Method
IPO	65%	Income and Market
OPM	35%	Market

    In determining the probabilities, the board of directors considered the continued stability in the IPO markets and an increasing confidence that we would be able to complete an IPO by mid-2014;

  •
  a weighted average cost of capital of 18.1%, which was used as the discount rate for the income approach;

  •
  a lack of marketability discount rate of 15%;

  •
  a risk-free interest rate of 0.10%;

  •
  an expected life, or time until a liquidity event, of 0.6 years;

  •
  an expected volatility yield of 45% based on historical trading volatility for our comparable guideline companies; and

  •
  a dividend yield of 0%.

          The increase in the estimated fair value of our common stock from $9.50 per share as of November 30, 2013 to $9.80 per share as of December 31, 2013 was primarily due to the greater probability assigned to the IPO scenario.

          January 2014 Stock Option Grants.    On November 26, 2013, our board of directors approved option grants to purchase 45,000 shares of common stock, with exercise prices per share to be based upon an independent valuation report for our common stock as of November 30, 2013. On January 30, 2014, the board received and reviewed the independent valuation report for our common stock as of November 30, 2013, which estimated a fair value of $9.50 for our common stock as of November 30, 2013. Therefore, the grant date of these options for accounting purposes is January 30, 2014. In February 2014, we received an independent valuation report for our common stock as of January 31, 2014, which we are reviewing and considering in determining the estimated fair value per share of our common stock as of the January 30, 2014 grant date.

  Determination of Estimated Offering Price

          In             , 2014, we determined the estimated initial public offering price per share of this offering, as set forth on the cover page of this prospectus, to be between $         and $         per share. We note that, as is typical in IPOs, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions and estimates of our business potential.

  Income Taxes

          Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of the assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. We consider all positive and negative evidence relating to the realization of the deferred tax assets in assessing the need for a valuation allowance. We currently maintain a full valuation allowance against our deferred tax assets.

          We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We account for uncertainty in income taxes using a two-step approach for evaluating tax positions. Step one, recognition, occurs when we conclude that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Step two, measurement, determines the amount of benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur if we subsequently determine that a tax position no longer meets the more likely than not threshold of being sustained. We recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in our consolidated statements of operations.

Liquidity and Capital Resources

  Sources of Liquidity

          To date, we have funded our operations primarily through private placements of redeemable convertible preferred stock. We raised $31.5 million and $26.0 million from the sale of redeemable convertible preferred stock in 2011 and 2012, respectively.

          In 2012, we obtained a line of credit from Comerica Bank under which we were able to borrow up to $10.0 million. We never borrowed any amounts under this facility. On December 31, 2013, we entered into a new credit agreement with Comerica Bank which replaced our prior line of credit with a new revolving line of credit. Under this revolving line of credit, we may borrow up to $37.0 million from a syndicate of lenders including Comerica Bank and Square 1 Bank. Through the date of this prospectus, we have borrowed and repaid in full $5.0 million under this facility. Under this revolving line of credit, we have the option of borrowing funds subject to (i) a base rate, which is equal to 1.5% plus the greater of Comerica Bank's prime rate, the federal funds rate plus 1% or the 30 day LIBOR plus 1%, or (ii) LIBOR plus 2.5%. For amounts borrowed under the base rate, we may make interest-only payments quarterly, and may prepay such amounts with no penalty. For amounts borrowed under LIBOR, we may make interest-only payments in periods of one, two and three months and will be subject to a prepayment penalty if we repay such borrowed amounts before the end of the interest period.

          Borrowings under the line of credit are collateralized by all of our assets. The availability of borrowings under this credit line is subject to our compliance with reporting and financial covenants, including, among other things, that we achieve specified minimum three-month trailing revenue levels during the term of the agreement and specified minimum six-month trailing profitability levels for some of our client programs, measured quarterly. In addition, we are required to maintain a minimum adjusted quick ratio, which measures our short term liquidity.

          The covenants under the line of credit also place limitations on our ability to incur additional indebtedness or to prepay permitted indebtedness, grant liens on or security interests in our assets, carry out mergers and acquisitions, dispose of assets, declare, make or pay dividends, make capital expenditures in excess of specified amounts, make investments, loans or advances, enter into transactions with our affiliates, amend or modify the terms of our material contracts, or change our fiscal year. If we are not in compliance with the covenants under the line of credit, after any opportunity to cure such non-compliance, or we otherwise experience an event of default under the line of credit, the lenders may require repayment in full of all principal and interest outstanding. If we fail to repay such amounts, the lenders could foreclose on the assets we have pledged as collateral under the line of credit. We are currently in compliance with all such covenants.

  Working Capital

          The following table summarizes our cash and cash equivalents, accounts receivable, working capital and cash flows for the periods indicated:

	As of and for the Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cash and cash equivalents	$23,958	$25,190	$7,012
Accounts receivable	1,390	248	1,835
Working capital	12,597	15,794	(9,020)
Cash (used in) provided by:
Operating activities	(18,612)	(20,185)	(15,682)
Investing activities	(6,258)	(5,215)	(7,636)
Financing activities	32,260	26,632	5,140

          Our cash at December 31, 2013 was held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash is invested primarily in demand deposit accounts that are currently providing only a minimal return.

Cash Flows

  Operating Activities

          Cash used in operations for the years ended December 31, 2011, 2012 and 2013 resulted primarily from our net losses, which were largely a function of our program marketing and sales efforts, as well as technology and content development to launch new client programs, service and support personnel to support our growing program base, and the amount and timing of client payments.

          Because we recognize revenue and collect payments around the academic schedules of our clients' programs, and because these do not generally correlate with monthly or quarterly financial reporting calendars, we have experienced, and may continue to experience, large period-to-period changes in cash, accounts receivable and deferred revenue.

          For the year ended December 31, 2011, net cash used in operating activities of $18.6 million consisted of a net loss of $24.9 million, reduced by $2.4 million in non-cash expenses and a $3.9 million net cash inflow from changes in working capital. Non-cash items consisted primarily of depreciation and amortization expense of $1.6 million and non-cash stock compensation charges of $0.8 million. The increase in cash resulting from changes in working capital consisted primarily of an increase in accrued expenses and other current liabilities of $3.4 million due primarily to higher lead generation costs, an increase in deferred revenue of $2.1 million driven primarily by an increase in payments received in advance of the spring 2012 semester for one of our client programs, an increase in the rebate reserve of $0.6 million as certain students who enrolled in a specific client program became eligible to earn a rebate and an increase in the accrual for expected refunds of $0.5 million. These amounts were partially offset by a $1.3 million increase in accounts receivable driven by increased revenues during the year, a $1.0 million increase in advances to clients related to a new program launch and a $0.6 million increase in prepaid expenses.

          For the year ended December 31, 2012, net cash used in operating activities of $20.2 million consisted of a net loss of $23.1 million, reduced by $4.3 million in non-cash expenses and increased by a $1.4 million net cash outflow from changes in working capital. Non-cash expenses consisted primarily of depreciation and amortization expense of $2.9 million and non-cash stock compensation charges of $1.4 million. The decrease in cash resulting from changes in working capital consisted primarily of a $5.0 million decrease in deferred revenue as our clients' semesters concluded and a $0.3 million increase in prepaid expenses and related party receivables. These amounts were partially offset by a decrease in accounts receivable of $1.1 million driven by cash receipt timing differences, an increase in accounts payable of $1.3 million, an increase in the accrual for expected refunds of $0.2 million and an increase in accrued expenses and other current liabilities of $1.0 million related to increased program accruals as we supported a greater number of degree offerings.

          For the year ended December 31, 2013, net cash used in operating activities of $15.7 million consisted of a net loss of $28.0 million, reduced by $7.6 million in non-cash items and a $4.7 million net cash inflow from changes in working capital. Non-cash items consisted primarily of depreciation and amortization expense of $4.3 million and non-cash stock compensation charges of $2.4 million. The increase in cash resulting from changes in working capital consisted primarily of an increase in accrued expenses and other current liabilities of $5.0 million primarily due to higher program marketing cost accruals to support a greater number of client programs, partially offset by other net decreases of $0.3 million.

  Investing Activities

          For the years ended December 31, 2011, 2012 and 2013, net cash used in investing activities was $6.3 million, $5.2 million and $7.6 million, respectively. In each period, these expenditures were for equipment, internally developed software and content development and primarily supported the enhanced platform functionality associated with new client program launches.

  Financing Activities

          For the year ended December 31, 2011, net cash provided by financing activities was $32.3 million, of which $31.5 million came from the issuance of our Series C redeemable convertible preferred stock and $0.8 million came from the issuance of convertible debt.

          For the year ended December 31, 2012, net cash provided by financing activities was $26.6 million, of which $26.0 million came from the issuance of our Series D redeemable convertible preferred stock and $0.6 million came from the exercise of stock options.

          For the year ended December 31, 2013, net cash provided by financing activities was $5.1 million, of which $5.0 million came from the issuance of redeemable convertible preferred stock and $0.3 million came from the exercise of stock options. These proceeds were partially offset by $0.2 million used to repurchase shares of common stock from a former employee.

Operating and Capital Expenditure Requirements

          We believe that the net proceeds of this offering, together with our existing cash balances and available borrowing capacity under our revolving line of credit, will be sufficient to meet our minimum anticipated cash requirements through at least the next twelve months. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Contractual Obligations and Commitments

          When we enter into new program agreements with our clients, we sometimes commit to certain minimum staffing and spending amounts related to program marketing and sales activities. We believe we are currently in compliance with all such commitments.

          We also have non-cancelable operating leases for our office space and furniture and equipment.

          We have a $37.0 million line of credit from Comerica Bank and Square 1 Bank and have borrowed and repaid in full $5.0 million under this facility as of the date of this prospectus.

          The following table summarizes our obligations under non-cancelable operating leases at December 31, 2013. Future events could cause actual payments to differ from these estimates.

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$11,125	$2,513	$4,722	$3,151	$739

Total	$11,125	$2,513	$4,722	$3,151	$739

Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

          In July 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." This guidance provides financial statement presentation guidance on whether an unrecognized tax benefit must be presented as either a reduction to a deferred tax asset or separately as a liability. ASU No. 2013-11 will be effective for interim or annual periods beginning after December 15, 2013, which we will adopt as of January 1, 2014. The adoption of this guidance is not expected to have a material impact on our financial condition, results of operations or disclosures.

Quantitative and Qualitative Disclosures about Market Risk

          Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Our exposure to market risk related to changes in foreign currency exchange rates is deemed low as further described below. In addition, we do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described in the succeeding paragraphs.

  Interest Rate Risk

          We are subject to interest rate risk in connection with potential borrowings available under our $37.0 million bank line of credit procured in December 2013. Borrowings under the revolving line of credit bear interest at variable rates. Increases in the LIBOR or our lender's prime rate would increase the amount of interest payable on any borrowings outstanding under this line of credit. Through the date of this prospectus, we have borrowed and repaid in full $5.0 million under this line of credit.

  Foreign Currency Exchange Risk

          All of our current client contracts are denominated in U.S. dollars. Therefore, we have minimal, if any, foreign currency exchange risk with respect to our revenue.

          We have an office in Hong Kong for program marketing and student support and incur expenses related to its operations. The functional currency of this office is Hong Kong Dollars,

which exposes us to changes in foreign currency exchange rates. Hong Kong Dollar currency rates have historically been tied to the U.S. Dollar, however. In addition, because of the small size of our Hong Kong office and the relatively nominal amount of our expenses denominated in Hong Kong Dollars, we do not expect any material effect on our financial position or results of operations from fluctuations in exchange rates. However, our exposure to foreign currency exchange risk may change over time as business practices evolve, and if our exposure increases, adverse movement in foreign currency exchange rates could have a material adverse impact on our financial results.

Inflation

          We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Through our pricing model, we benefit from price increases implemented by our clients, and we continue to monitor inflation-driven cost increases in order to minimize their effects through productivity improvements and cost containment efforts. If our costs were to become subject to significant inflationary pressures, the price increases implemented by our clients, and our own pricing strategies, might not fully offset the higher costs. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Our Mission

          2U enables great colleges and universities to bring their programs online, allowing them to transform the way higher education is delivered. We believe that our cloud-based software-as-a-service platform allows our clients to reach students globally, enabling the education they provide to reach its highest potential so students can reach theirs.

Company Overview

          We are a leading provider of cloud-based software-as-a-service solutions that enable leading nonprofit colleges and universities to deliver their high quality education to qualified students anywhere. Our innovative online learning platform and bundled technology-enabled services provide the comprehensive operating infrastructure colleges and universities need to attract, enroll, educate, support and graduate their students. By leveraging our solutions, we believe our clients are able to expand their addressable markets while providing educational engagement, experiences and outcomes to their online students that match or exceed those of their on-campus offerings.

          Our clients deploy our platform to offer high quality educational content, instructor-led classes averaging ten students per session in a live, intimate and engaging setting, and a rich social networking experience, all accessible through proprietary web-based and mobile applications. This technology challenges every student to learn from the front row and every faculty member to engage students in new and innovative ways. We believe that our platform is flexible, easy to use, highly scalable and characterized by a high level of availability and security. Full course equivalent enrollments in our clients' programs grew from 14,099 during the twelve months ended December 31, 2011 to 31,338 during the twelve months ended December 31, 2013, representing a compound annual growth rate of 49%. We measure full course equivalent enrollments in our clients' programs by determining, for each of the courses offered during a particular period, the number of students enrolled in that course multiplied by the percentage of the course completed during the period. Any individual student may be enrolled in more than one course during a period. From our inception through December 31, 2013, a total of 8,540 unique individuals have enrolled as students in our clients' programs. By the time the last of these individuals graduate or leave our clients' programs, we estimate that they will have generated more than $475 million in total program tuition and fees for our clients.

          Our clients are leading nonprofit colleges and universities, and eight of our nine clients with whom we have contracted to offer 2U-enabled graduate programs were ranked by U.S. News and World Report among the top 75 undergraduate institutions in its 2014 National University Rankings. Through our uncompromising focus on quality and deep understanding of the higher education environment, we believe we have become not only a valued provider of the technology services our clients use to implement and manage their critical online education operations, but also a trusted steward of their brands.

          Our clients use our platform to offer full graduate degree programs online. Currently, eight well-recognized nonprofit colleges and universities offer graduate degrees through our platform, including the University of Southern California, Georgetown University, the University of North Carolina at Chapel Hill and the University of California, Berkeley. We have recently contracted with Syracuse University to offer a new graduate degree program in communications that we expect to launch in 2015, subject to the program receiving necessary university, state and accreditation approvals. We believe we have additional opportunities to extend our reach into the international, undergraduate and doctoral higher education markets.

          We believe that by delivering high quality degree programs and courses online using our platform, our clients can improve educational outcomes and career opportunities for a larger number of students, and by doing so, broaden the global reach of their brands while maintaining their academic rigor and admissions standards. By deploying our platform, clients give their students, who receive the same degree or credit as their on-campus counterparts and generally pay equivalent tuition, the option of pursuing their educations without potentially incurring the burden of moving, leaving existing employment or giving up family and community support networks. This can substantially reduce the total cost of obtaining a degree and lower a student's total debt burden. It can also allow students for whom relocating is not an option to obtain a higher quality education than they might be able to access in their local communities.

          We provide a suite of technology-enabled services, bundled with our platform, that are designed to promote adoption and usage of our software-as-a-service, or SaaS, solutions by clients and improve enrollment and retention of their students. We have primary responsibility for identifying qualified students for our clients' programs, generating potential student interest in the programs and driving applications to the programs. We have developed sophisticated digital marketing and student acquisition capabilities, and we work closely with our clients to help them create highly engaging multimedia instructional content for delivery on our platform. We also include other services that support the complete lifecycle of a higher education program or course, including facilitating in-program field placements and providing technical support. In addition, our platform provides clients with real-time data and deep analytical insight related to student performance and engagement, student and faculty satisfaction, and enrollment. We provide the significant domain expertise and operating capacity our clients require to scale and operate successfully in the online environment.

          Our client relationships are characterized by close, ongoing collaboration with faculty and administration, as well as a deep integration between our clients' academic missions and operations and our technology and services. Our compensation from our clients consists primarily of a specified share of the tuition and fees paid to our clients by students in the programs we enable, which we believe aligns our interests with those of our clients. This revenue model, combined with long contractual terms, enables us to make the investment in technology, integration, content production, program marketing, student and faculty support and other services necessary to create large, successful programs. In addition, our proprietary program-selection algorithm enables us to deploy capital with greater confidence as we can systematically identify programs that we believe have the highest probability of success for our clients.

          Our client contracts generally have initial terms between 10 and 15 years in length, and, since our inception, all of the clients that have engaged us remain active. A significant percentage of our annual revenue is related to students returning to our clients' programs after their first semester. In the twelve months ended December 31, 2013, 61% of our revenue was related to students who had enrolled and completed their first semester prior to the start of the year. Of revenue recognized after March 31, 2013, 76% was related to students who had enrolled and completed their first semester before that date. We believe this high percentage of revenues attributable to returning students contributes to the predictability and recurring nature of our business.

          We have achieved significant growth in a relatively short period of time. For the years ended December 31, 2011, 2012 and 2013, our revenues were $29.7 million, $55.9 million and $83.1 million, respectively. For the years ended December 31, 2011, 2012 and 2013, our net losses were $24.9 million, $23.1 million and $28.0 million, respectively, and our Adjusted EBITDA loss, a non-GAAP measure, was $22.5 million, $18.8 million and $21.2 million, respectively. For a reconciliation of Adjusted EBITDA loss to net loss, see "Selected Consolidated Financial Data—Adjusted EBITDA."

Market Opportunity

          The global higher education industry is undergoing a significant transition. Due primarily to macroeconomic conditions, public higher education institutions in the United States and other countries in recent years have faced decreased governmental financial support and increased volatility in graduate enrollment rates. At the same time, we believe the long-term growth prospects of the global higher education industry are strong, as governments, corporations and individuals around the world are increasingly recognizing the importance of education in a knowledge-based economy.

          In addition, technology, and online learning in particular, is reshaping how institutions deliver and individuals access education. Rising rates of internet penetration, the rapid proliferation of mobile devices and the growth in cloud-based services are broadening the accessibility of educational content and services as well as the potential reach of educational institutions. As a result, colleges and universities are rethinking their operational and business models, determining how to incorporate technology-enabled offerings into their long-term growth strategies and seeking cost-effective ways to expand their academic reach.

  Rising Global Demand for Postsecondary Education

          Higher education is a large and well-established market, both in the United States and worldwide. In the United States alone, total revenue for all degree-granting postsecondary institutions was over $550 billion for the 2010-2011 academic year, according to a May 2013 report by the U.S. National Center for Education Statistics. The decade between 2000 and 2010 saw a 37% increase in enrollment in postsecondary degree granting institutions in the United States, from 15.3 million to 21.0 million, according to the U.S. Department of Education, and that number is expected to rise to 23.8 million by 2021, a further increase of 13%.

  Rapid Growth in Online Education

          The market for online postsecondary education has grown more rapidly than the overall postsecondary market, driven by the increased acceptance of online programs among students, academic institutions and employers, and the greater flexibility and convenience of many online programs. To date, the primary users of online education have been students enrolled in for-profit institutions, which we do not view as our competitors or part of the same industry given our focus on enabling leading nonprofit colleges and universities to deliver their high quality degree programs and courses online.

          We believe that in the past many nonprofit institutions lacked confidence that online programs could offer sufficient quality to align with their brands, market reputations and academic standards. However, recent academic research, as well as our own experience, has shown that academic outcomes in online environments are generally equivalent to or better than those in traditional face-to-face environments. We also believe nonprofit institutions have been hesitant to adopt new initiatives given that they lacked the capital, technological expertise and marketing capabilities necessary to build significant online operations. However, as technology has improved and online education initiatives have become more prominent, nonprofit colleges and universities are considering online education as a means to increase enrollments cost-effectively. According to a 2012 survey conducted by the Babson Survey Research Group of Babson College, 69% of chief academic officers indicated that online learning is critical to their school's long-term strategy, up from less than 50% in 2002.

  Challenges Faced by Providers of Postsecondary Education

          During the period of transition, providers of higher education are facing three fundamental challenges. First, institutions recognize that the shift in education towards digital media is altering the competitive landscape. The internet is allowing new forms of instructional content and courses to proliferate, and education service providers who are unable to navigate the online environment and offer a compelling value proposition to students may cede market share to their competitors.

          Second, many institutions recognize that they do not possess the human or technological resources necessary to implement a successful online learning strategy. Scaling degree programs online requires robust technology platforms and support services, significant expertise in digital marketing and recruiting, and the ability to create highly engaging multimedia content. These are not competencies that colleges and universities have traditionally developed among their faculty and staff.

          Third, many institutions face increasing financial challenges that prevent them from investing more heavily in developing technology-based solutions. In the United States, funding and endowment returns have declined in recent years. For example, in 2012, total state support for higher education declined by 7.6%, according to an annual report from the State Higher Education Executive Officers Association. At the same time, the National Association of College and University Business Officers reported in 2013 that the average return on higher education endowments in 2012 was negative for the third time in five years. Given this environment, institutions of higher education are actively looking for ways to increase revenue, such as by raising tuition or increasing enrollment.

  Our Opportunity

          We believe that an increasing number of institutions of higher education globally will implement online learning strategies to extend their reach and remain relevant to the needs of students. We believe we have a significant opportunity to help leading nonprofit colleges and universities implement and scale high quality online degree programs, as well as protect and deliver on the promise of their brands. We believe that the transition of the higher education market to cloud-based online delivery is just beginning, and that we are uniquely positioned to capture market share by delivering compelling, value-producing services to these institutions. Our cloud-based SaaS solutions provide nonprofit colleges and universities with the ability to capitalize on the disruptive forces of online education while extending the academic reach of their programs. By doing so, our clients are able not only to fulfill their missions but also to develop significant new sources of revenue through meaningful additional enrollments.

Our Approach

          We provide a cloud-based SaaS platform and bundled technology-enabled services that enable leading nonprofit colleges and universities to deliver high quality online degree programs and courses. Our platform supports a wide range of university functions, such as enabling high quality educational content, instructor-led classes averaging ten students per session in a live, intimate and engaging setting, and a rich social networking experience, all accessible through proprietary web-based and mobile applications. We assist our clients in developing engaging, premium quality academic content that we host on our platform. Our platform also serves as a hub for student and faculty interaction, and incorporates a live, or synchronous, learning experience, with pre-produced, or asynchronous, educational content and dynamic social networking. Furthermore, we offer services that support the complete lifecycle of a higher education program or course, including attracting students, facilitating in-program field placements and providing technical support. Our clients retain control of, and responsibility for, admissions, financial aid, faculty, curriculum and the direct delivery of academic services such as teaching, grading and assessment. We integrate our platform with the various student information and other operating systems our clients use to manage functions within their institutions. In addition, our platform provides our clients with real-time data and deep analytical insight related to student performance and engagement, student and faculty satisfaction, and enrollment. We believe that our platform is flexible, easy to use, highly scalable and characterized by a high level of availability and security.

          Using our solutions, our clients can:

  •
  Extend Institutional Mission and Reach.  Our solutions enable clients to extend their brands and fulfill their missions by delivering high quality education programs online to students anywhere in the world while maintaining their academic rigor and admissions standards. Through our platform, clients are able to reach students who otherwise may not have been able to enroll in their programs, thereby furthering their marketplace recognition and extending their institutional presence beyond geographic limitations. By utilizing our solutions, one of our clients, a highly ranked institution that has traditionally drawn students primarily from its surrounding region, has graduated students who received instruction while residing in 47 states and 38 countries.

  •
  Increase Revenue.  Our solutions enable clients to increase their overall enrollments significantly, thereby growing their tuition revenue. Students who enroll in our clients' programs through our platform generally pay the same tuition as on-campus students. As of December 31, 2013, one client's online program had nearly twice the number of students enrolled in the client's comparable on-campus program.

  •
  Increase Scalability.  Our solutions allow clients to extend beyond their physical boundaries and capacity constraints to scale programs without the investment typically required to acquire, educate and service incremental on-campus students. Before launching its program with us, one of our clients had approximately 850 students in its on-campus degree programs, and that number remains approximately the same today. In December 2013, less than three years after launch, its online program had 545 students enrolled, increasing the client's total student population for this degree by over 60%. Our solutions also allow our clients to identify and employ highly qualified teaching faculty without geographic constraint.

  •
  Deliver a Differentiated, Engaging Learning Environment.  Our platform leverages advanced software technology to enable highly interactive learning experiences. Instructors are able to lead live, intimate discussions in seminar-style classes with an average of ten students per session. Students are able to access the full platform using proprietary web-based and mobile applications and engage with rich, multimedia-based educational content. We believe that this dynamic, interactive learning environment is more engaging and impactful than traditional educational environments or other approaches to online education, encouraging students to remain in our clients' programs through graduation. One of our clients graduated its first class of students in 2013 with a 100% graduation rate, and more than 95% of the students who have ever entered its online program have either graduated or remain currently enrolled.

  •
  Utilize Ongoing Data and Analytical Insight.  Our solutions enable clients to track the engagement and learning outcomes of students on our platform to a significantly greater degree than for their on-campus students. Through our analytics and reporting functions, clients can follow key data related to asynchronous student participation, class attendance, homework submission and overall engagement with the platform, and can provide timely intervention or support services as appropriate. This helps clients improve learning outcomes for their students.

  •
  Increase Speed to Market.  We bring technology and other capabilities that enable institutions to implement and scale an online degree program faster than they could on their own. We work closely with our clients' faculty to develop engaging asynchronous multimedia course content, and apply our sophisticated digital marketing expertise to attract potential students for our clients' programs. Our clients do not need to spend time installing servers, networking equipment or other infrastructure to ensure a scalable, reliable program offering.

Our Strengths

          We believe the following to be our key strengths:

  •
  Robust, Differentiated Software and Services Platform.  We believe our robust cloud-based SaaS platform coupled with our bundled technology-enabled services is highly differentiated in the marketplace. Our platform offers extensive features, high configurability, an intuitive user interface and the ability to support synchronous and asynchronous learning at scale. Our technology-enabled services are tightly integrated with our platform and together they provide a broad set of capabilities that would otherwise require the purchase of multiple, disparate point solutions.

  •
  Proven Track Record Delivering SaaS Solutions for Leading Higher Education Institutions.  We believe our track record of successful implementations for leading nonprofit colleges and universities, together with the trust we have built with clients, create a significant competitive advantage. Additionally, we regularly conduct Net Promoter Score® surveys with the faculty and students in each of our client programs. Net Promoter Score is a commonly used measure of customer loyalty and satisfaction. We believe that the favorable scores received from both groups demonstrate that we deliver our solutions in an effective and user-friendly manner.

  •
  Proprietary, Data-Driven Approach to Growth.  Through our experience launching and operating programs with leading nonprofit colleges and universities, we have developed a proprietary program-selection algorithm to drive the process for identifying new programs and clients. Our algorithm draws on a wide variety of data sets and is based on key market variables, including the existing market size of a degree, potential student demographics and client characteristics. We believe our approach to identifying potential growth opportunities enables us to systematically identify degrees at colleges and universities that we believe have the highest probability of success. Not only does it enable us to deploy capital with greater confidence, it also provides our clients with greater assurance of, and visibility into, program success.

  •
  Dedicated Focus on Quality.  We prioritize quality by employing a "white glove" service model. We are committed to delivering the technology and services required to ensure that every student and faculty member is fully supported throughout the life of each program. This model is designed to enable our clients to deliver academic programs that align with their brands and produce positive student outcomes, not only in educational achievement but also in terms of graduation rates and other key measures of success. It is also designed to support student satisfaction with, and retention in, our clients' programs. Through December 31, 2013, 82% of students who have ever entered our clients' programs have either graduated or remain enrolled.

  •
  Attractive Financial Model with Significant Predictability and Visibility.  We believe our financial model delivers significant operating leverage and visibility. Given the long-term nature of our contracts, which generally have 10 to 15 year initial terms, we are able to benefit from increasing enrollments in clients' programs as those programs mature, leading to both revenue growth and expanding operating margins. In addition, we believe the significant portion of our revenue that is typically attributable to returning students contributes to the predictability and recurring nature of our business.

Our Growth Strategy

          We intend to continue our industry leadership as a provider of cloud-based SaaS solutions that enable leading nonprofit colleges and universities to deliver education online. Our approach to growth is disciplined and focused on long-term success. The principal elements of our strategy are to:

  •
  Grow Our Client Base.  We intend to expand beyond our existing client base through two focused approaches:

•
Add Programs in New Academic Disciplines.  We believe there is a substantial opportunity for us to increase the size of our client base by adding graduate programs in new academic disciplines within our core market of selective colleges and universities. According to the U.S. Department of Education, during the 2011-2012 academic year, U.S. institutions of higher education offered graduate degrees in 1,000 separate disciplines. Of these disciplines, 140 had more than 1,000 graduates in that year.

•
Expand Within Existing Academic Disciplines.  We are also actively targeting new graduate-level clients in academic disciplines where we have existing programs. We believe this approach will enable us to leverage our program marketing investments across multiple client programs within specific academic disciplines, expanding the number of students who can access high quality educations and significantly decreasing student acquisition costs within those disciplines.

•
Increase Enrollment and Add Programs with Existing Clients.  We intend to continue to increase student enrollments within the existing programs we enable for our clients. We will seek to accomplish this by acquiring an increasing number of students for our clients' existing degree programs and by adding additional degree specialties within a program, as we have done at the University of Southern California and Georgetown University. We have also been able to expand our relationships with clients by adding degree programs at the same university, as we have at the University of Southern California, the University of North Carolina at Chapel Hill and The George Washington University.

•
Grow International, Undergraduate and Doctoral Presence.  We believe that there is significant market demand for our solutions as colleges and universities worldwide seek to extend their brands by accessing the growing global market for higher education. Our existing client programs serve students in over 50 countries. In addition, we believe there is a meaningful opportunity to provide high quality online education experiences to undergraduate students and to expand our graduate offerings into doctoral programs.

•
Continue to Innovate and Extend our Technological Leadership.  Our ability to deliver innovative technology for our clients has been central to our growth and success. We intend to increase the functionality of our platform and continue our investment in the development of new applications that extend our technological leadership.

Our Solutions

          Our solutions consist of our cloud-based SaaS platform and bundled technology-enabled services.

  Proprietary, Cloud-Based SaaS Platform

  Online Campus

          Our innovative online learning platform, Online Campus, enables our clients to offer high quality educational content together with instructor-led classes in a live, intimate and engaging setting, averaging ten students per session, all accessible through proprietary web-based and mobile applications. This virtual classroom experience is enhanced by extensive social networking capabilities that enable ongoing interaction and collaboration. Online Campus allows our clients to provide a personalized learning environment for faculty and students as well as a robust online educational community.

          Online Campus powers the following services:

•
Virtual, Live Classes and Groups.  Our platform enables a variety of live, small-group class sessions that are accessed online. Class sessions include a video feed of the instructor and each student, and each student has a "front row" seat in the virtual classroom. Our technology solutions enable instructors to simultaneously lead group discussions, customize the virtual classroom to their individual styles and display a variety of documents, images, charts, notes and videos. Through December 31, 2013, Online Campus has hosted approximately 97,000 live class sessions. Online Campus also enhances collaboration by allowing students to interact during class sessions using face-to-face online interaction, establish breakout groups for student discussion and group work and share projects onscreen for group feedback. A recording of every live class is permanently stored on our platform and made available to faculty and students for future reference. Additionally, our platform is available for students to collaborate in planned or ad hoc study or work groups, regardless of day or time.

•
Delivery of High Quality, Engaging Content.  Through Online Campus, we and our clients collaboratively create, publish and deliver video and other asynchronous content, interactive course lectures, individual and group assignments and assessments. We have developed technology solutions to augment our content delivery capabilities, including our Bi-Directional Learning Tool, a technology we initially created to facilitate the Socratic method of teaching law. This technology enhances interaction between a faculty member and students, both individually and as a group, by blending asynchronous content and real-time student responses in the online environment.

•
Dynamic Social Networking.  Online Campus provides an intuitive social interface that connects students to an extended network of faculty, other students, researchers and administrators who are a part of their university community. Some clients grant extended or lifelong access to Online Campus, so that their students are generally able to review course content and recorded class sessions from the courses they took. We provide users with fully customizable social profiles, multimedia postings and dynamic communication and notification tools designed to supplement the live classroom experience and promote meaningful relationships.

  Content Management System

          Our content management system enables us and our clients to author, review and deploy asynchronous content into their online programs. The content management system includes a set of project management and collaboration tools that allow clients to seamlessly integrate the work of faculty with that of our course production and content development staff.

  Application Processing Portal

          Our proprietary application system, known as the Online Application and Recommendation System, or OARS, automates the online application process for prospective students of our clients' programs. OARS is integrated with the primary marketing site for each program, directly funneling prospective students into each client's existing application process and providing automated workflow for that process. Additionally, our system automates faculty review and student notification to improve the efficiency of these processes.

  Customer Relationship Management

          We have developed customer relationship management deployments configured for each client's specific program characteristics. Each deployment serves as the data hub for scheduling, student acquisition, student application, faculty admissions review, enrollment and student support for each program. Our clients and our staff, as appropriate, can review, maintain and track this information to ensure that functions driven both by the client and by us are properly coordinated.

  Technology-Enabled Services Supporting Client Program Lifecycle

          We offer a comprehensive suite of technology-enabled services that support the complete lifecycle of a higher education program or course. These services include the following:

  •
  Content Development.  Our content development staff works closely with our clients' faculty in a collaborative process to produce high quality, engaging online coursework and content. We produce scripted and casual videos in studio and on location, transform static content into interactive materials and ultimately assemble customized online course materials for delivery through our Online Campus. While our clients retain control of and responsibility for the curricula, we work closely with them to present the content in a highly engaging manner.

  •
  Student Acquisition.  We provide dedicated technology-enabled program marketing services to drive applications for each client program. Our program-specific marketing teams develop creative assets, such as websites related to the fields of study of our clients' programs, and execute campaigns aimed at acquiring students cost-effectively. Our search engine optimization team supports our lead generation efforts across all of our clients' programs. Our campaigns are focused on finding the right prospective student at the right time in his or her search.

  •
  Dedicated "White Glove" Service.  High quality student and faculty support is a central pillar of our bundled service offering. We are committed to delivering the technology and services required to ensure that every student and faculty member is fully supported throughout the life of each program. Some of the key services we provide include:

•
Application Advising:  Our program-dedicated teams work with prospective students as they consider and apply to a client program. Once a student has submitted a completed application package through the OARS portal, it is routed to and reviewed by the university admissions office, which renders the final admission decision.

•
Student and Faculty Support:  We augment each student's academic experience by assigning a dedicated advisor to provide ongoing individualized non-academic support. We also provide a dedicated support team that supports and trains university administration and faculty on how to use Online Campus and other components of our platform to facilitate outstanding live instruction.

•
In-Program Student Field Placements:  Our field placement team is dedicated to securing field placement opportunities for students enrolled in our client programs. We work closely with faculty to identify and approve sites that meet curriculum requirements. To date, our placement team has facilitated more than 15,500 individual in-program field placements in approximately 10,000 organizations around the world.

•
State Authorization Services.  Each online program a client offers using our platform must comply with state authorization requirements in each state where the students enrolled in the program reside. We work with most of our clients to identify and satisfy state authorization requirements.

Technology

          Our cloud-based SaaS platform is designed to deliver an exceptional end-user experience in a secure environment. To increase the speed at which we develop and enhance our solutions, we use open-source technology and custom development of our own instructional design tools and learning components.

          Our technology stack resides completely in the cloud, with a high level of security and horizontal scalability. We work with Amazon Web Services, our cloud hosting provider, to ensure high levels of redundancy and general preparedness. We have the ability to manage hundreds of server instances in Amazon Web Services and elsewhere through our automated deployment technologies.

          Our application programming interface, or API, is at the core of all of our applications, providing a standardized way to provision, manage, engage and deliver content to students, faculty and administrators. The API supports advanced analytics that allow us to search and analyze student usage data to evaluate course content, inform continuous technology development and improve user experiences. The API manages authentication and access for our entire technology stack and is designed to manage and interface with new technologies as they are introduced.

          Our development process follows best practices in web security, including formal design reviews by operations security consultants, threat modeling and risk assessments. All deployed software undergoes recurring penetration testing performed by certified industry experts. Our security risk assessment reviews begin during the design phase and continue through ongoing operations.

          All of our applications and application components are designed from the ground up to produce significant, readable and interpretable data to centralized systems in the form of monitors and logs that allow us to proactively identify and mitigate potential capacity, performance and security issues. We design our platform to industry security standards as well as requirements set out in current applicable regulations and standards.

Program Marketing and Sales

          We dedicate the bulk of our program marketing and sales efforts to acquiring students for our clients' programs, and have developed highly sophisticated internet-based program marketing and student acquisition capabilities. At December 31, 2013, we had 265 full-time employees in our program marketing and sales function.

          Our model is not dependent on launching a large number of new programs per year, either with new or existing clients. Accordingly, we do not maintain a sales force targeted at new client or program acquisition. Rather, our new clients and programs are largely generated through a direct approach by our senior management to selected colleges and universities. We use a proprietary program selection algorithm to develop our pipeline of target clients. This data-centric model uses internally generated, publicly available and purchased data on market size, selectivity, student demographics, competition and other factors to identify combinations of colleges and universities and programs we believe will have the best prospects of long-term success.

Clients

          The following table sets forth our clients' graduate degree programs that we currently enable and their respective program launch dates:

College/University	Current Degree(s)	Program Launch Date
University of Southern California — Rossier School of Education	Master of Arts in Teaching Master of Arts in Teaching, TESOL Master of Education in Advanced Instruction	April 2009
University of Southern California — School of Social Work	Master of Social Work	October 2010
Georgetown University — School of Nursing and Health Studies	Master of Science in Nursing	March 2011
University of North Carolina at Chapel Hill — Kenan-Flagler Business School	Master of Business Administration	July 2011
Washington University in St. Louis — School of Law	Master of Laws in U.S. Law	January 2013
University of North Carolina at Chapel Hill — School of Government	Master of Public Administration	January 2013
The George Washington University — School of Public Health and Health Services	Master of Public Health	June 2013
American University — School of International Service	Master of Arts in International Relations	May 2013
Simmons College — School of Nursing and Health Sciences	Master of Science in Nursing(1)	October 2013
University of California, Berkeley — School of Information	Master of Information and Data Science	January 2014

          In addition, the following table sets forth our clients' degree programs that we expect to launch in the remainder of 2014 and 2015:

College/University	Degree(s)	Expected Program Launch Date
The George Washington University — School of Public Health and Health Services	Executive Master of Health Administration	April 2014
Simmons College — School of Social Work	Master of Social Work	July 2014
Simmons College — School of	Bachelor of Science in Nursing(2)	October 2014
Nursing and Health Sciences	Master of Science in Nursing(2)	October 2014
Syracuse University — S.I. Newhouse School of Public Communications	Master of Communication	2015(3)

(1)
For candidates holding a Bachelor of Science in Nursing degree.

(2)
For candidates holding an Associate Degree in Nursing.

(3)
Subject to the program receiving necessary university, state and accreditation approvals.

          In addition, we are piloting a program supporting a consortium of U.S. and international universities offering online undergraduate courses to their students for credit.

          Our client contracts generally have initial terms of 10 to 15 years and do not permit either party to terminate for convenience. Most contracts impose liquidated damages for a client's non-renewal, unless the client otherwise terminates due to our uncured breach. We own most of the leads we generate for each of our client's programs. Each of our clients owns all of the academic content that we help them develop, although we are generally not obligated to develop content that will be functional anywhere but on our platform.

          Our contracts also set forth the parties' respective rights to offer competitive programs. For example, some contracts permit us to offer competitive programs with other schools whose potential students are not academically qualified or otherwise interested in the program we offer with our client. Other contracts prohibit us from offering competitive programs with a specific list of schools, whether a certain number as listed on U.S. News & World Report's "best" schools list or a specifically enumerated list of schools negotiated with our client. One contract does not restrict our ability to offer competitive programs. In addition, any limitation on our ability to offer competitive programs becomes inapplicable if a client either refuses to scale the program to accommodate all students qualifying for admission into the program, or raises the program admissions standards above those at the time of contract execution. In addition, our contracts generally prohibit our clients from offering any online competitive program.

          Our two longest running programs, launched in 2009 and 2010, are with the University of Southern California, or USC. For the years ended December 31, 2011, 2012 and 2013, 94%, 78% and 69%, respectively, of our revenue was derived from these two programs. We expect USC will continue to account for a large portion of our revenue until our other client programs become more mature and achieve significantly higher enrollment levels.

          We have contracts with the USC Rossier School of Education, or Rossier, to enable a Master of Arts in Teaching program, or MAT program, and with the USC School of Social Work to enable a Master of Social Work program. Under our contracts with each of Rossier and the School of Social Work, we are entitled to a specified percentage of the net program proceeds. With Rossier, we are eligible for an increased percentage of net program proceeds if the net program proceeds exceed a specified level. We advanced funds to Rossier to help fund the startup of the MAT program, and these advanced amounts were subject to recoupment against portions of the net program proceeds under specified conditions. These two contracts each provide for an initial term of ten years, automatic renewal for successive three-year terms unless either party gives one-year notice of non-renewal, and liquidated damages if Rossier or the School of Social Work, as the case may be, fails to renew its respective contract after any term. Both contracts include a mutual restriction from developing competitive programs during the term of the contract, subject to specified exceptions. These exceptions include our development of programs that target students who may not otherwise be qualified for acceptance into the applicable program. These exclusivity obligations may be terminated or limited under specified circumstances.

          Our program with the Georgetown University School of Nursing and Health Studies accounted for 15% and 16% of our revenue for the years ended December 31, 2012 and 2013, respectively.

Competition

          The overall market for technology solutions that enable higher education providers to deliver education online is highly fragmented, rapidly evolving and subject to changing technology, shifting needs of students and educators and frequent introductions of new methods of delivering education online. Several competitors provide solutions that compete with some of the capabilities of our platform. Two such competitors, EmbanetCompass and Deltak, were acquired in 2012 by Pearson and John Wiley & Sons, respectively, both of which are large education and publishing companies. There are also several new and existing vendors providing some or all of the services we provide to other segments of the education market, and these vendors may pursue the institutions we target. In addition, nonprofit colleges and universities may elect to continue using or develop their own online learning solutions in-house.

          We expect that the competitive landscape will change as the market for online college programs at nonprofit institutions matures. We believe the principal competitive factors in our market include the following:

  •
  brand awareness and reputation;

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  robustness of technology offering;

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  breadth and depth of service offering;

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  ability to invest in program start-up costs;

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  expertise in program marketing, student acquisition and student retention;

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  quality of user experience;

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  ease of deployment and use of solutions;

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  level of customization, configurability, security, scalability and reliability of solutions; and

  •
  quality of client base and track record of performance.

          We believe we compete favorably on the basis of these factors. Our ability to remain competitive will depend, to a great extent, upon our ability to consistently deliver high quality technology solutions, meet client needs for content development, and acquire, support and retain students.

Intellectual Property

          We protect our intellectual property by relying on a combination of copyrights, trademarks, trade secrets, patent applications, domain names and contractual agreements. For example, we rely on trademark protection in the United States and various foreign jurisdictions to protect our rights to various marks, including 2U, and other distinctive logos associated with our brand. We also have one patent application pending in the United States, which is directed to computer-implemented processes that facilitate asynchronous student responses to teacher questions, which is a process we use in our Bi-Directional Learning Tool, a technology we initially created to facilitate the Socratic method of teaching law.

          We ensure that we own intellectual property created for us by signing agreements with employees, independent contractors, consultants, companies, and any other third party that creates intellectual property for us that assign any intellectual property rights to us.

          Portions of our platform rely upon third-party licensed intellectual property.

          We have also established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements with employees, independent contractors, consultants and companies with which we conduct business.

          We continue to evaluate developing and expanding our intellectual property rights in patents, trademarks and copyrights, as available through registration in the United States and internationally.

          For important additional information related to our intellectual property position, please review the information set forth in "Risk Factors — Risks Related to Intellectual Property."

Education Laws and Regulations

          The higher education industry is heavily regulated. Institutions of higher education that award degrees and certificates to signify the successful completion of an academic program are subject to regulation from three primary entities: the U.S. Department of Education, or DOE, accrediting agencies and state licensing authorities. Each of these entities promulgates and enforces its own laws, regulations and standards, which we refer to collectively as education laws.

          We contract with postsecondary institutions that are subject to education laws. In addition, we ourselves are required to comply with certain education laws as a result of our role as a service provider to institutions of higher education, either directly or indirectly through our contractual arrangements with clients. Our failure, or that of our clients, to comply with education laws could adversely impact our operations. As a result, we work closely with our clients to maintain compliance with education laws.

  Federal Laws and Regulations

          Under the Higher Education Act of 1965, as amended, or the HEA, institutions offering postsecondary education must comply with certain laws and related regulations promulgated by the DOE in order to participate in the Title IV federal student financial assistance programs. All of our clients participate in the Title IV programs.

          The HEA and the regulations promulgated thereunder are frequently revised, repealed or expanded. Congress historically has reauthorized and amended the HEA in regular intervals, approximately every five to six years, with the next re-authorization process expected to formally begin in 2014.

          The 2014 re-authorization of the HEA could alter the regulatory landscape of the higher education industry, and thereby impact the manner in which we conduct business and serve our clients. In addition, the DOE is independently conducting an ongoing series of rulemakings intended to assure the integrity of the Title IV programs. The DOE also frequently issues formal and informal guidance instructing institutions of higher education and other covered entities how to comply with various federal laws and regulations. DOE guidance is subject to frequent change and may impact our business model.

          Although we are not considered an institution of higher education and we do not directly participate in Title IV programs, we are required to comply with certain regulations promulgated by the DOE as a result of our role as a service provider to institutions that do participate in Title IV programs. These include, for example, regulations governing student privacy under Family Educational Rights and Privacy Act, or FERPA. The most material obligations stem from new rules and revisions to existing regulations promulgated by the DOE in 2010 as part of the so-called "program integrity" rules.

          While the program integrity rules were targeted at for-profit institutions of higher education, most apply equally to traditional colleges and universities such as our clients, and they apply in particular to institutions contracting with outside vendors to provide services, particularly in connection with distance education. These rules include principally the incentive compensation rule, the misrepresentation rule, the written arrangements rules and state authorization requirements. Many of the program integrity rules were subsequently challenged, but survived, largely intact, in 2012 in a decision issued by the U.S. Court of Appeals for the District of Columbia, Association of Private Sector Colleges and Universities v. Duncan. The more significant program integrity rules applicable to us or our clients are discussed in further detail below.

  Incentive Compensation Rule

          The HEA provides that any institution that participates in the Title IV federal student financial assistance programs must agree with the DOE that the institution will not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruiting or admission activities.

          As part of the program integrity rules, the DOE issued revised regulations regarding incentive compensation effective July 1, 2011. Under the revised regulations, each higher education institution agrees that will not "provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of title IV, HEA program funds." Pursuant to this rule, we are prohibited from offering our covered employees, which are those involved with or responsible for recruiting or admissions activities, any bonus or incentive-based compensation based on the successful recruitment, admission or enrollment of students into a postsecondary institution.

          In addition, the revised rule initially raised a question as to whether our company itself, as an entity, is prohibited from entering into tuition revenue-sharing arrangements with clients. On March 17, 2011, the DOE issued official agency guidance, known as a "Dear Colleague Letter," or the DCL, providing guidance on this point. The DCL states that "[t]he Department generally views payment based on the amount of tuition generated as an indirect payment of incentive compensation based on success in recruitment and therefore a prohibited basis upon which to measure the value of the services provided" and that "[t]his is true regardless of the manner in which the entity compensates its employees." But the DCL also provides an important exception to the ban on tuition revenue-sharing arrangements between institutions and third parties. According to the DCL, the DOE does not consider payment based on the amount of tuition generated by an institution to violate the incentive compensation ban if the payment compensates an "unaffiliated third party" that provides a set of "bundled services" that includes recruitment services, such as those we provide. Example 2-B in the DCL is described as a "possible business model" developed "with the statutory mandate in mind." Example 2-B describes the following as a possible business model:

            A third party that is not affiliated with the institution it serves and is not affiliated with any other institution that provides educational services, provides bundled services to the institution including marketing, enrollment application assistance, recruitment services, course support for online delivery of courses, the provision of technology, placement services for internships, and student career counseling. The institution may pay the entity an amount based on tuition generated for the institution by the entity's activities for all the bundled services that are offered and provided collectively, as long as the entity does not make prohibited compensation payments to its employees, and the institution does not pay the entity separately for student recruitment services provided by the entity.

          The DCL guidance indicates that that an arrangement that complies with Example 2-B will be deemed to be in compliance with the incentive compensation provisions of the HEA and the DOE's regulations. Our business model and contractual arrangements with client institutions closely follow Example 2-B in the DCL. In addition, we assure that none of our "covered employees" is paid any bonus or other incentive compensation in violation of the rule.

          Because the bundled services rule was promulgated in the form of agency guidance issued by the DOE in the form of a DCL and is not codified by statute or regulation, the rule could be altered or removed without prior notice, public comment period or other administrative procedural requirements that accompany formal agency rulemaking. Similarly, a court could invalidate the rule in an action involving our company or our clients, or in action that does not involve us. The revision, removal or invalidation of the bundled services rule by Congress, the DOE or a court could require us to change our business model.

  Misrepresentation Rule

          The HEA prohibits an institution that participates in the Title IV programs from engaging in any "substantial misrepresentation" regarding three broad subject areas: (1) the nature of the school's education programs, (2) the school's financial charges and (3) the employability of the school's graduates. In 2010, as part of the program integrity rules, the DOE revised its regulations in order to significantly expand the scope of the misrepresentation rule. Although some of the DOE's most expansive amendments to the misrepresentation rule were overturned by the courts in 2012, most of the 2010 amendments survived and remain in effect.

          Under the new rule, "misrepresentation" is defined as any false, erroneous or misleading statement, written, visual or oral. This includes even statements that "have the likelihood or tendency to deceive." Therefore, a statement need not be intentionally deceitful to qualify as a misrepresentation. "Substantial misrepresentation" is defined loosely as a misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment.

          The new regulation also expands the scope of the rule to cover statements made by any representative of an institution, including agents, employees and subcontractors, and statements made directly or indirectly to any third party, including state agencies, government officials or the public, and not just to students or prospective students.

          Violations of the misrepresentation rule are subject to various sanctions by the DOE and violations may be used as a basis for legal action by third parties. As a result, we and our employees and subcontractors, as agents of our clients, must use a high degree of care to comply with the misrepresentation rule and are prohibited by contract from making any false, erroneous or misleading statements about our clients. To avoid an issue under the misrepresentation rule, we assure that all marketing materials are approved in advance by our clients before they are used by our employees and we carefully monitor our subcontractors.

  Accreditation Rules and Standards

          Accrediting agencies primarily examine the academic quality of the instructional programs of an educational institution, and a grant of accreditation is typically viewed as confirmation that an institution or an institution's programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission. The DOE also relies on accrediting agencies to determine whether institutions' educational programs qualify the institutions to participate in Title IV programs.

          In addition to institutional accreditation, colleges and universities may require specialized programmatic accreditation for particular educational programs. Many states and professional associations require professional programs to be accredited, and require individuals to have graduated from accredited programs in order to sit for professional license exams. Programmatic accreditation, while not a sufficient basis for institutional Title IV Program certification by the DOE, assists graduates to practice or otherwise secure appropriate employment in their chosen field. Common fields of study subject to programmatic accreditation include teaching and nursing.

          Although we are not an accredited institution and are not required to maintain accreditation, accrediting agencies are responsible for reviewing an accredited institution's third-party contracts with service providers like us and may require an institution to obtain approval from or to notify the accreditor in connection with such arrangements. One purpose of the notification and approval requirements is to verify that the accredited institution remains responsible for providing academic instruction leading to a credential and provides oversight of other activities undertaken by third parties like us that are within the scope of its accreditation. We work closely with our clients to assure that the standards of their respective accreditors are met and are not adversely impacted by us.

          Accrediting agencies are also responsible for assuring that any "written arrangements" to outsource academic instruction meet accrediting standards and related regulations of the DOE. Our operations are generally not subject to such "written arrangements" rules because academic instruction is provided by our client institutions and not by us.

  State Laws and Regulations

          Each state has at least one licensing agency responsible for the oversight of educational institutions operating within its jurisdiction. Continued approval by such agencies is necessary for an institution to operate and grant degrees, diplomas or certificates in those states. Moreover, under the HEA, approval by such agencies is necessary to maintain eligibility to participate in Title IV programs. The level of regulatory oversight varies substantially from state to state.

          We and our clients may be subject to regulation in each state in which we or they own facilities, provide distance education or recruit students. State laws establish standards for, among other things, student instruction, qualifications of faculty, location and nature of facilities and financial policies. The need to comply with applicable state laws and regulations may limit or delay our ability to market programs or offer new degree programs of our clients.

          State regulatory requirements for online education are inconsistent between states, change frequently and, in some instances, are outmoded. In addition, the interpretation of state authorization regulations is subject to substantial discretion by the state agency responsible for enforcing the regulations. Some states have enacted legislation or issued regulations that specifically address online educational programs, some of which may affect our operations.

          As part of the program integrity rules, the DOE required, among other things, that an institution offering distance learning or online programs secure the approval of those states which require such approval and provide evidence of such approval to the DOE upon request. This regulation dramatically increased the importance of state authorization because failure to obtain it could result in an obligation to return federal funds received by an institution. On July 12, 2011, the U.S. District Court for the District of Columbia struck down those portions of regulations requiring proof of state approval for online education programs on procedural grounds, and that holding was upheld by the United States Court of Appeals for the District of Columbia Circuit. However, on November 19, 2013, the DOE announced that it would consider issuing new regulations regarding state authorization for programs offered through distance education. As a result, the DOE is widely expected to reinstate the 2010 rule, and may create new compliance obligations for institutions that offer educational programs abroad. DOE rulemaking to consider these and other issues is presently underway and is expected to be completed by or before 2016.

          We monitor state law developments closely and work closely with our clients to assist them with obtaining any required approvals.

  Other Laws

          Our activities on behalf of institutions are also subject to other federal and state laws. These regulations include, but are not limited to, consumer marketing and unfair trade practices laws and regulations, including those promulgated and enforced by the Federal Trade Commission, as well as federal and state data protection and privacy requirements.

Employees

          As of December 31, 2013, we had 575 full-time employees and 19 part-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

          We lease approximately 65,700 square feet of space for our corporate headquarters in Landover, Maryland pursuant to a lease that expires in July 2018. We also lease an aggregate of approximately 30,000 square feet of space in New York, Los Angeles, Chapel Hill, St. Louis and Hong Kong. We sublease a portion of this office space to third parties. We are currently evaluating options for additional space in Landover and New York as needed to accommodate our growth, and we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

Legal Proceedings

          From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any material legal proceedings, nor are we a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information concerning our executive officers, directors and director nominees, including their ages as of January 1, 2014:

Name	Age	Position
Executive Officers:
Christopher J. Paucek	43	Chief Executive Officer and Director
Robert L. Cohen	48	President and Chief Operating Officer
Catherine A. Graham	53	Chief Financial Officer
Jeff C. Rinehart	38	Chief Marketing Officer
James Kenigsberg	37	Chief Technology Officer
Non-Management Directors:
Paul A. Maeder	59	Director and Chairman of the Board
Mark J. Chernis.	46	Director
Timothy M. Haley	46	Director
John M. Larson	62	Director
Michael T. Moe	51	Director
Robert M. Stavis	51	Director
Director Nominees:
Sallie L. Krawcheck	49	Director Nominee
Earl Lewis	58	Director Nominee

Executive Officers

  Christopher J. Paucek

          Mr. Paucek is a co-founder of our company and has served as our Chief Executive Officer since January 2012 and as a member of our board of directors since March 2012. He previously served as our President and Chief Operating Officer from April 2008 through December 2011. Prior to 2U, Mr. Paucek served as the chief executive officer of Smarterville, Inc., the parent company of Hooked on Phonics, from 2007 until 2008. From 2004 to 2007, Mr. Paucek served as vice president of business development and president of Educate Products for Educate, Inc. In 2004, Mr. Paucek served as deputy campaign manager for the successful re-election campaign of United States Senator Barbara Mikulski. Mr. Paucek began his career in 1993 by co-founding Cerebellum Corporation, the media company behind the award-winning educational Standard Deviants television program and video series, and he led Cerebellum as co-chief executive officer until 2003. Mr. Paucek holds a B.A. from The George Washington University and is currently enrolled in our MBA@UNC program at the UNC Kenan-Flagler Business School of the University of North Carolina at Chapel Hill. Our board of directors believes that Mr. Paucek's knowledge of our company as one of our co-founders, and his broad experience leading education companies, enable him to make valuable contributions to the board.

  Robert L. Cohen

          Mr. Cohen has served as our President since November 2013 and as our Chief Operating Officer since April 2012 and previously served as our Chief Financial Officer from our inception in 2008 until April 2012. From 2001 to 2008, Mr. Cohen held a number of senior roles at The Princeton Review, including as executive vice president of strategic development and executive vice president and general manager of K12 Services. From 1985 to 2001, Mr. Cohen founded and operated a franchise of The Princeton Review, before selling the franchise back to that company. Mr. Cohen attended Princeton University.

  Catherine A. Graham

          Ms. Graham has served as our Chief Financial Officer since April 2012. Prior to that, she served as chief financial officer for Online Resources Corporation, a financial technology company, from 2002 to April 2012. Prior to that, she served as chief financial officer for VIA NET.WORKS, Inc., an internet services and web hosting provider, from 1998 to 2002. Previously, she served in senior financial positions with Yurie Systems, a telecommunications equipment manufacturer, and other public companies, as well as with several commercial banks. Ms. Graham holds a B.A. from the University of Maryland and an M.B.A. from Loyola College of Maryland.

  Jeff C. Rinehart

          Mr. Rinehart has served as our Chief Marketing Officer since March 2011. Prior to joining 2U, from 2000 to 2011, Mr. Rinehart worked for Capital One Financial Corporation, a financial services company in a series of progressively more senior leadership roles in its Marketing and Analysis division, including most recently as vice president of marketing strategy for Capital One's consumer credit card division. Mr. Rinehart holds a B.S. and a master's degree in Economics from East Carolina University.

  James Kenigsberg

          Mr. Kenigsberg has served as our Chief Technology Officer since July 2010 and previously as Chief Information Officer from September 2008 to June 2010. From 2000 to 2008, Mr. Kenigsberg held various leadership positions at The Princeton Review, including from 2004 to 2008 as vice president of application development and product development. Prior to that, he served as technical project manager at Ogilvy & Mathers in 2000 and as project engineer at Thomson Reuters from 1998 to 2000. Mr. Kenigsberg attended Hunter College.

Non-management Directors

  Paul A. Maeder

          Mr. Maeder has served on our board of directors since February 2010 and as chairman of our board since November 2012. Mr. Maeder is a General Partner of Highland Capital Partners, a venture capital firm he co-founded in 1988. He currently serves of the boards of several private companies. He holds a B.S.E. in Aerospace and Mechanical Sciences from Princeton University, an M.S.E. in Mechanical Engineering from Stanford University and a M.B.A. from the Harvard Business School. Our board of directors believes that Mr. Maeder's broad experience investing in the online higher education and software industries and his experience serving as a board member for numerous companies enable him to make valuable contributions to the board.

  Mark J. Chernis

          Mr. Chernis has served on our board of directors since January 2009. Mr. Chernis has served as Chief Operating Officer of the K12 Technology division of Pearson Education since June 2011 and previously was the president and chief operating officer of SchoolNet, Inc. from March 2008 until its acquisition by Pearson in 2011. Mr. Chernis has held various positions at The Princeton Review beginning in 1984, most recently serving as its President from 1995 to November 2007. Mr. Chernis holds a B.A. from Vassar College. Our board of directors believes that Mr. Chernis's deep knowledge of the education industry and his experience with The Princeton Review enable him to make valuable contributions to the board.

  Timothy M. Haley

          Mr. Haley has served on our board of directors since February 2010. Mr. Haley is a founding partner of Redpoint Ventures, a venture capital firm, and has been a Managing Director of the firm since 1999. Mr. Haley was also the managing director of Institutional Venture Partners, a venture capital firm, from 1998 to 2010. From 1986 to 1998, Mr. Haley was the president of Haley Associates, an executive recruiting firm in the high technology industry. Mr. Haley currently serves on the board of directors of Netflix, Inc. and several private companies. Mr. Haley holds a B.A. from Santa Clara University. Our board of directors believes that Mr. Haley's broad experience investing in software, consumer internet and digital media industries, and his experience serving as a board member for numerous companies, enable him to make valuable contributions to the board.

  John M. Larson

          Mr. Larson has served on our board of directors since June 2009. Mr. Larson has served as the Executive Chairman and Chief Executive Officer of Triumph Higher Education Group, Inc., a culinary education company, since 2010. He also serves as President of Triumph Group, Inc., a company that advises and invests in domestic and international education companies. Mr. Larson founded and served as President, Chief Executive Officer and director of Career Education Corporation, or CEC, a publicly held post-secondary education company, from its inception in 1994 through his retirement from the company in 2006, including as Chairman of the Board from 2000 to 2006. He became Chairman Emeritus of CEC in 2006 and continues to serve in that position. He holds a B.S. in Business Administration from the University of California at Berkeley. Our board of directors believes that Mr. Larson's deep knowledge of the higher education industry and his experience founding and leading a publicly held education company enable him to make valuable contributions to the board.

  Michael T. Moe

          Mr. Moe has served on our board of directors since February 2013. Mr. Moe is the co-founder of GSV Capital Corp. and has served as its Chief Executive Officer and Chief Investment Officer and on its board of directors since September 2010. Prior to founding GSV, in April 2009 Mr. Moe co-founded and served as an advisor to Next Advisors, which became GSV Advisors in May 2011. Also during this time, Mr. Moe co-founded and served as chief executive officer of each of Next Up Media beginning in December 2009, which became GSV Media in May 2011, and Next Asset Management beginning in September 2010, which became GSV Asset Management in May 2011. Prior to this, Mr. Moe co-founded and served as chairman and chief executive officer of ThinkEquity Partners, an asset management and investment banking firm focusing on venture capital, entrepreneurial and emerging growth companies, from 2001 to September 2008. Before ThinkEquity, he held positions as head of global growth research at Merrill Lynch and head of growth research and strategy at Montgomery Securities. Mr. Moe holds a B.A. in Political Science and Economics from the University of Minnesota. Our board of directors believes that Mr. Moe's broad experience investing in emerging growth equity markets and his experience serving as a board member for numerous companies enable him to make valuable contributions to the board.

  Robert M. Stavis

          Mr. Stavis has served on our board of directors since April 2011. Mr. Stavis has been a partner at Bessemer Venture Partners, a venture capital firm, since 2000. Prior to joining Bessemer, Mr. Stavis was an independent private equity investor. Prior to that, he served in various positions at Salomon Smith Barney, including as co-head of global arbitrage trading. Mr. Stavis holds a B.A.S. in Engineering from the University of Pennsylvania's School of Engineering and Applied Sciences and a B.S. in Economics from the University of Pennsylvania's Wharton School. Our board of directors believes that Mr. Stavis's broad experience investing in the emerging software technology industry and his experience serving as a board member for numerous companies enable him to make valuable contributions to the board.

Director Nominees

          Our board of directors has voted to expand the number of directors on our board from seven to nine, and to appoint the following new directors to fill the resulting vacancies, effective upon the closing of this offering. Each of these persons has agreed to join our board of directors at that time.

  Sallie L. Krawcheck

          Ms. Krawcheck will serve on our board of directors following the closing of this offering. Ms. Krawcheck has been the owner of 85 Broads, a professional women's networking organization, since May 2013. Ms. Krawcheck was the President of Global Wealth & Investment Management for Bank of America from August 2009 to September 2011. Prior to joining Bank of America, Ms. Krawcheck held a variety of senior executive positions at Citigroup from 2002 to 2008, including Chief Executive Officer of its Smith Barney division, Chief Financial Officer of Citigroup and Chief Executive Officer and Chairman of Citi Global Wealth Management. She served as a director of BlackRock Inc. from 2009 to 2011 and Dell Inc. from 2006 to 2009. Ms. Krawcheck holds a B.A. from the University of North Carolina at Chapel Hill and a M.B.A. from Columbia University. Our board of directors believes that Ms. Krawcheck's financial acumen and broad experience serving in leadership roles with financial and investment firms will allow her to make valuable contributions to the board.

  Earl Lewis

          Mr. Lewis will serve on our board of directors following the closing of this offering. Since March 2013, Mr. Lewis has been the President of The Andrew W. Mellon Foundation, a philanthropic organization committed to advancing higher education, the arts and civil society. From January 2013 to March 2013, he served as President-designate of the Mellon Foundation. Prior to joining the Mellon Foundation, Mr. Lewis served as Provost and Executive Vice President of Academic Affairs at Emory University from 2004 to December 2012. He also held a variety of faculty positions at the University of California at Berkeley and the University of Michigan from 1984 through 2004, and served as Vice Provost for Academic Affairs — Graduate Studies and dean of the Horace H. Rackham School of Graduate Studies at the University of Michigan from 1998 to 2004. Mr. Lewis holds a B.A. from Concordia College and a M.A. and Ph.D. from the University of Minnesota. Our board of directors believes that Mr. Lewis's broad experience in academia, both as a faculty member and as an administrator at leading universities, will allow him to make valuable contributions to the board.

Board Composition

          Our board of directors currently consists of seven members. Our board of directors has voted to expand the number of directors on our board from seven to nine, effective upon the closing of this offering. Our current directors were elected to and currently serve on the board pursuant to a voting agreement among us and several of our largest stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

          In accordance with our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  Class I, which will consist of                  ,                   and                  , and their term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

  •
  Class II, which will consist of                  and                  , and their term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

  •
  Class III, which will consist of                  and                  , and their term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

          Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

          The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

          Our board of directors has undertaken a review of the independence of our current directors and director nominees and considered whether any director or director nominee has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Chernis, Haley, Larson, Maeder, Moe and Stavis, representing six of our seven current directors, and Ms. Krawcheck and Mr. Lewis, both of our director nominees, are "independent directors" as defined under applicable NASDAQ rules.

Board Leadership Structure

          Our board of directors has an independent chairman, Mr. Maeder, who has authority, among other things, to call and preside over board meetings, including meetings of the independent directors, and to set meeting agendas. Accordingly, the board chairman has substantial ability to shape the work of the board. We believe that separation of the positions of board chairman and chief executive officer reinforces the independence of the board in its oversight of the business and affairs of the company. In addition, we believe that having an independent board chairman creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the board to monitor whether management's actions are in the best interests of the company and its stockholders. As a result, we believe that having an independent board chairman enhances the effectiveness of the board as a whole.

Committees of the Board of Directors

          Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business. A copy of each committee's charter will be posted on our website, www.2u.com, upon the completion of this offering.

  Audit Committee

          Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Upon the completion of this offering, our audit committee will consist of three directors,                  ,                   and                  , and our board of directors has determined that each of them is independent within the meaning of the applicable NASDAQ listing requirements and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.                   will be the chairman of the audit committee and our board of directors has determined that                    is an "audit committee financial expert" as defined by SEC rules and regulations. Our board of directors has determined that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Sarbanes-Oxley Act, the NASDAQ Global Market listing requirements and SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

  •
  appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor's work and determining the independent auditor's compensation;

  •
  approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor's review of our quarterly consolidated financial statements; and

  •
  conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

  Compensation Committee

          Our compensation committee reviews and determines the compensation of all our executive officers. Upon the completion of this offering, our compensation committee will consist of three directors,              ,              and             , each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an "outside director" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended.              will be the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, NASDAQ listing rules and SEC rules and regulations. We intend to continue to evaluate and intend to comply with all future requirements applicable to our compensation committee. The principal duties and responsibilities of our compensation committee include:

  •
  establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer's compensation, including incentive-based and equity-based compensation, based on that evaluation;

  •
  setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

  •
  exercising administrative authority under our stock plans and employee benefit plans;

  •
  establishing policies and making recommendations to our board of directors regarding director compensation;

  •
  reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

  •
  preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

  Nominating and Corporate Governance Committee

          Upon the completion of this offering, the nominating and corporate governance committee will consist of three directors,          ,          and             .                  will be the chairman of the nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, NASDAQ listing standards and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  assessing the need for new directors and identifying individuals qualified to become directors;

  •
  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  assessing individual director performance, participation and qualifications;

  •
  developing and recommending to the board corporate governance principles;

  •
  monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

  •
  overseeing an annual evaluation of the board's performance.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

          Effective upon the completion of this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.2u.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

          None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

          We have not historically paid cash retainers or other cash compensation with respect to service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of our board of directors or committees of our board of directors. We have at times granted stock options to some of our non-employee directors under our 2008 stock incentive plan.

          None of our non-employee directors received compensation for service on our board of directors during the year ended December 31, 2013 and, accordingly, we have not included a 2013 Director Compensation Table.

          Christopher Paucek, our Chief Executive Officer, is also a director, but does not receive any additional compensation for his service as a director. Mr. Paucek's compensation as an executive officer is set forth below under "Executive Compensation — Summary Compensation Table."

          We expect that our board of directors will adopt a director compensation plan for non-employee directors to be effective following the completion of this offering.

Non-Employee Director Equity Outstanding at 2013 Year End

          The following table provides information about outstanding stock options held by each of our non-employee directors as of December 31, 2013. All of these options were granted under our 2008 stock incentive plan, which is described under the caption "Equity Compensation Plans — 2008 Stock Incentive Plan."

Name	Aggregate Option Awards Outstanding (#)
Mark J. Chernis	150,000	(1)
John M. Larson	100,000	(2)

(1)
An option for 100,000 shares vested in 16 equal quarterly installments at the end of each calendar quarter beginning March 31, 2009. An option for 50,000 shares vests in eight equal quarterly installments at the end of each calendar quarter beginning March 31, 2013.

(2)
This option vested as to 25% of the shares on June 18, 2010 and the remaining 75% of the shares vested in 36 equal monthly installments thereafter on the last day of each subsequent month.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table sets forth information regarding compensation earned during the years ended December 31, 2013 and 2012 by our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer and Chief Technology Officer, which we refer to as our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)(2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Christopher Paucek	2013	$300,000	$450,000	$4,026,718	—	$59,888	$4,836,606
Chief Executive Officer	2012	298,767	—	664,977	99,248	32,339	1,095,331
Robert Cohen	2013	281,623	—	—	—	5,432	287,055
President and Chief Operating Officer	2012	274,375	—	338,882	86,245	6,093	705,595
Catherine Graham(5)	2013	255,519	—	—	—	5,432	260,951
Chief Financial Officer	2012	157,197	—	330,920	60,423	2,163	550,703
Jeff Rinehart	2013	281,623	—	—	—	4,108	285,731
Chief Marketing Officer	2012	267,708	—	174,382	83,312	48,693	574,095
James Kenigsberg	2013	258,333	—	197,709	—	5,432	461,474
Chief Technology Officer	2012	221,250	—	90,156	52,661	5,993	370,060

(1)
This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 10 to our consolidated financial statements included in this prospectus.

(2)
Amounts in this column for 2012 include the grant date fair value of stock option awards granted at the election of the officer in lieu of a portion of the cash bonus payable under the terms of the 2012 Matrix Position Bonus Plan, as described under " — Narrative to Summary Compensation Table — Annual Bonus Plans — 2012 Bonus Plan." The grant date fair value for these options was calculated based on the probable outcome of the performance conditions for the vesting of each award and was $8,017 for Mr. Paucek, $9,882 for Messrs. Cohen and Rinehart and $7,906 for Mr. Kenigsberg. Assuming the highest level of performance achievement, the maximum potential grant date fair value of the performance-based awards would have been $12,514 for Mr. Paucek, $15,426 for Messrs. Cohen and Rinehart and $12,341 for Mr. Kenigsberg.

(3)
Amounts shown in this column for 2012 represent the cash amounts paid in June 2013 under our 2012 Matrix Position Bonus Plan. See " — Narrative to Summary Compensation Table — Annual Bonus Plans — 2012 Bonus Plan" for a description of the formula used to determine these amounts. With respect to 2013, our compensation committee and board of directors have not yet determined the amounts payable to our executive officers under our 2013 Bonus Plan. Cash bonus amounts paid under our 2013 Bonus Plan, if any, will be determined by our compensation committee and board of directors in 2014. See " — Narrative to Summary Compensation Table — Annual Bonus Plans — 2013 Bonus Plan" for a description of the formula that will be used to determine these amounts.

(4)
See " — Narrative to Summary Compensation Table — Other Compensation" for a description of the items in this column.

(5)
Ms. Graham joined the company on April 30, 2012. The salary amount for 2012 represents Ms. Graham's salary for the eight months that she was employed by us during that year.

Narrative to Summary Compensation Table

          We review compensation annually, or more frequently in certain situations, for all of our employees, including our named executive officers. In determining base salaries, bonus targets and equity incentive awards for our named executive officers, we consider their historical compensation levels, compensation for comparable positions in the market, individual performance as compared to our expectations and objectives, and our desire to drive short- and long-term results that are in the best interests of our stockholders. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

          Our board of directors, excluding our Chief Executive Officer, determines the compensation of our Chief Executive Officer, after considering the recommendation of the compensation committee of our board of directors. The compensation committee of our board of directors has historically determined the compensation of our named executive officers, other than our Chief Executive Officer, after considering the recommendation of our Chief Executive Officer. In November 2013, our

compensation committee engaged a compensation consultant to advise the compensation committee regarding executive compensation.

  Base Salaries

          Mr. Paucek's base salary is reviewed periodically by our board of directors and adjustments may be made upon the recommendations of the compensation committee. In December 2011, our board of directors appointed him as our Chief Executive Officer and set his annual base salary at $300,000. In October 2013, the compensation committee of our board of directors approved an increase in Mr. Paucek's salary to $350,000, effective as of January 1, 2014.

          Base salaries for our named executive officers other than our Chief Executive Officer are typically reviewed annually in connection with their performance reviews and are generally effective as of April 1 of each year. Effective as of April 1, 2012, base salaries for Messrs. Cohen, Rinehart and Kenigsberg were $275,000, $275,000 and $230,000, respectively, and as of April 1, 2013, they were increased to $284,350, $284,350 and $270,000, respectively. Ms. Graham's initial base salary of $250,000 was approved at the time of her appointment as our Chief Financial Officer in April 2012 and was increased to $257,792 in April 2013.

  Annual Bonus Plans

          We seek to motivate and reward our employees, including our named executive officers, for achievements relative to our corporate goals and expectations for each fiscal year. Historically, our board of directors, upon the recommendation of the compensation committee, has approved an annual bonus plan for certain employees, including our named executive officers. Our annual plans have separate performance targets for each client program and the company, and participant bonus payouts are calculated on various schedules that weight these goals depending on the participant's role. Our named executive officers participate in the schedule referred to as the Matrix Position Bonus Plan.

  2013 Bonus Plan

          For the 2013 Bonus Plan, Mr. Kenigsberg had a target bonus opportunity of 40%, and each of our other named executive officers had a target bonus opportunity of 50%, of his or her annual salary.

          Bonus Targets.    Under the 2013 Bonus Plan, the bonus payout for our named executive officers was based on the achievement of specified corporate goals as follows:

  •
  75% of the target payout was based on the achievement of three performance measures — expected future revenues from new students, revenue and EBITDA — for our company overall in 2013. These goals were based on our 2013 corporate budget as approved by the board of directors.

  •
  25% of the target payout was based on the achievement of the same three performance measures — expected future revenues from new students, revenue and EBITDA — for all client programs budgeted to be launched before or during 2013. Credit for this portion of the target payout was weighted equally for these programs.

          Achievement of the expected future revenues from new students, revenue and EBITDA targets for both the company overall and for each program would result in earning 80% of each officer's target bonus opportunity. The bonus payout is then adjusted upward and downward based on two additional factors — personal performance and the extent to which the actual expected future revenues from new students, revenue and EBITDA diverged from the target. For company and program performance, an officer's bonus can increase or decrease in 5% increments if the performance measures are above or below the target, on a sliding scale. For personal performance, if an officer's performance is rated as below standard, the amount of bonus otherwise earned could be reduced by up to 50%.

          If the financial targets for the company overall and for each program are exceeded, an officer could receive up to a maximum of 120% of his or her target bonus opportunity. All bonuses under the 2013 are to be paid in cash to the officer.

          The target bonus opportunity for our named executive officers under the 2013 Bonus Plan is summarized in the table below:

Name	2013 Eligible Base Compensation ($)	Target Bonus Percentage (%)	Target Bonus Payout ($)
Christopher Paucek	300,000	50	150,000
Robert Cohen	281,623	50	140,812
Catherine Graham	255,519	50	127,760
Jeff Rinehart	281,623	50	140,812
James Kenigsberg	258,333	40	103,333

          Determination of Bonuses.    In 2014, the board of directors, upon recommendation of the compensation committee, will determine the achievement of the expected future revenues from new students, revenue and EBITDA targets for the company overall and for each program and will determine the payouts for each of our named executive officers under the 2013 Bonus Plan.

  2012 Bonus Plan

          For the 2012 Matrix Position Bonus Plan, Mr. Kenigsberg had a target bonus opportunity of 40%, and each of our other named executive officers had a target bonus opportunity of 50% of his or her annual salary.

          Bonus Targets.    Under the 2012 Matrix Position Bonus Plan, the bonus payout for our named executive officers was based upon the achievement of specified corporate goals as follows:

  •
  50% of the payout was based on the achievement of total revenue and EBITDA levels for our company overall during 2012. These goals were based on our 2012 corporate budget as approved by the board of directors. We needed to achieve minimum company revenue and a minimum EBITDA levels for there to be any credit for this portion of the payout.

  •
  50% of the target payout was based on the achievement of revenue and EBITDA or EBITDA loss targets for each of our four programs through 2011. The credit for this portion of the payout was weighted equally for these four programs at 12.5% potential credit for each. Similar to the potential payout for total company performance, as described above, we needed to achieve minimum program-specific revenue and minimum program-specific EBITDA or EBITDA loss targets for there to be any credit for this portion of the payout.

          The potential total payout based on the achievement of the corporate goals set forth above could have been further increased by up to 20% if we achieved targets for expected future revenues from students that enrolled in our client programs during 2012 and if we had budgeted minimum cash balances on hand as of December 31, 2012.

          Once management determined the level of corporate goal achievement set forth above, the potential bonus payout amount was multiplied by a percentage, between zero and 100%, depending upon the executive's personal performance rating. For our Chief Executive Officer, the full board of directors, excluding our Chief Executive Officer, determined the personal performance rating component of the bonus, which was based upon our compensation committee's assessment of our Chief Executive Officer's achievement of specified performance goals. For named executive officers other than our Chief Executive Officer, the compensation committee, after consultation with our Chief Executive Officer, determined the personal performance rating component of the bonus.

          As part of its approval of the 2012 Matrix Position Bonus Plan in January 2012, the board of directors allowed each executive officer to elect to receive stock options in lieu of a portion of the target bonus. Any executive who so elected would be able to exchange $3.00 of eligible cash bonus opportunity for an option to purchase one share of common stock. Any such options vested in accordance with a performance-based vesting formula that is equivalent to the bonus formula described above.

          The total bonus opportunity for our named executive officers under the 2012 Matrix Position Bonus Plan is summarized in the table below:

Name	2012 Eligible Base Compensation ($)	Target Bonus Percentage (%)	Gross Target Bonus Payout ($)	Portion Exchanged for Stock Options ($)	Net Target Cash Bonus Payout ($)	Maximum Shares Issuable under Stock Options (1)
Christopher Paucek	298,767	50	149,383	(20,280)	129,103	8,112
Robert Cohen	274,375	50	137,188	(25,000)	112,188	10,000
Catherine Graham	157,197	50	78,599	—	78,599	—
Jeff Rinehart	267,708	50	133,854	(25,000)	108,854	10,000
James Kenigsberg	221,250	40	88,500	(20,000)	68,500	8,000

(1)
In each case, the maximum number is equal to 120% of the number of shares determined by dividing the portion exchanged by $3.00, as each option could vest as to 120% of such number of shares if all corporate goals were achieved at their maximum levels and additional targets described above relating to expected future revenue from new students and cash balances were also achieved.

          Determination of Bonuses.    In June 2013, the board of directors, upon the recommendation of the compensation committee, determined that we had achieved the corporate goals at an overall weighted level of 76.875%.

          The compensation committee of our board of directors, and the full board of directors in the case of our Chief Executive Officer, determined that each of our named executive officers had achieved 100% of their personal performance objectives, and therefore the payouts under the 2012 Matrix Bonus Plan to our named executive officers were as follows:

Name	Bonus Payout ($)
Christopher Paucek	99,248
Robert Cohen	86,245
Catherine Graham	60,423
Jeff Rinehart	83,312
James Kenigsberg	52,661

          These bonus payouts were made in June 2013 for the named executive officers' performance during 2012 and are reflected in the "Non-Equity Incentive Plan" column of the 2012 Summary Compensation Table above.

          Each stock option granted to our named executive officers that they elected to receive in February 2012 in lieu of a portion of bonus opportunity also vested in June 2013 as to 76.875% of the target number of shares, or approximately 64% of the maximum number of shares, underlying each option.

          In addition to the annual bonus plans, our board of directors and compensation committee may make special cash bonus awards in their discretion. In October 2013, Mr. Paucek received a discretionary bonus in the amount of $450,000 in recognition of his efforts in leading our company during 2013 and its transition to a public company. Mr. Paucek has agreed that he will repay 100% or 50% of this bonus amount if he voluntarily resigns within the first or second years following the bonus payment date, respectively.

Stock Option Grants

          Our 2008 stock incentive plan, or our 2008 plan, authorizes us to make grants to eligible recipients of incentive stock options, non-qualified stock options and restricted stock awards. To date, all of our awards under this plan have been in the form of stock options.

          We typically grant stock options at the start of employment to each executive and certain other employees. We do not have a formal policy for granting additional equity at regular intervals, though we generally grant additional equity upon promotion and reevaluate option holdings and potential new grants as vesting progresses.

          We typically award stock options on the date the board of directors or the compensation committee approves the grant, but in some cases the board of directors or the compensation committee may approve the grant of a stock option to be awarded on a participant's start date. We typically set the option exercise price at the fair market value of a share of our common stock on the date of grant. Our time-vested stock option grants to our named executive officers typically vest as follows: 25% on the first anniversary of the date of grant or, if earlier, the vesting commencement date, and 1/36th per month thereafter, until fully vested at the end of four years. These stock option grants generally have a term of 10 years from the grant date.

          In December 2011, in connection with the promotion of Mr. Paucek to the position of our Chief Executive Officer, our board of directors awarded him an option to purchase 400,000 shares of our common stock at an exercise price of $3.08 per share.

          In January 2012, our board of directors awarded options to Messrs. Cohen, Rinehart and Kenigsberg to purchase 200,000 shares, 100,000 shares and 50,000 shares, respectively. Each of these options has an exercise price of $3.08 per share. In March 2012, our board of directors approved the hiring of Ms. Graham, her appointment as our Chief Financial Officer and the grant of an option to purchase 200,000 shares of our common stock to her. Ms. Graham's employment commenced in April 2012, at which time she was awarded the stock option described above with an exercise price of $3.08 per share.

          In January 2013, our board of directors awarded options to Messrs. Paucek and Kenigsberg to purchase 500,000 and 50,000 shares, respectively, at an exercise price of $5.75 per share. In October 2013, our board of directors approved the grant of options to Mr. Paucek to purchase an aggregate of 350,000 shares at an exercise price of $8.45 per share. In November 2013 and December 2013, the board of directors finalized the vesting terms with respect to 175,000 of the shares, and therefore, for accounting purposes, these options have grant dates of November 26, 2013 and December 19, 2013, respectively.

Other Compensation

          We offer a tuition reimbursement benefit for all of our employees. Under this program, we pay 100% of the cost of tuition for eligible employees and their spouses and dependents enrolled in one of our clients' eligible graduate programs. Mr. Paucek is enrolled in our MBA@UNC program, and we paid his tuition costs in the amount of $28,593 and $56,122 under this program during 2012 and 2013, respectively.

          We provided relocation benefits of $45,000 to Mr. Rinehart during 2012.

          Other amounts shown in the "All Other Compensation" column in the Summary Compensation Table relate to company contributions to the 401(k) plan and premiums we paid for term life insurance policies on behalf of the officer, consistent with those provided to all of our employees.

Employment Arrangements

          Please see "— Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements" for information regarding the severance provisions for Messrs. Paucek and Cohen, who are the only named executive officers who currently have such arrangements.

Outstanding Equity Awards at Fiscal Year End

          The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2013. All of these options were granted under our 2008 stock incentive plan. None of our named executive officers held restricted stock or other stock awards at the end of 2013.

	Number of Securities Underlying Unexercised Options (#)
				Option Exercise Price ($)	Option Expiration Date
Name	Exercisable		Unexercisable(1)
Christopher Paucek	384,000		—	0.60	01/23/2019
	74,375		10,625	1.82	06/08/2020
	191,667		208,333	3.08	02/27/2022
	5,197	(2)	—	3.08	02/28/2022
	—		500,000	5.75	01/31/2023
	—		350,000	8.45	10/04/2023
Robert Cohen	20,000		—	0.60	01/23/2019
	65,625		9,375	1.82	06/08/2020
	95,833		104,167	3.08	02/13/2022
	6,406	(2)	—	3.08	02/28/2022
Catherine Graham	83,333		116,667	3.08	04/30/2022
Jeff Rinehart	177,083		72,917	2.86	02/23/2021
	47,917		52,083	3.08	02/13/2022
	6,406	(2)	—	3.08	02/28/2022
James Kenigsberg	120,000		—	0.60	01/23/2019
	17,500		2,500	1.82	06/08/2020
	6,250		3,750	3.08	06/27/2021
	23,958		26,042	3.08	02/13/2022
	5,125	(2)	—	3.08	02/28/2022
	—		50,000	5.75	02/25/2023

(1)
Except as otherwise noted, all options shown vest 25% on the first anniversary of their grant date, and the remaining 75% vest thereafter in 36 equal monthly installments; in each case, the expiration date is 10 years after the grant date.

(2)
The officer elected to forego a portion of his target cash bonus opportunity under the 2012 Matrix Bonus Plan and received this option in lieu of such portion. Each such option vested in June 2013 upon the satisfaction of performance conditions. See "— Narrative to Summary Compensation Table — Annual Bonus Plan" above.

(3)
This option vests as follows: 25% of the shares underlying the option vested on February 23, 2012 and the remaining 75% of the shares underlying the option vest thereafter in 36 equal monthly installments.

(4)
This option vests as follows: 25% of the shares underlying the option vested on January 1, 2013 and the remaining 75% of the shares underlying the option vest thereafter in 36 equal monthly installments.

Pension Benefits

          Our executive officers did not participate in, or otherwise receive any benefits under, any pension plan sponsored by us during the year ended December 31, 2013.

Nonqualified Deferred Compensation

          Our executive officers did not earn any nonqualified deferred compensation benefits from us during the year ended December 31, 2013.

Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements

          We have entered into confidential information, invention assignment, work for hire, non-compete and no solicit/no hire agreements with each of Messrs. Paucek and Cohen which provide, among other things, that during the six-month period after the executive officer's termination of employment with the company, he may not engage, in any capacity, in the business of developing or administering degree-granting distance learning higher education services without the advance written consent of our board. In exchange for these agreements not to compete, we have agreed to pay Mr. Paucek or Mr. Cohen, as applicable, an amount during that six-month period at a rate equivalent to the highest salary earned during his employment with us, which amount can be paid in a lump sum at the beginning of the six-month period or over time in accordance with our standard payroll practices.

Equity Incentive Plans

  2014 Equity Incentive Plan

          In February 2014, our stockholders approved our 2014 equity incentive plan, or our 2014 plan. Our 2014 plan provides for the grant of incentive stock options to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2014 plan also provides for the grant of performance cash awards to our employees, consultants and directors.

          Authorized Shares.    A total of 2,800,000 shares of our common stock are reserved for issuance pursuant to the 2014 plan. In addition, the shares to be reserved for issuance under our 2014 plan will include (a) those shares reserved but unissued under our 2008 plan and (b) shares returned to our 2008 plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2014 plan pursuant to (a) and (b) is 5,943,348 shares). The number of shares of our common stock that may be issued under our 2014 plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2015 continuing through January 1, 2024, by 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by our board of directors.

          Shares issued under our 2014 plan may be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2014 plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2014 plan. Additionally, shares issued pursuant to stock awards under our 2014 plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under our 2014 plan.

          Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2014 plan. Our board of directors has delegated its authority to administer our 2014 plan to our compensation committee under the terms of the compensation committee's charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees other than officers to receive specified stock awards and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2014 plan.

          The administrator has the power to modify outstanding awards under our 2014 plan, subject to the terms of the 2014 plan and applicable law. Subject to the terms of our 2014 plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

          Incentive Stock Option Limit.    The maximum number of shares of common stock that may be issued upon exercise of incentive stock options under our 2014 plan is 17,486,696 shares.

          Section 162(m) Limits.    No participant may be granted stock awards covering more than 3,100,000 shares of our common stock under our 2014 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 3,100,000 shares of our common stock or a performance cash award having a maximum value in excess of 3,000,000 under our 2014 plan. These limitations enable us to grant awards that will be exempt from the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code, or the Code.

          Performance Awards.    Our 2014 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To enable us to grant performance-based awards that will qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

          Corporate Transactions.    Our 2014 plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

  •
  arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

  •
  arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

  •
  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

  •
  cancel the stock award to the extent not vested or not exercised at the time of the transaction;

  •
  arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

  •
  cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

          The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

          Change in Control.    The administrator may provide, in an individual award agreement or in any other written agreement between us and the participant, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

          Plan Amendment or Termination.    Our board has the authority to amend, suspend, or terminate our 2014 plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2014 plan.

  2008 Stock Incentive Plan

          Our board of directors adopted, and our stockholders approved, the 2008 plan in October 2008. The 2008 plan was most recently amended on May 8, 2013. Our 2008 plan provides for the grant of incentive stock options to our employees and the employees of our subsidiaries, and for the grant of nonstatutory stock options, restricted stock awards and deferred stock awards to our employees, directors and consultants.

          Authorized Shares.    There are 6,980,000 shares of our common stock reserved for issuance under our 2008 plan. As of December 31, 2013, 1,036,652 shares of our common stock have been issued upon the exercise of options granted under our 2008 plan, options to purchase 5,883,885 shares of our common stock were outstanding at a weighted average exercise price of $3.53 per share, and 59,463 shares remained available for future grant under our 2008 plan. Effective upon the completion of this offering, no further options or stock awards may be granted under our 2008 plan, but all outstanding stock awards granted under the 2008 plan will continue to be governed by their existing terms.

          Administration.    Our board of directors, or a committee thereof appointed by our board of directors, administers our 2008 plan and the option and stock awards granted under it. Our board of directors has delegated its authority to administer our 2008 plan to our compensation committee.

          Corporate Transactions.    Our 2008 plan provides that, in the event of a change in control transaction, all outstanding stock options shall become fully vested and exercisable and the restrictions and deferral limitations applicable to all outstanding restricted stock and deferred stock awards shall be deemed fully vested immediately prior to the change in control transaction, unless the surviving corporation or a parent or subsidiary thereof assumes such awards or substitutes equivalent awards therefor. Any stock options which are neither assumed or substituted in connection with the change in control nor exercised as of the effective date of the change in control shall terminate and cease to be outstanding as of the effective date of the change in control. In addition, if, in connection with or within one year following a change in control in which the successor corporation has assumed or substituted employee options, either an employee's employment is terminated by the successor corporation without cause, as defined in the 2008 plan, or the employee terminates employment after being reassigned, as defined in the 2008 plan, then all awards then held by the employee shall become fully vested and exercisable and the restrictions and deferral limitations applicable to any such awards shall lapse and such awards shall be deemed fully vested.

401(k) Plan

          We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Currently, we match one-third of each eligible employee's contributions up to 6% of total eligible compensation. Employees' pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their contributions, and our matching contribution is also immediately and fully vested when made. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification

          Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, which provides that directors of a corporation will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duties as a director. However, these provisions do not eliminate or limit the liability of our directors for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

          This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

          Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain customary directors' and officers' liability insurance.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The following is a summary of transactions since January 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Executive Compensation" and "Management — Director Compensation." For a description of severance arrangements that we have entered into with some of our executive officers, see the section of this prospectus entitled "Executive Compensation — Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements."

Sales of Series C Redeemable Convertible Preferred Stock

          In March 2011, we sold an aggregate of 4,429,601 shares of our Series C redeemable convertible preferred stock at a price of $7.34 per share for an aggregate price of approximately $32.5 million, 4,124,820 shares of which were sold to entities affiliated with members of our board of directors and holders of more than five percent of our voting securities. The table below summarizes these sales.

Purchaser	Shares of Series C Redeemable Convertible Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with Bessemer Venture Partners(1)	2,364,282	$17,353,830
Entities affiliated with Redpoint Ventures(2)	681,075	4,999,091
Novak Biddle Venture Partners V, LP	485,070	3,560,414
Entities affiliated with Highland Capital Partners(3)	475,899	3,493,099
Triumph Capital, LLC(4)	118,494	869,746

Total	4,124,820	$30,276,179

(1)
Consists of 756,570 shares purchased by Bessemer Venture Partners VII L.P., 330,999 shares purchased by Bessemer Venture Partners VII Institutional L.P. and 1,276,713 shares purchased by BVP VII Special Opportunity Fund L.P. Entities affiliated with Bessemer Venture Partners are holders of more than five percent of our voting securities, and Robert Stavis, a Partner of Bessemer Venture Partners, is a member of our board of directors.

(2)
Consists of 655,535 shares purchased by Redpoint Ventures III, L.P. and 25,540 shares purchased by Redpoint Associates III, LLC. Entities affiliated with Redpoint Ventures are holders of more than five percent of our voting securities, and Timothy Haley, a Managing Director of Redpoint Ventures, is a member of our board of directors.

(3)
Consists of 292,583 shares purchased by Highland Capital Partners VII Limited Partnership, 70,898 shares purchased by Highland Capital Partners VII-B Limited Partnership, 103,250 shares purchased by Highland Capital Partners VII-C Limited Partnership and 9,168 shares purchased by Highland Entrepreneurs' Fund. Entities affiliated with Highland Capital Partners are holders of more than five percent of our voting securities, and Paul Maeder, a General Partner of Highland Capital Partners, is a member of our board of directors.

(4)
John Larson, a member of our board of directors, is President of Triumph Capital, LLC.

Sales of Series D Redeemable Convertible Preferred Stock

          In March 2012 and January 2013, we sold an aggregate of 3,979,730 shares of our Series D redeemable convertible preferred stock at a price of $7.81 per share for an aggregate price of approximately $31.1 million, 1,350,036 shares of which were sold to entities affiliated with members of our board of directors and holders of more than five percent of our voting securities. The table below summarizes these sales.

Purchaser	Shares of Series D Redeemable Convertible Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with Redpoint Ventures(1)	639,828	$4,997,057
Entities affiliated with Highland Capital Partners(2)	319,914	2,498,528
Entities affiliated with Bessemer Venture Partners(3)	230,338	1,798,940
Novak Biddle Venture Partners V, LP	127,965	999,407
Triumph Capital, LLC(4)	31,991	249,850

Total	1,350,036	$10,543,781

(1)
Consists of 615,835 shares purchased by Redpoint Ventures III, L.P. and 23,993 shares purchased by Redpoint Associates III, LLC. Entities affiliated with Redpoint Ventures are holders of more than five percent of our voting securities, and Timothy Haley, a Managing Director of Redpoint Ventures, is a member of our board of directors.

(2)
Consists of 196,683 shares purchased by Highland Capital Partners VII Limited Partnership, 47,660 shares purchased by Highland Capital Partners VII-B Limited Partnership, 69,408 shares purchased by Highland Capital Partners VII-C Limited Partnership and 6,163 shares purchased by Highland Entrepreneurs' Fund. Entities affiliated with Highland Capital Partners are holders of more than five percent of our voting securities, and Paul Maeder, a General Partner of Highland Capital Partners, is a member of our board of directors.

(3)
Consists of 73,708 shares purchased by Bessemer Venture Partners VII L.P., 32,247 shares purchased by Bessemer Venture Partners VII Institutional L.P. and 124,383 shares purchased by BVP VII Special Opportunity Fund L.P. Entities affiliated with Bessemer Venture Partners are holders of more than five percent of our voting securities, and Robert Stavis, a Partner of Bessemer Venture Partners, is a member of our board of directors.

(4)
John Larson, a member of our board of directors, is President of Triumph Capital, LLC.

Loan to Chief Executive Officer

          In September 2012, we made a loan in the amount of $265,000 to Christopher Paucek, our Chief Executive Officer. The loan bore interest at the rate of 2.18% per annum and was payable in full on the seventh anniversary of the original loan, subject to acceleration in specified circumstances, including the completion of this offering. The loan was secured by a pledge of stock options held by Mr. Paucek to acquire up to 869,000 shares of common stock, as well as a pledge of the underlying shares of common stock. In October 2013, Mr. Paucek repaid the loan in full in the amount of $271,082, including accrued interest in the amount of $6,082.

Sublease to Entity Affiliated with John Katzman

          Pursuant to a sublease agreement dated November 2011, we sublease approximately 5,300 square feet of office space in our headquarters facility to an entity that is partially owned by John Katzman. Mr. Katzman is a beneficial owner of more than five percent of our common stock and was also an executive officer of our company until August 2012 and was a director of our company until December 2012. The sublease requires the subtenant to reimburse us for the allocated cost of the subleased space. For the years ended December 31, 2011, 2012 and 2013, we received $16,000, $191,000 and $191,000, respectively, under this sublease.

Marketing and Event Planning Services

          From time to time, we engage the services of a marketing and event planning company. Robert Cohen, our President and Chief Operating Officer, owns an equity interest of approximately 12% of this company. We do not have a written agreement with this company and may terminate this arrangement at any time. We are invoiced for services as they are performed, including out-of-pocket expenses incurred on our behalf and for which we reimburse this company at cost. We paid this company a total of $312,000, $373,000 and $845,000 during the years ended December 31, 2011, 2012 and 2013, respectively.

Investor Rights Agreement

          We have entered into an investor rights agreement, as amended, with our preferred stockholders, including Mr. Cohen and entities affiliated with Redpoint Ventures, Highland Capital Partners, Novak Biddle Venture Partners, Bessemer Venture Partners and Mr. Katzman. The investor rights agreement, among other things:

  •
  grants these stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of redeemable convertible preferred stock held by them;

  •
  obligates us to deliver periodic financial statements to some of the stockholders who are parties to the investor rights agreement; and

  •
  grants a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus, to the stockholders who are parties to the investor rights agreement and who hold a specified number of shares of registrable securities.

          For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock — Registration Rights." The provisions of this agreement other than those relating to registration rights will terminate upon completion of this offering. This summary discusses certain material provisions of the investor rights agreement and is qualified by the full text of the agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

          We have entered into a voting agreement, as amended, with some of our stockholders, including Messrs. Paucek and Cohen and entities affiliated with Redpoint Ventures, Highland Capital Partners, Novak Biddle Venture Partners, Bessemer Venture Partners and Mr. Katzman. The voting agreement provides for, among other things, the voting of shares with respect to the constituency of our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite supermajority of holders of our outstanding preferred stock. The voting agreement will terminate upon the completion of this offering.

Right of First Refusal and Co-Sale Agreement

          We have entered into a right of first refusal and co-sale agreement, as amended, with some of our stockholders, including Mr. Cohen and entities affiliated with Redpoint Ventures, Highland Capital Partners, Novak Biddle Venture Partners, Bessemer Venture Partners and Mr. Katzman. The right of first refusal and co-sale agreement, among other things, grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders and grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders. The right of first refusal and co-sale agreement will terminate upon the completion of this offering.

Indemnification Agreements

          Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

          In addition, we have entered into an indemnification agreement with each of our directors and some of our executive officers. For more information regarding these agreements, see "Executive Compensation — Limitations on Liability and Indemnification."

Related Person Transaction Policy

          Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

          Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

  •
  the risks, costs and benefits to us;

  •
  the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  the availability of other sources for comparable services or products; and

  •
  the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

          The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth the beneficial ownership of our common stock as of January 1, 2014, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors and director nominees;

  •
  all of our current executive officers, directors and director nominees as a group; and

  •
  each of the selling stockholders.

          The percentage ownership information shown in the table is based upon 31,130,341 shares of common stock outstanding as of January 1, 2014, after giving effect to the conversion of all of our redeemable convertible preferred stock into 23,501,208 shares of common stock, which will occur automatically immediately prior to the closing of this offering.

          We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 2, 2014, which is 60 days after January 1, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

          Except as otherwise noted below, the address for persons listed in the table is c/o 2U, Inc., 8201 Corporate Drive, Suite 900, Landover MD 20785.

							Shares Beneficially Owned After this Offering if Underwriters' Option is Exercised in Full
						Number of Additional Shares to be Sold if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
			Number of Shares Offered
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
Principal Stockholders:
Entities affiliated with Redpoint Ventures(1)	7,234,906	23.2%
John Katzman and affiliated entities(2)	4,616,734	14.7
Entities affiliated with Highland Capital Partners(3)	3,543,165	11.4
Novak Biddle Venture Partners V, L.P.(4)	3,413,330	11.0
Entities affiliated with Bessemer Venture Partners(5)	2,594,620	8.3
Executive Officers, Directors and Director Nominees:
Christopher J. Paucek(6)	810,864	2.5
Robert L. Cohen(7)	835,067	2.7
Catherine A. Graham(6)	91,667	*
Jeff C. Rinehart(6)	245,989	*
James Kenigsberg(6)	188,667	*
Michael T. Moe(8)	1,319,233	4.2
John M. Larson(9)	834,550	2.7
Mark J. Chernis(6)	125,000	*
Paul A. Maeder(3)	3,543,165	11.4
Robert M. Stavis(5)	2,594,620	8.3
Timothy M. Haley(1)	7,234,906	23.2
Sallie L. Krawcheck	—	—
Earl Lewis	—	—
All current directors, director nominees and executive officers as a group (13 persons)(10)	17,823,728	54.2
Other Selling Stockholders:

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (a) 6,963,598 shares of common stock issuable upon conversion of shares of preferred stock held by Redpoint Ventures III, L.P. ("Redpoint Ventures") and (b) 271,308 shares of common stock issuable upon conversion of shares of preferred stock held by Redpoint Associates III, LLC ("Redpoint Associates"). The shares held by Redpoint Ventures are indirectly held by Redpoint Ventures III, LLC, the general partner of Redpoint Ventures. Timothy Haley, one of our directors, along with Allen Beasley, Jeffrey D. Brody, R. Thomas Dyal, G. Bradford Jones, John L. Walecka and Geoffrey Y. Yang (the "Redpoint Managers") are the managers of Redpoint Ventures III, LLC and hold the voting and dispositive rights with respect to the shares held by Redpoint Ventures. The Redpoint Managers also have voting and dispositive rights with respect to the shares held by Redpoint Associates. The principal business address of Redpoint Ventures and Redpoint Associates is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

(2)
Consists of (a) 2,023,719 shares of common stock held by Mr. Katzman directly, (b) 2,398,015 shares of common stock held by Mr. Katzman's family members and family trusts and (c) 195,000 shares of common stock underlying options held by Mr. Katzman directly that are vested and exercisable within 60 days of January 1, 2014.

(3)
Consists of (a) 2,178,336 shares of common stock issuable upon conversion of shares of preferred stock held by Highland Capital Partners VII, Limited Partnership ("Highland VII"), (b) 527,852 shares of common stock issuable upon conversion of shares of preferred stock held by Highland Capital Partners VII-B, Limited Partnership ("Highland VII-B"), (c) 768,720 shares of common stock issuable upon conversion of shares of preferred stock held by Highland Capital Partners VII-C, Limited Partnership ("Highland VII-C") and (d) 68,257 shares of common stock issuable upon conversion of shares of preferred stock held by Highland Entrepreneurs' Fund VII, Limited Partnership ("Highland Entrepreneurs"

  and together with Highland VII, Highland VII-B and Highland VII-C, the "Highland Entities"). Highland Management Partners VII, Limited Partnership ("HMP LP") is the general partner of each of the Highland Entities. Highland Management Partners VII, LLC ("HMP LLC") is the general partner of HMP LP. Paul A. Maeder, one of our directors, and Peter W. Bell, Sean M. Dalton, Robert J. Davis, Daniel J. Nova and Corey M. Mulloy are the managing members of HMP LLC and share voting and investment power over the shares held by the Highland Entities. The principal business address for the Highland Entities is One Broadway, 16th Floor, Cambridge, MA 02142.

(4)
Consists of shares of common stock issuable upon conversion of shares of preferred stock. Novak Biddle Company V, LLC is the general partner of Novak Biddle Venture Partners V, L.P. AGW Biddle III and E. Rogers Novak, Jr. are the managing members of Novak Biddle Company V, LLC and share voting and investment power over the shares held by Novak Biddle Venture Partners V, L.P. The principal business address of Novak Biddle Venture Partners V, L.P. is 7501 Wisconsin Avenue, East Tower, Suite 1380, Bethesda, MD 20814.

(5)
Consists of (a) 830,278 shares of common stock issuable upon conversion of shares of preferred stock held by Bessemer Venture Partners VII L.P. ("Bessemer VII"), (b) 363,246 shares of common stock issuable upon conversion of shares of preferred stock held by Bessemer Venture Partners VII Institutional L.P. ("Bessemer Institutional") and (c) 1,401,096 shares of common stock issuable upon conversion of shares of preferred stock held by BVP Special Opportunity Fund L.P. ("Bessemer SOF" and together with Bessemer VII and Bessemer Institutional, the "Bessemer Entities"). Deer VII & Co. L.P. is the general partner of each of the Bessemer Entities, and Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Each of Deer VII & Co. L.P. and Deer VII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Bessemer Entities. Robert M. Stavis, one of our directors, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VII & Co. Ltd. Investment and voting decisions with respect to shares held by the Bessemer Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. No stockholder, partner, director, officer, manager, member or employee of Deer VIII & Co. L.P. or Deer VII & Co. Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the Bessemer Entities. The principal business address for the Bessemer Entities is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(6)
Consists of shares of common stock underlying options that are vested and exercisable within 60 days of January 1, 2014.

(7)
Consists of (a) 5,800 shares of common stock held by Mr. Cohen directly, (b) 300,000 shares of common stock held by a family trust of which Mr. Cohen's spouse is one of the trustees, (c) 199,323 shares of common stock underlying options that are vested and exercisable within 60 days of January 1, 2014 and (d) 329,944 shares of common stock issuable upon conversion of shares of preferred stock held by Mr. Cohen directly.

(8)
Consists of (a) 1,151,802 shares of common stock held by GSV Capital Corp. ("GSV") and (b) 167,431 shares of common stock issuable upon conversion of shares of preferred stock held by GSV. Mr. Moe is the chief executive officer of GSV and may be deemed to have beneficial ownership of the shares held by GSV.

(9)
Consists of (a) 100,000 shares of common stock underlying options held by Mr. Larson directly that are vested and exercisable within 60 days of January 1, 2014 and (b) 734,500 shares of common stock issuable upon conversion of shares of preferred stock held by Triumph Capital, LLC ("Triumph"). Mr. Larson is the sole member of Triumph and may be deemed to have beneficial ownership of the shares held by Triumph.

(10)
Consists of (a) 1,457,602 shares of common stock, (b) 14,604,616 shares of common stock issuable upon conversion of shares of preferred stock and (c) 1,761,509 shares of common stock underlying options that are vested and exercisable within 60 days of January 1, 2014.

DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

          Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                   shares of common stock, $0.001 par value per share, and                  shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of                  , 2014, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been                  shares of common stock issued and outstanding, held of record by                   stockholders.

Common Stock

  Voting Rights

          Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

  Dividends

          Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

  Liquidation

          In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

  Rights and Preferences

          Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

          All currently outstanding shares of redeemable convertible preferred stock will be converted automatically to common stock immediately prior to the completion of this offering.

          Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

          Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

          We have no present plans to issue any shares of preferred stock.

Options

          As of December 31, 2013, under our 2008 plan, options to purchase an aggregate of 5,883,885 shares of common stock were outstanding. For additional information regarding the terms of this plan, see "Executive Compensation — Equity Incentive Plans."

Warrants

          We have outstanding immediately exercisable warrants to purchase 83,818 shares of our Series D redeemable convertible preferred stock, each at an exercise price of $7.81 per share and which expire between April 2022 and December 2023. The warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, these warrants will automatically convert into warrants to purchase 83,818 shares of our common stock.

          We have also granted piggyback registration rights to the warrant holders, as more fully described below under "— Registration Rights."

Registration Rights

          We and the holders of our existing redeemable convertible preferred stock, the holders of our warrants and certain holders of our common stock have entered into an investor rights agreement. The registration rights provisions of this agreement provide some of those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our redeemable convertible preferred stock in connection with our initial public offering.

  Demand Registration Rights

          At any time beginning six months following this offering, the holders of at least a majority of the shares issuable upon conversion of our redeemable convertible preferred stock and some shares of our common stock have the right to demand that we file up to a total of two registration statements, so long as the anticipated offering price, net of underwriting discounts and commissions, is at least $15,000,000. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as practicable, and in any event within 90 days of the request. An aggregate of                  shares of common stock will be entitled to these demand registration rights.

  Piggyback Registration Rights

          At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our redeemable convertible preferred stock, some holders of shares of our common stock and the holder of our currently outstanding warrants will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of                  shares of common stock will be entitled to these piggyback registration rights.

  Registration on Form S-3

          At any time after we become eligible to file a registration statement on Form S-3, holders of our common stock that are issued upon conversion of our redeemable convertible preferred stock and holders of some shares of our common stock will be entitled, upon the written request of the holders of at least 10% of such shares, up to twice in any 12-month period, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $2,000,000 and subject to other specified conditions and limitations. An aggregate of                  shares of common stock will be entitled to these Form S-3 registration rights.

  Expenses of Registration

          We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

  Termination of Registration Rights

          The registration rights granted under the investor rights agreement will terminate upon the second anniversary of the closing of this offering or, if earlier, with respect to a particular holder, at such time as that holder and its affiliates may sell all of their shares of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, without any restrictions on volume.

Anti-Takeover Provisions

  Section 203 of the Delaware General Corporation Law

          Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

          In general, Section 203 defines a "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

          In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

        Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this
        Offering

          Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

          Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

          Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder's notice.

          Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

          The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

          These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

          Our restated certificate will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in certain other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent's address is 6201 15th Avenue, Brooklyn, NY 11219.

Stock Exchange Listing

          We have applied to list our common stock on the NASDAQ Global Market under the trading symbol "TWOU".

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

          Based on the number of shares outstanding on                  , upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares,              shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act. The remaining                  shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

          As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

  •
  the             shares sold in this offering and             of the existing restricted shares will be eligible for immediate sale upon the completion of this offering;

  •
  approximately             restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus under Rule 144 and Rule 701; and

  •
  approximately                  restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

          In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

  Non-Affiliates

          Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

  •
  the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

  •
  we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

  •
  we are current in our Exchange Act reporting at the time of sale.

          Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

  Affiliates

          Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately               shares immediately after the completion of this offering based on the number of shares outstanding as of               , 2014; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

          Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

          As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2008 plan and 2014 plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

          We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling stockholders, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus.

Registration Rights

          On the date beginning six months after the date of this prospectus, the holders of             shares of our common stock issuable upon the conversion of our redeemable convertible preferred stock,             other shares of our common stock and 83,818 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, as well as additional shares that may be acquired by certain holders after the completion of this offering, will be entitled to specified rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock — Registration Rights" for additional information.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

          We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

          In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

          There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

          Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in "—Gain on Sale, Exchange or Other Disposition of Our Common Stock." Any such distribution will also be subject to the discussion below under the heading "Foreign Accounts."

          Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

          Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "—Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation." Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

          Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

          We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "—Distributions on Our Common Stock", generally will be exempt from U.S. backup withholding.

          Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Withholding on Foreign Accounts (FATCA)

          The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding provisions described above will generally apply to dividends on our common stock paid on or after July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

UNDERWRITING

          We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
Pacific Crest Securities LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          We and the selling stockholders have granted the underwriters an option to buy up to an additional             shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional         shares of our common stock.

	Per Share	Total – No Exercise	Total – Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by:
Us
The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, our officers, directors, holders of substantially all of our outstanding capital stock and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date

180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. See "Shares Eligible for Future Sale — Lock-Up Agreements" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list our common stock on the NASDAQ Global Market under the symbol "TWOU".

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $       million.

          We have agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, any required review by FINRA in connection with this offering in an amount not to exceed $25,000.

          We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

          The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

          The consolidated financial statements and schedules of 2U, Inc. as of December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to 2U and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

          You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

          Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.2U.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
2U, Inc.:

          We have audited the accompanying consolidated balance sheets of 2U, Inc. and subsidiary (the Company) as of December 31, 2012 and 2013, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II — Valuation and Qualifying Accounts. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 2U, Inc. and subsidiary as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                      /s/ KPMG LLP

McLean, Virginia
February 21, 2014

2U, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
			Pro Forma December 31, 2013
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$25,190	$7,012	$7,012
Accounts receivable, net	248	1,835	1,835
Advance to clients, current	498	581	581
Prepaid expenses	823	1,763	1,763

Total current assets	26,759	11,191	11,191
Property and equipment, net	4,871	5,231	5,231
Capitalized content development costs, net	6,608	8,904	8,904
Related party receivables	265	—	—
Advance to clients, non-current	498	—	—
Other non-current assets	876	3,326	3,326

Total assets	$39,877	$28,652	$28,652

Liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$2,964	$5,089	$5,089
Accrued expenses and other current liabilities	6,037	12,025	12,025
Deferred revenue	736	1,266	1,266
Refunds payable	1,228	1,831	1,831

Total current liabilities	10,965	20,211	20,211
Rebate reserve	1,891	1,571	1,571
Other non-current liabilities	611	847	721

Total liabilities	13,467	22,629	22,503
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
Redeemable convertible Series A preferred stock, $0.001 par value, 10,033,976 shares authorized, issued and outstanding as of December 31, 2012 and December 31 2013; no shares issued and outstanding pro forma; liquidation preference of $12,732 as of December 31, 2013	12,244	12,384	—
Redeemable convertible Series B preferred stock, $0.001 par value, 5,057,901 shares authorized, issued and outstanding as of December 31, 2012 and December 31 2013; no shares issued and outstanding pro forma; liquidation preference of $22,564 as of December 31, 2013	22,068	22,210	—
Redeemable convertible Series C preferred stock, $0.001 par value, 4,429,601 shares authorized, issued and outstanding as of December 31, 2012 and December 31 2013; no shares issued and outstanding pro forma; liquidation preference of $32,519 as of December 31, 2013	32,359	32,405	—
Redeemable convertible Series D preferred stock, $0.001 par value, 3,992,527 shares authorized, 3,339,902 issued and outstanding as of December 31, 2012; liquidation preference of $26,100 as of December 31, 2012; 4,069,352 shares authorized, 3,979,730 issued and outstanding as of December 31 2013; no shares issued and outstanding pro forma; liquidation preference of $31,100 as of December 31, 2013.	26,035	31,048	—

Total redeemable convertible preferred stock	92,706	98,047	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value, 35,984,090 shares authorized, 7,386,133 issued and outstanding as of December 31, 2012; 60,000,000 shares authorized, 7,629,133 issued and outstanding as of December 31, 2013; 31,130,341 shares issued and outstanding pro forma	7	8	31
Additional paid-in capital	5,483	7,817	105,967
Accumulated deficit	(71,786)	(99,849)	(99,849)

Total stockholders' (deficit) equity	(66,296)	(92,024)	6,149

Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$39,877	$28,652	$28,652

See accompanying notes to the consolidated financial statements.

2U, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2011	2012	2013
Revenue	$29,733	$55,879	$83,127
Costs and expenses:
Servicing and support	12,300	14,926	22,718
Technology and content development	5,117	8,299	19,472
Program marketing and sales	32,116	45,390	54,103
General and administrative	5,104	10,342	14,840

Total costs and expenses	54,637	78,957	111,133

Loss from operations	(24,904)	(23,078)	(28,006)
Other income (expense):
Interest expense	(19)	(73)	27
Interest income	45	38	26

Total other income (expense)	26	(35)	53

Loss before income taxes	(24,878)	(23,113)	(27,953)
Income tax expense	—	—	—

Net loss	(24,878)	(23,113)	(27,953)
Preferred stock accretion	(314)	(339)	(347)

Net loss attributable to common stockholders	$(25,192)	$(23,452)	$(28,300)

Net loss per share attributable to common stockholders, basic and diluted	$(3.77)	$(3.33)	$(3.81)

Weighted average common shares outstanding, basic and diluted	6,680,085	7,037,090	7,432,055

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.92)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)			30,885,803

See accompanying notes to the consolidated financial statements.

2U, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

(in thousands, except share amounts)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance, January 1, 2011	6,680,085	$6	$3,292	$(23,795)	$(20,497)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(314)	—	(314)
Stock-based compensation expense	—	—	839	—	839
Net loss	—	—	—	(24,878)	(24,878)

Balance, December 31, 2011	6,680,085	6	3,817	(48,673)	(44,850)

Exercise of stock options	706,048	1	610	—	611
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(339)	—	(339)
Stock-based compensation expense	—	—	1,395	—	1,395
Net loss	—	—	—	(23,113)	(23,113)

Balance, December 31, 2012	7,386,133	7	5,483	(71,786)	(66,296)

Exercise of stock options	290,604	1	324	—	325
Repurchase of common shares	(47,604)	—	(69)	(110)	(179)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(347)	—	(347)
Stock-based compensation expense	—	—	2,426	—	2,426
Net loss	—	—	—	(27,953)	(27,953)

Balance, December 31, 2013	7,629,133	$8	$7,817	$(99,849)	$(92,024)

See accompanying notes to the consolidated financial statements.

2U, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities
Net loss	$(24,878)	$(23,113)	$(27,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,551	2,869	4,335
Stock-based compensation expense	839	1,395	2,426
Interest expense incurred in connection with convertible debt	19	—	—
Amortization of deferred financing costs	—	74	—
Change in the fair value of the Series D redeemable convertible preferred stock warrant	—	(22)	(33)
Loss on impairment and disposal of long-lived assets	—	—	811
Changes in operating assets and liabilities:
Accounts receivable	(1,312)	1,142	(1,587)
Advances to clients	(996)	—	415
Prepaid expenses	(590)	(24)	(939)
Related party receivable	—	(265)	265
Other assets	(127)	(133)	(1,384)
Accounts payable	(101)	1,328	1,894
Accrued expenses and other current liabilities	3,360	1,047	4,986
Deferred revenue	2,144	(5,002)	530
Refunds payable	513	159	603
Rebate reserve	618	240	(320)
Other liabilities	348	120	269

Net cash used in operating activities	(18,612)	(20,185)	(15,682)
Cash flows from investing activities
Expenditures for property, equipment, and internally developed software	(2,512)	(2,275)	(2,367)
Capitalized content cost expenditures	(3,656)	(2,578)	(5,213)
Other investing activities	(90)	(362)	(56)

Net cash used in investing activities	(6,258)	(5,215)	(7,636)
Cash flows from financing activities
Proceeds from exercise of stock options	—	611	325
Repurchase of common shares	—	—	(179)
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	31,510	—	—
Proceeds from issuance of Series D redeemable convertible preferred stock, net of issuance costs	—	26,021	4,994
Proceeds from issuance of convertible debt	750	—	—

Net cash provided by financing activities	32,260	26,632	5,140
Net increase (decrease) in cash and cash equivalents	7,390	1,232	(18,178)
Cash and cash equivalents, beginning of period	16,568	23,958	25,190

Cash and cash equivalents, end of period	$23,958	$25,190	$7,012

Supplemental disclosure of noncash investing and financing activities
Conversion of debt to redeemable convertible preferred stock	$769	$—	$—
Accretion of issuance costs on redeemable convertible preferred stock	314	339	347
Accrued capital expenditures	157	40	216
Deferred offering costs included in accounts payable and accrued expenses	—	—	1,057
Issuance of Series D redeemable convertible preferred stock warrant in connection with revolving line of credit	—	—	107

See accompanying notes to the consolidated financial statements.

2U, Inc.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts)

1. Description of the Business

          2U, Inc. (the "Company") was incorporated as 2Tor Inc. in the State of Delaware in April 2008 and changed its name to 2U, Inc. in October 2012. Under long-term agreements, the Company provides a proprietary, cloud-based technology platform, bundled with technology-enabled services, that allows leading colleges and universities to deliver high quality online degree programs and courses, extending the universities' reach and distinguishing their brands. The Company's comprehensive learning platform acts as the hub for all student and faculty academic and social interaction. The Company also provides a suite of technology-enabled services that support the complete lifecycle of a higher education program or course, including attracting students, facilitating in-program field placements and providing technical support.

          Since its inception, the Company has incurred substantial losses. As of December 31, 2012 and 2013, the accumulated deficit was $71,786 and $99,849, respectively. The Company has financed its operations primarily through issuances of redeemable convertible preferred stock and believes it has adequate financial resources, including cash on hand, working capital and available credit facilities, to fund its existing operations. If additional financing were not available, it could limit the Company's opportunity to capitalize on future growth opportunities.

2. Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Presentation

          The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the "SEC") for the proposed initial public offering of shares of its common stock (the "IPO"). If the IPO is consummated, all of the redeemable convertible preferred stock outstanding will convert to common stock.

          The unaudited pro forma net loss per share for the year ended December 31, 2013 assumes the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon the completion of the IPO as of January 1, 2013 or the time of issuance, if later, and the conversion of the warrants to purchase Series D redeemable convertible preferred stock into common stock warrants as of December 31, 2013. The amounts recorded in 2013 to adjust the Series D warrant liability to fair value have been added back to net loss to arrive at pro forma net loss per share.

          The Company believes that the unaudited pro forma net loss per share provides material information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the IPO and, therefore, the disclosure of pro forma net loss per share provides a measure of net loss per share that is comparable to what will be reported as a public company.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

Use of Estimates

          The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to the useful lives of long-lived assets, fair value measurement and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

          Cash and cash equivalents consist of bank checking and money market accounts and investments in certificates of deposit that mature in less than three months. The Company considers all highly liquid marketable securities with maturities at the time of purchase of three months or less to be cash equivalents, and they are carried at fair value.

Revenue Recognition and Deferred Revenue

          The Company recognizes revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement exists, (ii) rendering of services is complete, (iii) fees are fixed or determinable and (iv) collection of fees is reasonably assured.

          The Company derives revenue under long-term contracts that typically range from 10 to 15 years in length. Under these contracts, the Company enables access to its cloud-based technology platform and provides technology-enabled marketing, content development and supporting services to its clients and their faculty and students. The Company is entitled to a contractually specified percentage of net program proceeds from its clients. These net program proceeds represent gross proceeds billed by clients to students, less credit card fees and other specified charges the Company has agreed to exclude in its contract with a client. A refund allowance is established for our share of tuition and fees ultimately uncollected by our clients. The Company also offered rebates to a group of students who enrolled in a specific client program between 2009 and 2011, which the Company will pay to the student if he or she completes the degree and certain post-graduation work requirements within a specified period of time. These rebates and refunds offset the net program proceeds recognized as revenue. Revenue is recognized ratably over the service period, which the Company defines as the first through the last day of classes for each term in a client's program. The Company invoices its clients based on enrollment reports that are generated by its clients. In some instances, these enrollment reports are received prior to the conclusion of the drop/add period. In such cases, the Company establishes a reserve against revenue, if necessary, based on its estimate of changes in enrollments expected prior to the end of the drop/add period.

          The Company generates revenue from multiple-deliverable contractual arrangements with its clients. Under each of these arrangements, the Company provides (i) a cloud-based technology platform that serves as a learning platform for client faculty and students and which also enable a

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

comprehensive range of other client functions, (ii) program marketing and application services for student acquisition, (iii) in conjunction with the client's faculty members, content development for courses and (iv) faculty and student support services, including technical field training and support, non-academic student advising, academic progress monitoring and career services.

          In order to treat deliverables in a multiple-deliverable contractual arrangement as separate units of accounting, deliverables must have standalone value upon delivery. The services are provided solely in support of courses offered over the Company's platform and for students of the online courses delivered over our platform. Accordingly, the Company has determined that no individual deliverable has standalone value upon delivery and, therefore, deliverables within the Company's multiple-deliverable arrangements do not qualify for treatment as separate units of accounting. Accordingly, the Company considers all deliverables to be a single unit of accounting and recognizes revenue from the entire arrangement over the term of the service period.

          Advance payments are recorded as deferred revenue until services are delivered or obligations are met, at which time revenue is recognized. Deferred revenue as of a particular balance sheet date represents the excess of amounts received as compared to amounts recognized in revenue in the consolidated statements of operations as of the end of the reporting period, and such amounts are reflected as a current liability on the Company's consolidated balance sheets.

Advertising Costs

          The Company expenses advertising costs as incurred. The amounts expensed for the years ended December 31, 2011, 2012 and 2013 were not material. The Company records its advertising costs as program marketing and sales expense in the Company's consolidated statements of operations.

Fair Value Measurements

          The carrying amounts of certain assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities, approximate their respective fair values due to their short-term nature.

          Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in the absence of a principal, most advantageous, market for the specific asset or liability.

          U.S. GAAP provides for a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The fair value hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

  •
  Level 1 — Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

  •
  Level 2 — Observable inputs, other than quoted prices in active markets, that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

  •
  Level 3 — Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

          The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. This determination requires significant judgments to be made. The following tables summarize the conclusions reached as of December 31, 2012 and 2013:

	Balance as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$19,030	$19,030	$—	$—

Liabilities:
Series D redeemable convertible preferred stock warrant	$52	$—	$—	$52

	Balance as of December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$3,357	$3,357	$—	$—

Liabilities:
Series D redeemable convertible preferred stock warrant	$126	$—	$—	$126

          In order to determine the fair value of the Series C and Series D redeemable convertible preferred stock warrants, the Company used an option pricing model for the years ended 2012 and 2013. The valuation required the input of subjective assumptions, including the risk-free interest rate, the value of the underlying securities and the expected stock price volatility. The risk-free interest rate assumption was based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the term of the warrants. The expected stock price volatility assumption was based on historical volatilities for publicly traded stock of comparable companies over the term of the warrants.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

          The following table presents the changes in the Company's Level 3 instruments measured at fair value on a recurring basis:

	Series C Warrant	Series D Warrants
Balance as of December 31, 2011	—	—
Issuance of warrant	—	74
Change in fair value of warrant liability	—	(22)

Balance as of December 31, 2012	—	52
Issuance of warrant	—	107
Change in fair value of warrant liability	—	(33)

Balance as of December 31, 2013	$—	$126

Accounts Receivable and Allowance for Doubtful Accounts

          Accounts receivable are stated at realizable value. The Company extends a minimal amount of uncollateralized credit to its clients. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the amounts due. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company's estimates. As of December 31, 2012 and 2013, the Company determined that no significant allowance for doubtful accounts was necessary.

Concentration of Credit Risk

          Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. All of the Company's cash is held at financial institutions that management believes to be of high credit quality. The Company's bank accounts exceed federally insured limits at times. The Company has not experienced any losses on cash to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its clients and maintains an allowance for doubtful accounts, if needed.

          The Company has two contracts with the same university that accounted for an aggregate of 94%, 78% and 69% of its revenue for the years ended December 31, 2011, 2012 and 2013, respectively, and an aggregate of 51% of accounts receivable as of each of December 31, 2012 and 2013. Additionally, the Company has a contract with another university that accounted for approximately 15% and 16% of its revenue for the years ended December 31, 2012 and 2013, respectively. Further, the Company has a contract with a third university that accounted for approximately 26% of its accounts receivable as of December 31, 2013.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

Property and Equipment

          Property and equipment is stated at cost less accumulated depreciation and amortization. Computer software is included in property and equipment and consists of purchased software and internally-developed software. Expenditures for major additions, construction and improvements are capitalized. Depreciation and amortization is expensed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years for computer hardware and three to ten years for furniture and office equipment. Leasehold improvements are depreciated on a straight-line basis over the lesser of the remaining term of the leased facility or the estimated useful life of the improvement, which ranges from five to ten years. Useful lives of significant assets are periodically reviewed and adjusted prospectively to reflect the Company's current estimates of the respective assets' expected utility. Repair and maintenance costs are expensed as incurred.

          The Company capitalizes certain costs associated with internally-developed software, primarily consisting of direct labor associated with creating the software. Software development projects generally include three stages: the preliminary project stage (all costs are expensed as incurred), the application development stage (certain costs are capitalized and certain costs are expensed as incurred) and the post-implementation/operation stage (all costs are expensed as incurred). Costs capitalized in the application development stage include costs of designing the application, coding, integrating the Company's and the university's networks and systems, and the testing of the software. Capitalization of costs requires judgment in determining when a project has reached the application development stage and the period over which the Company expects to benefit from the use of that software. Once the software is placed in service, these costs are depreciated on the straight-line method over the estimated useful life of the software, which is generally three years. Internal software development costs of $1,514, $1,078 and $1,341 were capitalized during the years ended December 31, 2011, 2012 and 2013, respectively. Amortization expense related to the capitalized internally-developed software was $426, $887 and $1,473 for the years ended December 31, 2011, 2012 and 2013, respectively, and is included in technology and content development costs in the accompanying consolidated statements of operations. The net book value of capitalized internally-developed software was $2,508 and $2,397 at December 31, 2012 and 2013, respectively.

Capitalized Content Development Costs

          The Company works with each client's faculty members to develop and maintain educational content that is delivered to their students through the Company's cloud-based technology platform. The online content developed jointly by the Company and its clients consists of subjects chosen and taught by clients' faculty members and incorporates references and examples designed to remain relevant over extended periods of time. Online delivery of the content, combined with live, face-to-face instruction, provides the Company with rapid user feedback that it uses to make ongoing corrections, modifications and improvements to the course content. The Company's clients retain all intellectual property rights to the developed content, although the Company retains the rights to the content packaging and delivery mechanisms. Much of the Company's new content development uses proven delivery platforms and is therefore primarily subject-specific in nature. As

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

a result, a significant portion of content development costs qualify for capitalization due to the focus of the Company's development efforts on the unique subject matter of the content. Similar to on-campus programs offered by the Company's clients, the online graduate degree programs enabled by the Company offer numerous courses for each degree. The Company therefore capitalizes its development costs on a course-by-course basis. As students must matriculate into a client program in order to take a course, revenues and identifiable cash flows are also measured at the client program level.

          Costs related to the Company's pilot program with a consortium of undergraduate schools are currently being expensed, and given the limited history with this program and the significant difference between this service and the Company's core service offerings, management is currently unable to conclude that the costs will be recoverable.

          The Company develops content on a course-by-course basis in conjunction with the faculty for each client program. The client and its faculty generally provide course outlines in the form of the curriculum, required text books, case studies and other reading materials, as well as presentations that are typically used in the on-campus setting. The Company is then responsible for, and incurs all of the expenses related to, the conversion of the materials provided by the client into a format suitable for delivery through the Company's cloud-based technology platform.

          The content development costs that qualify for capitalization are third-party direct costs, such as videography, editing and other services associated with creating digital content. Additionally, the Company capitalizes internal payroll and payroll-related costs incurred to create and produce videos and other digital content utilized in the clients' programs for delivery via the Company's platform. Capitalization ends when content has been fully developed by both the Company and the client, at which time amortization of the capitalized content development costs begins. The capitalized costs are recorded on a class-by-class basis and included in capitalized content costs on the consolidated balance sheets. These costs are amortized using the straight-line method over the estimated useful life of the respective capitalized content program, which is generally five years. The estimated useful life corresponds with the Company's planned curriculum refresh rate. This refresh rate is consistent with expected curriculum refresh rates as cited by program faculty members for similar on-campus programs. In order to assess the recoverability of the capitalized content development costs, the costs are grouped by program, which is the lowest level of independent cash flows. It is reasonably possible that the capitalized content development costs and internally developed software could become obsolete before the estimated useful lives are complete.

Impairment of Long-Lived Assets

          The Company reviews long-lived assets, which consist of property and equipment and capitalized content costs, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying value of the asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are not recoverable, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the estimated fair value (discounted cash flow) of the asset or

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

asset group. For the years ended December 31, 2011 and 2012, no impairment of long-lived assets was deemed to have occurred. In December 2013, the Company evaluated the recoverability of its capitalized assets and determined that the estimated carrying value of one asset group exceeded its net realizable value. The Company determined that these capitalized amounts were not recoverable, performed an impairment assessment and recorded an impairment charge of $763 in the fourth quarter of 2013. The Company's impairment analysis is based upon forecasted financial results. The actual results could vary from the Company's forecasts, especially in relation to recently launched programs. The Company may record additional impairment charges in the short term.

Other Non-Current Assets

          Other non-current assets consist primarily of costs the Company defers and capitalizes which are incurred directly in connection with its planned IPO and obtaining its revolving line of credit. Additional other non-current assets consist of intangible assets associated with the Company's registered domain names and security deposits on leased office facilities. Deferred IPO costs remain capitalized until the IPO is consummated, at which time the asset will be fully reduced and partially offset the cash proceeds received from the IPO, or alternatively, expensed immediately in the event that the IPO transaction is abandoned or terminated. Deferred financing costs are amortized over a useful life equal to the term of the underlying line of credit.

          Total other non-current assets consisted of the following as of:

	December 31,
	2012	2013
Deferred IPO costs	$—	$1,781
Deferred financing costs	63	634
Other non-current assets	813	911

Total other non-current assets	$876	$3,326

Refunds Payable

          The Company records a refunds payable liability related to the amounts owed to clients as a result of students defaulting on their payments to the client. The Company may receive its portion of net program proceeds prior to the client collecting the full amount of tuition and applicable fees from its students. The Company calculates the refunds payable liability by estimating the future amounts owed to the client resulting from non-payment by students. The Company's estimate is based on historical collection experience, market and income trends, and a review of the client's accounts receivable aging.

Rebate Reserve

          The Company has recorded a rebate reserve liability that results from having offered students who first enrolled in a specific Master of Arts in Teaching program between April 2009 and June

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

2011 a rebate if they complete their degree and teach for five consecutive years in a designated low-income school. The Company accounts for the rebate reserve as a contingent sales incentive and has recorded a rebate reserve liability to recognize the obligation to rebate amounts to students who satisfactorily complete the rebate requirements.

Advances to Clients

          The Company sometimes advances payments to its clients in order to fund start-up expenses of the program on behalf of the client. Advances to clients are stated at realizable value. The advances are repaid to the Company on terms as required in the respective agreements. The Company recognizes imputed interest expense on these advance payments when there is a significant amount of imputed interest.

Comprehensive Loss

          The Company's net loss equals comprehensive loss for all periods presented as the Company has no components of other comprehensive income.

Stock-Based Compensation

          The Company accounts for stock-based compensation awards based on the fair value of the award as of the grant date. For awards subject to service-based vesting conditions, the Company recognizes stock-based compensation expense on a straight-line basis over the awards' requisite service period, adjusted for estimated forfeitures. For awards subject to both performance and service-based vesting conditions, the Company recognizes stock-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved.

          See Note 10 for a discussion of assumptions used in calculating the fair value of stock options.

Basic and Diluted Loss per Common Share

          The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company's redeemable convertible preferred stock are entitled to participate in distributions, when and if declared by the board of directors, that are made to common stockholders, and as a result are considered participating securities.

          Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

2. Significant Accounting Policies (Continued)

dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Diluted net loss per common share is computed under the two-class method by using the weighted average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the "if-converted" method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two-class or "if-converted") as its diluted net income per share during the period. Due to net losses for the years ended December 31, 2011, 2012 and 2013, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Recent Accounting Pronouncements

          In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." This guidance provides financial statement presentation guidance on whether an unrecognized tax benefit must be presented as either a reduction to a deferred tax asset or separately as a liability. ASU No. 2013-11 will be effective for interim or annual periods beginning after December 15, 2013, which the Company will adopt as of January 1, 2014. The adoption of this guidance is not expected to have a material impact on the Company's financial condition, results of operations or disclosures.

3. Property and Equipment

          Property and equipment consisted of the following as of:

	December 31,
	2012	2013
Internally-developed software	$4,175	$5,516
Computer hardware	1,398	2,082
Furniture and office equipment	748	774
Leasehold improvements	1,076	1,494

Total	7,397	9,866
Accumulated depreciation	(2,526)	(4,635)

Property and equipment, net	$4,871	$5,231

          Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $683, $1,344 and $2,131, respectively.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

4. Capitalized Content Development Costs

          Capitalized content development costs consisted of the following as of:

	December 31,
	2012	2013
Capitalized content development costs	$8,016	$11,816
Capitalized content development costs in process	1,383	1,961
Accumulated amortization	(2,791)	(4,873)

Capitalized content development costs, net	$6,608	$8,904

          The Company recorded amortization expense related to capitalized content development costs of $863, $1,495 and $2,157 for the years ended December 31, 2011, 2012 and 2013, respectively.

          As of December 31, 2013, the estimated future amortization expense for the capitalized content costs is as follows:

2014	$2,303
2015	1,990
2016	1,501
2017	858
2018	291
Thereafter	—

5. Commitments and Contingencies

Line of Credit

          On April 5, 2012, the Company secured a revolving line of credit from a bank for an aggregate borrowing base not to exceed $10,000. The Company never borrowed under this line of credit. On December 31, 2013, the Company entered into a new credit agreement which replaced its prior line of credit with a new revolving line of credit for an aggregate borrowing base not to exceed $37,000. On January 21, 2014, the Company borrowed $5,000 under this line of credit and repaid this borrowing in full on February 18, 2014. The availability of this credit line is subject to the Company's compliance with certain reporting and financial covenants. The Company is currently in compliance with all such covenants.

Legal Contingencies

          From time to time, the Company may become involved in legal proceedings or other contingencies in the ordinary course of its business. The Company is not presently involved in any legal proceeding or other contingency that, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows. Accordingly, the Company does not believe that there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred as of the date of the balance sheets presented herein.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

5. Commitments and Contingencies (Continued)

Program Marketing and Sales Commitments

          When the Company enters into new program agreements with its clients, the Company commits to meet certain staffing and spending investment thresholds related to program marketing and sales activities. The Company believes it is currently in compliance with all such commitments.

Operating Leases

          The Company leases office facilities under non-cancelable operating leases in California, New York, Maryland, Missouri, North Carolina and Hong Kong. The Company also leases furniture and office equipment under non-cancelable leases. As of December 31, 2013, the future minimum lease payments (net of aggregate expected sublease payments of $694) were as follows:

2014	$2,513
2015	2,327
2016	2,395
2017	1,909
2018	1,242
Thereafter	739

Total future minimum lease payments	$11,125

          The future minimum lease payments due under non-cancelable operating lease arrangements contain fixed rent increases over the term of the lease. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis. The excess of rent expense over future minimum lease payments due has been reported in other non-current liabilities in the accompanying consolidated balance sheets. As of December 31, 2012 and 2013, the deferred rent liability related to these leases totaled $469 and $516, respectively.

          Total rent expense (net of sublease income of $109, $284 and $284) for the years ended December 31, 2011, 2012 and 2013 was $1,205, $1,654 and $2,105, respectively.

6. Income Taxes

          The components of loss before income taxes for the years ended December 31 were as follows:

	2011	2012	2013
Domestic	$(24,878)	$(23,113)	$(27,953)

Total loss before income taxes	$(24,878)	$(23,113)	$(27,953)

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

6. Income Taxes (Continued)

          A reconciliation between the Company's statutory federal income tax rate and the effective tax rate for the years ended December 31, is as follows:

	2011	2012	2013
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
U.S. state income taxes, net of federal benefits	1.9	5.3	7.3
Non-deductible expenses	(1.3)	(2.1)	(2.1)
Change in valuation allowance	(35.2)	(38.1)	(39.9)
Other	(0.4)	(0.1)	(0.3)

Effective tax rate	0.0%	0.0%	0.0%

          The significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2012	2013
Deferred tax assets:
Accrued expenses and other	$686	$1,501
Rebate reserve	724	677
Deferred rent	165	211
Stock compensation	263	797
Net operating loss carryforwards	26,386	37,874
Valuation allowance	(23,864)	(34,921)

Total deferred tax assets	$4,360	$6,139

Deferred tax liabilities:
Prepaid expenses	$(187)	$(462)
Capitalized content development costs	(2,532)	(3,841)
Capitalized software development costs	(961)	(1,034)
Property and equipment	(680)	(802)

Total deferred tax liabilities	$(4,360)	$(6,139)

Net deferred tax assets/liabilities	$—	$—

          At December 31, 2012 and 2013, the Company had federal net operating loss ("NOL") carryforwards of $63,186 and $86,077, respectively, which expire between 2029 and 2033. At December 31, 2012 and 2013, the Company had individual state net operating loss carryforwards up to $51,245 and $73,124, respectively, which expire between 2021 and 2033. For financial reporting purposes, a full valuation allowance has been established to offset the net deferred tax assets. The total increase in the valuation allowance was $11,057 for the year ended December 31, 2013, as the Company has not generated taxable income since inception and does not have sufficient deferred tax liabilities to recover the deferred tax assets. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company's ability to generate

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

6. Income Taxes (Continued)

sufficient taxable income prior to the expiration of the NOL carryforwards. In addition, a certain portion of the above NOLs may be subject to Internal Revenue Code section 382 limitations, which may limit their future use. The Company has experienced a number of transactions which could lead to a limitation of its NOLs under section 382 of the Internal Revenue Code. The Company intends to complete a study regarding this limitation in the next twelve months. It is reasonably possible that the results of the study will reduce the reported net operating losses and other deferred tax assets.

          The Company has estimated its annual effective tax rate for the full fiscal years 2012 and 2013 and applied that rate to its income before income taxes in determining its provision for income taxes. The Company also recorded discrete items in each respective period as appropriate. The Company's consolidated effective tax rate for the years ended 2012 and 2013 was 0%.

          The Company permanently reinvests cumulative undistributed earnings of its non-U.S. subsidiary in non-U.S. operations. U.S. federal income taxes have not been provided for in relation to undistributed earnings to the extent that they are permanently reinvested in the Company's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation to the United States. As of December 31, 2012 and 2013, the undistributed earnings of the Company's foreign subsidiary were immaterial.

          The Company applies the provisions of ASC 740-10 to uncertain tax positions. ASC 740-10 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon settlement. The Company did not identify any tax positions that would be required for inclusion in the financial statements. As of December 31, 2013, the Company had not made any changes to its tax positions since December 31, 2012.

          The Company recognizes interest and penalties related to uncertain tax position in income tax expense. As of December 31, 2012 and 2013, the Company had no accrued interest or penalties related to tax contingencies.

          The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for the years prior to 2010, though the NOL carryforwards can be adjusted upon audit. No income tax returns are currently under examination by the taxing authorities.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

7. Redeemable Convertible Preferred Stock

          The following table summarizes the Company's issuances of redeemable convertible preferred stock:

Issue Date	Series	Purchase Price per Share	Number of Shares	Conversion Price per Share
June 2009	Series A	$1.27	10,033,976	$1.27
February 2010	Series B	$4.46	5,057,901	$4.46
March 2011	Series C	$7.34	4,429,601	$7.34
March 2012	Series D	$7.81	3,339,902	$7.81
January 2013	Series D	$7.81	639,828	$7.81

          Series A, Series B, Series C and Series D redeemable convertible preferred stock are collectively referred to as the "Preferred Stock" and individually as the "Series A," "Series B," "Series C" and "Series D." Each of the purchase prices per share above is referred to as the Original Issue Price, and excludes the cost of issuance. Any costs incurred in connection with the issuance of the various classes of Preferred Stock have been recorded as a reduction of the carrying amount of the Preferred Stock and were accreted through a charge to additional paid-in capital through December 31, 2013.

          On February 7, 2011, the Company issued a convertible promissory note for $750, which was convertible at the option of the Company. In connection with the issuance of Series C preferred stock in 2011, the Company converted the promissory note into 104,776 shares of Series C preferred stock and issued the holder a warrant to purchase 48,896 shares of Series C preferred stock.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

7. Redeemable Convertible Preferred Stock (Continued)

Summary of Activity

          The following table presents a summary of activity for the Preferred Stock issued and outstanding for the years ended December 31, 2011, 2012 and 2013:

	Redeemable Convertible Preferred Stock
	Series A	Series B	Series C	Series D	Total Amount
Balance, January 1, 2011	$11,966	$21,786	$—	$—	$33,752
Issuance of redeemable convertible preferred stock net of issuance costs	—	—	31,510	—	31,510
Conversion of promissory note into redeemable convertible preferred stock	—	—	769	—	769
Accretion of issuance costs on redeemable convertible preferred stock	139	141	35	—	315

Balance, December 31, 2011	12,105	21,927	32,314	—	66,346
Issuance of redeemable convertible preferred stock net of issuance costs	—	—	—	26,021	26,021
Accretion of issuance costs on redeemable convertible preferred stock	139	141	45	14	339

Balance, December 31, 2012	12,244	22,068	32,359	26,035	92,706
Issuance of redeemable convertible preferred stock net of issuance costs	—	—	—	4,994	4,994
Accretion of issuance costs on redeemable convertible preferred stock	140	142	46	19	347

Balance, December 31, 2013	$12,384	$22,210	$32,405	$31,048	$98,047

Redemption Rights

          The Preferred Stock shares are redeemable at the election of the Preferred Stock holders. On April 3, 2012, the Company amended its Amended and Restated Certificate of Incorporation to change the earliest possible Preferred Stock redemption date to any date after June 19, 2016, but within ninety days after the receipt of a written request from at least 75% of the holders of the outstanding shares of the respective series of Preferred Stock. As of December 31, 2013, the redemption values of the Series A, B, C, and D Preferred Stock were $12,732, $22,564, $32,519 and $31,100, respectively.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

7. Redeemable Convertible Preferred Stock (Continued)

Conversion Rights

          The Preferred Stock is convertible, at the option of the holder, into shares of common stock at a ratio equal to the Original Issue Price for such series divided by the conversion price for such series. Each series is convertible on a one-for-one basis. The conversion price for each series of Preferred Stock is subject to adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or similar event.

          Additionally, each share of Preferred Stock will automatically convert into common stock, at the then-current conversion price for such series, upon the earliest to occur of (i) immediately prior to the closing of a public offering of shares of the Company's common stock resulting in a deemed total market valuation for the Company of $330,000, based on the public offering price, and which results in aggregate cash proceeds to the Company of not less than $50,000, or (ii) the date specified by vote or written consent of (a) the holders of at least 66 2/3% of the voting power of the outstanding shares of Series A Preferred Stock, voting together as a class, (b) the holders of at least a majority of the voting power of the outstanding shares of Series B Preferred Stock, voting together as a class, (c) the holders of at least 60% of the voting power of the outstanding shares of Series C Preferred Stock, voting together as a class, and (d) the holders of at least 60% of the voting power of the outstanding shares of Series D Preferred Stock, voting together as a class.

Voting Rights

          The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their shares of Preferred Stock are convertible. Certain transactions and actions require a minimum voting consent of the holders of the shares of the outstanding Preferred Stock, as set forth in the Company's Amended and Restated Certificate of Incorporation.

          The holders of the common stock have the right to one vote per share.

Dividend Rights

          The holders of the Preferred Stock are entitled to receive dividends on a pari passu basis on each outstanding share of preferred stock (subject to adjustment in the event of any stock splits, stock dividends, reclassifications or similar events), payable in preference and priority to any declaration or payment of any dividend on the common stock of the Company. As of December 31, 2012 and 2013, the dividends are payable at the rate of (i) $0.101512 per share per year on each outstanding share of Series A Preferred Stock; (ii) $0.356896 per share per year on each outstanding share of Series B Preferred Stock; (iii) $0.587307 per share per year on each outstanding share of Series C Preferred Stock; and (iv) $0.625168 per share per year on each outstanding share of Series D Preferred Stock. The dividends are payable when and if declared by the board of directors and are noncumulative. No dividends have been declared on the Preferred Stock through December 31, 2013.

          The holders of the common stock are entitled to receive dividends if and when declared by the Company, but not until all dividends on the Preferred Stock have been either paid or declared and the Company has set aside the funds to pay those dividends declared.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

7. Redeemable Convertible Preferred Stock (Continued)

Liquidation Rights

          In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a "Liquidation Event"), the holders of Series B, Series C, and Series D are entitled to receive in preference to the holders of Series A an amount per share equal to the respective Original lssue Price plus any declared and unpaid dividends.

          If the assets of the Company are insufficient to make payment in full, the assets will be distributed ratably in proportion to the full amounts to which the respective stockholders would otherwise be entitled. Thereafter, the holders of Series A shares are entitled to receive an amount per share equal to the Series A Original lssue Price plus all declared and unpaid dividends.

          After the payment of the full liquidation preferences of the preferred Stock as set forth above, the remaining assets of the Company available for distribution in such Liquidation Event, if any, shall be distributed ratably to the holders of the Common Stock.

8. Common Stock Reserved for Future Issuance

          As of December 31, 2013, the Company was authorized to issue 83,590,830 total shares of capital stock, consisting of 60,000,000 shares of common stock and 23,590,830 shares of preferred stock. At December 31, 2013, the Company had reserved a total of 29,528,374 of its authorized shares of common stock for future issuance as follows:

For conversion of Series A, Series B, Series C and Series D redeemable convertible preferred stock	23,501,208
Outstanding stock options	5,883,885
Outstanding stock warrants	83,818
Possible future issuance under stock option plans	59,463

Total common shares reserved for future issuance	29,528,374

9. Warrants

          As described in Note 7, in connection with the issuance and sale of the Series C preferred stock in 2011, the Company converted an outstanding promissory note into shares of Series C preferred stock and issued the holder a warrant to purchase 48,896 shares of the Company's Series C redeemable convertible preferred stock with an exercise price of $7.16 per share. The warrant was valued at $20 on the date of grant. The fair value of the warrant was estimated to be de minimis at December 31, 2011 due to the remote probability of meeting the performance criteria for the warrant to vest. The warrant expired unexercised on January 31, 2012.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

9. Warrants (Continued)

          In connection with the line of credit secured in April 2012, the Company issued a warrant to purchase 12,797 shares of the Company's Series D redeemable convertible preferred stock with an exercise price of $7.81 per share. The warrant was valued at $74 on the date of grant and at $52 and $19 at December 31, 2012 and 2013, respectively. The warrant remained outstanding as of December 31, 2013 and will expire in 2022.

          In connection with the line of credit secured in December 2013, the Company issued a warrant to purchase 71,021 shares of the Company's Series D redeemable convertible preferred stock with an exercise price of $7.81 per share. The warrant was valued at $107 on the December 31, 2013 grant date. The warrant remained outstanding as of December 31, 2013 and will expire in 2023.

          The inputs to the fair value model for the warrants are considered Level 3 inputs under ASC 820, Fair Value Measurements and Disclosures. The inputs and valuation techniques used to measure the fair value of the warrants are discussed in Note 2. All changes in the fair value of the warrants are recorded as a component of interest expense. The Company recorded reductions of interest expense of $22 and $33 for the years ended December 31, 2012 and 2013, respectively, related to the fair value adjustment of the warrants.

10. Stock-Based Compensation

          The Company established the 2008 Stock lncentive Plan (the "Stock lncentive Plan") on October 28, 2008, pursuant to which the Company has authorized 6,980,000 shares of its common stock for issuance to its employees, directors and consultants as of December 31, 2013. The Stock lncentive Plan permits the granting of incentive stock options, restrictive stock and deferred stock to eligible participants.

          As of December 31, 2012, the Company had 817,125 shares allocated to the Stock lncentive Plan, but not yet issued. As of December 31, 2013, the Company had 59,463 shares allocated to the Stock lncentive Plan, but not yet issued. The terms of stock option grants under the Stock lncentive Plan, including the exercise price per share and vesting periods, are determined by the Company's board of directors or the compensation committee thereof. Stock options are granted at exercise prices of not less than the estimated fair market value of the Company's common stock at the date of grant. Stock options are generally subject to service-based vesting conditions and vest at various times from the date of the grant, with most options vesting in tranches, generally over a period of four years. Certain stock options granted during the year ended December 31, 2012 are subject to both performance and service-based vesting conditions, and all stock options granted during the year ended December 31, 2013 are subject to service-based vesting conditions. Stock options generally expire ten years from the grant date.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

10. Stock-Based Compensation (Continued)

          Stock-based compensation expense related to stock options is included in the following line items in the accompanying consolidated statements of operations:

	Year Ended December 31,
	2011	2012	2013
Servicing and support	$91	$180	$364
Technology and content development	10	43	159
Program marketing and sales	156	162	178
General and administrative	582	1,010	1,725

	$839	$1,395	$2,426

          The Company values stock options using the Black-Scholes-Merton option pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life of the option, expected stock price volatility and dividend yield. Additionally, the recognition of expense requires estimation of the number of options that will ultimately vest and those that will be forfeited. The Company estimates the expected forfeitures of share-based awards at the grant date and recognizes the compensation cost only for those awards expected to vest.

          The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the "simplified method," the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company used the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company's history of not paying dividends.

          The following table summarizes the assumptions used for estimating the fair value of the stock options granted:

	Year Ended December 31,
	2011	2012	2013
Risk free interest rate	1.1% - 2.7%	0.8% - 1.1%	0.9% - 2.0%
Expected term (years)	5.71 - 6.49	5.65 - 6.15	5.54 - 6.31
Expected volatility	54% - 57%	57% - 61%	55% - 58%
Dividend yield	0%	0%	0%
Weighted average grant date fair value per share	$1.76	$1.91	$4.58

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

10. Stock-Based Compensation (Continued)

          The following is a summary of the option activity:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding balance at December 31, 2011	3,709,813	$1.32
Granted	2,259,251	3.58
Exercised	(706,048)	0.88
Forfeited	(380,319)	2.47
Expired	(115,870)	3.08

Outstanding balance at December 31, 2012	4,766,827	2.32	7.72	$16,363

Granted	1,604,500	6.76	9.40
Exercised	(290,604)	1.12	5.76
Forfeited	(196,838)	3.99
Expired	—	—

Outstanding balance at December 31, 2013	5,883,885	3.53	7.45	36,884

Exercisable at December 31, 2012	2,139,808	1.01	6.08	10,134

Vested and expected to vest at December 31, 2012	4,410,256	2.24	7.61	15,466

Exercisable at December 31, 2013	3,108,590	1.91	6.20	24,514

Vested and expected to vest at December 31, 2013	5,689,741	3.47	7.40	36,018

          The total compensation cost related to the nonvested awards not yet recognized as of December 31, 2013 was $8,039 and will be recognized over a weighted average period of approximately 3.0 years.

          The aggregate intrinsic value of the employee options exercised during the years ended December 31, 2012 and 2013 was $1,647 and $1,802, respectively. No employee options were exercised during the year ended December 31, 2011.

          In February 2014, the Company's stockholders approved the Company's 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of incentive stock options to the Company's employees and its parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to the Company's employees, including officers, consultants and directors. The 2014 Plan also provides for the grant of performance cash awards to the Company's employees, consultants and directors.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

10. Stock-Based Compensation (Continued)

          A total of 2,800,000 shares of the Company's common stock are reserved for issuance pursuant to the 2014 Plan. In addition, the shares to be reserved for issuance under the 2014 Plan will include (a) those shares reserved but unissued under the Stock Incentive Plan, and (b) shares returned to the Stock Incentive Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (a) and (b) is 5,943,348 shares). The number of shares of the Company's common stock that may be issued under the 2014 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2015 continuing through January 1, 2024, by 5% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the Company's board of directors.

11. Net Loss Per Share

          Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company's net loss. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
Redeemable convertible preferred stock:
Series A	10,033,976	10,033,976	10,033,976
Series B	5,057,901	5,057,901	5,057,901
Series C	4,429,601	4,429,601	4,429,601
Series D	—	3,339,902	3,979,730
Warrant to purchase Series C redeemable convertible preferred stock	48,896	—	—
Warrants to purchase Series D redeemable convertible preferred stock	—	12,797	83,818
Stock options	3,709,813	4,766,827	5,883,885

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

11. Net Loss Per Share (Continued)

          Basic and diluted net loss per share attributable to common stockholders is calculated as follows:

	Year Ended December 31,
	2011	2012	2013
Numerator:
Net loss attributable to common stockholders	$(25,192)	$(23,452)	$(28,300)

Denominator:
Weighted-average common shares outstanding, basic and diluted	6,680,085	7,037,090	7,432,055

Net loss per share attributable to common stockholders, basic and diluted	$(3.77)	$(3.33)	$(3.81)

Pro Forma Net Loss Per Share (unaudited)

          The numerator and denominator used in computing pro forma net loss per share for the year ended December 31, 2013 has been adjusted to assume (i) the conversion of all outstanding shares of redeemable convertible preferred stock to common stock as of the beginning of the period or at the time of issuance, if later, and (ii) the reclassification of the Series D warrant liability to additional paid-in capital as of the beginning of the period.

Year Ended December 31, 2013
Numerator:
Net loss	$(27,953)
Accretion of deferred preferred stock offering costs	(347)
Changes in the fair value of the warrant to purchase Series D redeemable convertible preferred stock	33

Pro forma numerator for basic and diluted loss per share	$(28,267)

Denominator:
Historical denominator for basic and diluted net loss per share weighted-average shares	7,432,055
Plus: conversion of convertible preferred stock to common stock	23,453,748

Pro forma denominator for basic and diluted net loss per share attributable to common stockholders	30,885,803

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.92)

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

12. Segment and Geographic Information

          Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") for purposes of allocating resources and evaluating financial performance. The Company's CODM reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company's operations constitute a single operating segment and one reportable segment. The Company offers similar services to substantially all of its clients, which represent graduate programs to major universities in the United States. The Company is also currently developing services to support undergraduate programs. These activities represent less than 10% of the Company's revenues, expenses and identifiable assets and are therefore combined with the Company's other operations for financial reporting purposes.

          Substantially all assets were held and all revenue was generated in the United States during all periods presented. Through December 31, 2013, the Company provided services solely to universities located in the United States; however, two international universities were recently added to a pilot program supporting a consortium of universities offering online undergraduate courses to their students for credit.

13. Retirement Plan

          The Company has established a 401(k) plan for eligible employees to contribute up to 100% of their compensation, limited by the IRS-imposed maximum contribution amount. The Company matches 33% of each employee's contribution up to 6% of the employee's salary deferral. For the years ended December 31, 2011, 2012 and 2013, the Company made employer contributions of $212, $296 and $446, respectively.

14. Related Party Transactions

          The Company subleases space to an entity related by virtue of common ownership by a major stockholder. The lease requires the subtenant to reimburse the Company for the allocated cost of the space subleased. For the years ended December 31, 2011, 2012 and 2013, the Company recorded $16, $191 and $191, respectively, as rental income from this related entity.

          The Company utilizes the marketing and event planning services of a company that is partially owned by one of the Company's executives. The Company recorded $312, $373 and $845 for the years ended December 31, 2011, 2012 and 2013, respectively, for the expenses incurred related to the services provided by this related party. No amounts were due to the related party or recorded in accounts payable on the consolidated balance sheets as of December 31, 2012 and 2013.

          As of December 31, 2012, the Company recorded a note receivable from one of its executives in the amount of $265. The note bore an interest rate of 2.18% and was due in full at the earliest of the employee's termination, a change in control of the Company, an IPO or October 2019. The note was secured by stock options to purchase an aggregate of 869,000 shares held by the executive. The note receivable was recorded as a related party receivable on the consolidated balance sheets. This note was repaid in full prior to December 31, 2013.

2U, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share amounts)

15. Summarized Quarterly Data (unaudited)

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands)
Revenue	$13,106	$13,369	$12,984	$16,420	$19,134	$18,691	$20,499	$24,803
Costs and expenses:
Servicing and support	3,119	3,779	3,618	4,410	5,018	5,656	5,842	6,202
Technology and content development	1,834	1,812	2,079	2,574	3,235	4,596	5,113	6,528
Program marketing and sales	10,298	11,370	12,823	10,899	11,770	13,695	15,412	13,226
General and administrative	2,359	2,318	2,205	3,460	2,871	3,654	4,269	4,046

Total costs and expenses	17,610	19,279	20,725	21,343	22,894	27,601	30,636	30,002

Loss from operations	(4,504)	(5,910)	(7,741)	(4,923)	(3,760)	(8,910)	(10,137)	(5,199)
Other income (expense):
Interest expense	(1)	(19)	(35)	(18)	8	5	(1)	15
Interest income	3	13	11	11	6	10	5	5

Total other income (expense)	2	(6)	(24)	(7)	14	15	4	20

Net loss	$(4,502)	$(5,916)	$(7,765)	$(4,930)	$(3,746)	$(8,895)	$(10,133)	$(5,179)

16. Subsequent Events

          The Company has evaluated subsequent events that occurred after December 31, 2013 through February 21, 2014, the date on which the financial statements for the year ended December 31, 2013 were issued.

          On January 21, 2014, the Company borrowed $5,000 under its $37,000 revolving line of credit. On February 18, 2014, the Company repaid this borrowing in full.

          On February 3, 2014, the Compensation Committee of the Company's Board of Directors recommended to the Board the key terms of, and method for determining, equity grants to be made to participants under the 2014 Plan. The number of shares to be granted, fair market value and exercise price were not finalized pending Board of Directors approval of the completed 409A valuation as of January 31, 2014. That valuation was received in February 2014 and, based on the common share value indicated therein, the Company now anticipates that options and restricted stock units for approximately 2.0 million shares will be issued upon approval of the individual grants by the Board of Directors.

2U®

UNC
KENAN-FLAGLER
BUSINESS SCHOOL
MBA@UNC

No Back Row™

                    shares

2U, Inc.

Common Stock

Goldman, Sachs & Co.
Credit Suisse
Needham & Company
Oppenheimer & Co.
Pacific Crest Securities

Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Amount to be Paid
SEC registration fee		$12,880
FINRA filing fee		15,500
NASDAQ initial listing fee		150,000
Blue sky fees and expenses			*
Printing and engraving			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous fees and expenses			*

Total	$		*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

          Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

          We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

          We maintain a directors' and officers' liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

          In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of the our common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

          The following list sets forth information regarding all unregistered securities sold by us since January 1, 2011 through the date of the prospectus that is a part of this registration statement (the "Prospectus").

  1)
  From January 1, 2011 through the date of the Prospectus, we have granted options under our 2008 stock incentive plan to purchase an aggregate of 5,402,751 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $1.82 to $9.50 per share. Of these, options to purchase an aggregate of 1,022,831 shares have been cancelled without being exercised. During the period from January 1, 2011 through the date of the Prospectus, an aggregate of 1,019,999 shares were issued upon the exercise of stock options, at exercise prices between $0.60 and $3.14 per share, for aggregate proceeds of $994,294.

  2)
  In March 2011, we issued an aggregate of 4,429,601 shares of our Series C Preferred Stock to 13 accredited investors at a per share price of $7.34, for aggregate consideration of approximately $32.5 million.

  3)
  In March and April 2012, we issued an aggregate of 3,339,902 shares of our Series D Preferred Stock to 16 accredited investors at a per share price of $7.81, for aggregate consideration of approximately $26.1 million.

  4)
  In April 2012, in connection with a loan facility, we issued a warrant to purchase an aggregate of 12,797 shares of our Series D redeemable convertible preferred stock at an exercise price of $7.81 per share to one accredited investor.

  5)
  In January 2013, we issued an aggregate of 639,828 shares of our Series D Preferred Stock to one accredited investor at a per share price of $7.81, for aggregate consideration of approximately $5.0 million.

  6)
  In December 2013, in connection with a loan facility, we issued a warrant to purchase an aggregate of 71,021 shares of our Series D redeemable convertible preferred stock at an exercise price of $7.81 per share to one accredited investor.

          The offers, sales and issuances of the securities described in paragraph (1) were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2008 stock incentive plan. Appropriate legends were affixed to the securities issued in these transactions.

          The offers, sales and issuances of the securities described in paragraphs (2) through (6) were exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.
3.2	†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3		Bylaws, as amended to date and as currently in effect.
3.4	†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	†	Specimen stock certificate evidencing shares of Common Stock.
5.1	†	Opinion of Cooley LLP as to legality.
10.1	*	Services Agreement, by and between the Registrant and University of Southern California, on behalf of the USC Rossier School of Education, dated as of October 29, 2008, as amended to date.
10.2	*	Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of School of Social Work, dated as of April 12, 2010, as amended to date.
10.3		Lease Agreement, by and between the Registrant and MPLX-Landover Co LLC, dated as of June 20, 2008, as amended to date.

Exhibit Number		Description of Document
10.4	*	Amended and Restated Revolving Credit Agreement, by and among the Registrant, Comerica Bank as Administrative Agent and as a Lender, Issuing Lender and Swing Line Lender and Square 1 Bank as a Lender, dated as of December 31, 2013.
10.5		Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated April 5, 2012.
10.6		Amended and Restated Investor Rights Agreement, dated as of March 27, 2012, by and among the Registrant and certain of its stockholders.
10.7	+	Fourth Amended and Restated 2008 Stock Incentive Plan, as amended to date.
10.8	+	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.
10.9	+	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan.
10.10	+	2013 Bonus Plan.
10.11	+	2014 Equity Incentive Plan.
10.12	+	Form of Stock Option Agreement under 2014 Equity Incentive Plan.
10.13	+†	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.
10.14	+†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.15	+	Form of Indemnification Agreement with directors.
10.16	+†	Form of Employment Agreement with executive officers to be in effect upon the completion of this offering.
10.17		Sublease, by and between the Registrant and Noodle Education, Inc., dated as of November 16, 2011.
10.18		Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated December 31, 2013.
10.19	+	Letter Agreement, by and between the Registrant and Christopher J. Paucek, dated as of October 22, 2013.
21.1		Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP, independent registered public accounting firm.
23.2	†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page hereto.
99.1		Consent of Director Nominee Sallie L. Krawcheck.
99.2		Consent of Director Nominee Earl Lewis.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

  (b)
  Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions Charged To Expense/ Against Revenue	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2011	$—	$—	$—	$—
Year ended December 31, 2012	—	—	—	—
Year ended December 31, 2013	—	12	—	12

	Balance at Beginning of Period	Additions Charged To Expense/ Against Revenue	Deductions	Balance at End of Period
Income tax valuation allowance:
Year ended December 31, 2011	$6,291	$8,781	$—	$15,072
Year ended December 31, 2012	15,072	8,792	—	23,864
Year ended December 31, 2013	23,864	11,057	—	34,921

Item 17.    Undertakings.

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Landover, State of Maryland, on the 21st day of February, 2014.

2U, INC.
By:	/s/ CHRISTOPHER J. PAUCEK Christopher J. Paucek Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Christopher J. Paucek, Catherine A. Graham, Todd J. Glassman and Brent B. Siler, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER J. PAUCEK Christopher J. Paucek	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2014
/s/ CATHERINE A. GRAHAM Catherine A. Graham	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 21, 2014
/s/ PAUL A. MAEDER Paul A. Maeder	Director and Chairman of the Board	February 21, 2014

Signature	Title	Date

/s/ MARK J. CHERNIS Mark J. Chernis	Director	February 21, 2014
/s/ TIMOTHY M. HALEY Timothy M. Haley	Director	February 21, 2014
/s/ JOHN M. LARSON John M. Larson	Director	February 21, 2014
/s/ MICHAEL T. MOE Michael T. Moe	Director	February 21, 2014
/s/ ROBERT M. STAVIS Robert M. Stavis	Director	February 21, 2014

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.
3.2	†	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3		Bylaws, as amended to date and as currently in effect.
3.4	†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	†	Specimen stock certificate evidencing shares of Common Stock.
5.1	†	Opinion of Cooley LLP as to legality.
10.1	*	Services Agreement, by and between the Registrant and University of Southern California, on behalf of the USC Rossier School of Education, dated as of October 29, 2008, as amended to date.
10.2	*	Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of School of Social Work, dated as of April 12, 2010, as amended to date.
10.3		Lease Agreement, by and between the Registrant and MPLX-Landover Co LLC, dated as of June 20, 2008, as amended to date.
10.4	*
Amended and Restated Revolving Credit Agreement, by and among the Registrant, Comerica Bank as Administrative Agent and as a Lender, Issuing Lender and Swing Line Lender and Square 1 Bank as a Lender, dated as of December 31, 2013.
10.5		Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated April 5, 2012.
10.6		Amended and Restated Investor Rights Agreement, dated as of March 27, 2012, by and among the Registrant and certain of its stockholders.
10.7	+	Fourth Amended and Restated 2008 Stock Incentive Plan, as amended to date.
10.8	+	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.
10.9	+	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan.
10.10	+	2013 Bonus Plan.
10.11	+	2014 Equity Incentive Plan.
10.12	+	Form of Stock Option Agreement under 2014 Equity Incentive Plan.
10.13	+†	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.
10.14	+†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.15	+	Form of Indemnification Agreement with directors.
10.16	+†	Form of Employment Agreement with executive officers to be in effect upon the completion of this offering.

Exhibit Number		Description of Document
10.17		Sublease, by and between the Registrant and Noodle Education, Inc., dated as of November 16, 2011.
10.18		Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated December 31, 2013.
10.19	+	Letter Agreement, by and between the Registrant and Christopher J. Paucek, dated as of October 22, 2013.
21.1		Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP, independent registered public accounting firm.
23.2	†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page hereto.
99.1		Consent of Director Nominee Sallie L. Krawcheck.
99.2		Consent of Director Nominee Earl Lewis.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.